
HYPOTHEKENBANK IN ESSEN AG

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ D-45018 Essen ♦ Germany

Gildehofstraße 1
45127 Essen
www.essenhyp.de
info@essenhyp.de
Tel.: +49 2018135-0
Fax: +49 2018135-200

Bank Details:
LZB Essen 360 096 10

Commerzbank AG
Bank Code 360 400 39
Account No. 1 776475

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States


03050414

Your ref.	Your message	Our ref.	Extension	Essen
		CL	-485	20.03.03


PROCESSED
MAY 20 2003
THOMSON
FINANCIAL

SUPPL

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

Dear Sir or Madam,

Please find enclosed Essen Hyp's website as of February 28, 2003, Essen Hyp's press release on the bank's annual accounts as of December 31, 2002 (English and German version), and Essen Hyp's Annual Report 2002 (German version; the English version is not available yet).

We send you this information in order to fulfill our obligations for the frequent issuer status of Hypothekenbank in Essen AG / Germany.

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft


HYPOTHEKENBANK IN ESSEN AG

Press Release of Hypothekenbank in Essen AG on the Annual Accounts as of December 31, 2002

Successful business year 2002

Despite the difficult overall economic situation, and in contrast to the banking sector as a whole, Hypothekenbank in Essen AG (Essen Hyp) can look back on a satisfactory business and earnings development in the financial year 2002. With a slight increase in our balance sheet total to around €71bn (€69.6bn), a 3.9% increase in our operating result to €112.3m (€108.1m), a further improvement of our return on equity after tax to 13.8% (13.5%) and an extremely low cost income ratio by sector standards of 12.4% (13.8%), Essen Hyp was even able to surpass the already excellent 2001 business results.

Essen Hyp's earnings situation

Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors of Essen Hyp, was particularly satisfied with the bank's earnings situation: "The operating result as of year-end 2002 came to €112.3m, against €108.1m in 2001, an increase of 3.9%." Thus, the ambitious internal targets for the business year 2002 were not only met, but even exceeded – despite the fact that Essen Hyp, too, had to cope with the difficult situation on the capital and real estate markets. The economic slowdown in Germany and the problems of the banking sector as a whole were also reflected by the ratings awarded by the rating agencies. As a result, the banking sector in general, including Essen Hyp, had to cope with higher funding costs. In addition to this, and in line with the sector as a whole, increased risk provisioning weighed on Essen Hyp's business results. Provision for possible loan losses grew by €15.8m to €63.7m. This figure includes the amount of €21.9m which results from the fact that Essen Hyp returned high-coupon *Pfandbriefe* of its own issue to the Trustee at above-par prices. In fact,


HYPOTHEKENBANK IN ESSEN AG

however, these measures do not represent losses, given that the returned *Pfandbriefe* were exchanged by lower-coupon funding instruments which, in turn, led to an improvement of the bank's long-term earnings situation:

"Having thoroughly analyzed our entire mortgage loan portfolio in terms of credit risk, we have allowed for an amount of €33.1m as provision for possible loan losses in this segment, based upon conservative calculations," Mr. Schulte-Kemper reported.

Continuous upwards development of net interest income

According to Mr. Schulte-Kemper, the development of net interest income made a substantial contribution to the bank's positive earnings situation. "Our excellent business result is to a great extent due to the fact that net interest income grew by another €14m - or 7.7% - to €196.7m, against €182.7m in 2001," Mr. Schulte-Kemper emphasized. He added that this development was, above all, driven by the expansion of Essen Hyp's mortgage lending activities, which generate stable interest income that is not affected by capital market developments.

Further reduction of general operating expenses

"We succeeded in further improving our already low cost income ratio from 13.8% to 12.4%. This was achieved by the increase in net interest and commission income, combined with a slight decrease in general operating expenses," Mr. Schulte-Kemper reported, adding that the favorable ratio of general operating expenses and net interest and commission income is an excellent indicator of Essen Hyp's competitiveness. "Thanks to our efficiency and flexibility we are able to enter into business transactions that involve lower risks while complying with our requirements as regards earnings."


HYPOTHEKENBANK IN ESSEN AG

The defense and further strengthening of this competitive advantage is one of the key factors in the business philosophy of Essen Hyp's Board of Managing Directors.

Slight decrease in capital market transactions

As far as public-sector lending is concerned, new lending commitments totaled €14.2bn, against €17.8bn in 2001. Of this figure, loans to public-sector entities and institutions governed by public law accounted for €4.2bn while securities issued by other borrowers and eligible for cover totaled €10bn. In addition to this, the bank took onto its books securities issued by other borrowers not eligible for cover to the amount of €2.5bn, a decrease of €1.6bn compared to 2001. In total, new lending commitments thus came to around €16.7bn, against €21.9bn in the previous year.

Further expansion of property financing activities

"The bank's strategic realignment, as decided by the Board of Managing Directors in 2000, i.e. a stronger focus on mortgage lending, moved forward successfully in 2002," reported Michael Fröhner, Member of the Board of Managing Directors, and responsible for property financing. "The total volume of new lending commitments came to around €1.6bn, against €1.4bn in 2001. At 58.5% (59.1%), the portion of loans relating to commercial properties slightly exceeded the volume of new residential loans," he pointed out.

"In particular, the expansion of our international property financing activities makes good progress, which reflects our internationally orientated business policy," Mr. Fröhner explained. The total volume of international commercial loans came to €404.1m (€91m) in 2002. €320.5m, i.e. the majority of this figure, relates to the United Kingdom where Essen Hyp opened a representative office at the beginning of 2002.


HYPOTHEKENBANK IN ESSEN AG

France and the United States contributed €43.9m and €39.7m respectively. Based on the development in the UK, the bank's expectations to expand its business activities in France and the United States are particularly high. While the representative office in Paris began working at the beginning of February 2003, our representative office in the United States will be opened in the course of the year. "We believe that we have made full use of the additional scope that has been made available to us, following the amendment of the German Mortgage Bank Act (*HBG*), by expanding our international mortgage lending activities in a risk-sensitive and profit-orientated way," Mr. Fröhner reported.

Funding

In order to refinance its lending activities, Essen Hyp issued bonds totaling €21.2bn (€31.2bn) in 2002. The bank also made use of its Commercial Paper Program to meet its short-term funding requirements. Drawings under this program totaled €10.2bn (€9.9bn). "In view of the spread widenings in the Jumbo segment that are not justified due to the excellent *Pfandbrief* ratings, we have decided to place *Pfandbriefe* with smaller issuance volumes, which are tailored to our investors' specific requirements," Mr. Schulte-Kemper reported. As a result, the bank's funding costs were clearly reduced. Essen Hyp plans to make further use of this funding instrument in 2003. In order to further promote the placement of these small *Pfandbrief* issues, Essen Hyp organized 25 roadshow presentations in various German cities, plus a number of investor meetings all across Germany in January and February 2003. Essen Hyp's belief that public relations should not be seen as a 'necessary evil' but as an opportunity is underlined by the fact that the bank not only plans further roadshows all across Europe, in the United States and in Asia, but will also host the 3rd International Capital Market Conference in Essen from July 10 to 12, 2003. Against the background of the previous Capital Market Conferences, Essen Hyp hopes to welcome more than 300 participants from all across the world.


HYPOTHEKENBANK IN ESSEN AG

Appropriation of profit

"At the Annual General Meeting it was decided to pay an unaltered 18% dividend on the dividend-bearing capital of €201.3m (amount to be distributed: €36.2m), as well as to distribute the remaining net income of €40m to our shareholders," Mr. Schulte-Kemper reported. In return, the bank's capital base will be increased by a total of €30m through contributions from our shareholders. Taking these measures into account, the bank's liable reported capital and reserves will then come to €1.13bn against €1.1bn as of December 31, 2002. Mr. Schulte-Kemper underlined that this measure provides the bank with more leeway for its property financing activities, which generate higher margins but also tie up a higher portion of the liable own capital.

Successful start in the business year 2003

"By the end of February 2003 the total volume of our new mortgage lending commitments stood at around €315m," Mr. Schulte-Kemper reported. At around €292m, or 93%, residential loans account for the vast majority of this figure. When also taking into account the domestic commercial lending commitments, the total volume of new loans rose by around €100m, or 53%, compared to the same period in the previous year.

The aggregate volume of new public-sector loans, including securities issued by other borrowers, stood at around €5bn at the end of February 2003. This figure includes loans to foreign borrowers that are eligible for cover amounting to €1.1bn. In addition to this, we took loans not eligible for cover totaling €0.5bn onto our books.

Essen Hyp's balance sheet total stood at €70.1bn at the end of February 2003 and thus remained basically unchanged compared to year-end 2003.


HYPOTHEKENBANK IN ESSEN AG

Mr. Schulte-Kemper was particularly satisfied with the total volume of funds raised on the capital markets, which came to €8.2bn. "Our strategy to launch tailor-made *Pfandbriefe* with small issuance volumes and, particularly, to approach national investors by organizing roadshows all across Germany was a complete success," he reported.

Planning of the balance sheet total – a moderate increase is envisaged

Based upon our forecasts for economic and capital market developments, and in view of the expected new mortgage lending commitments, Essen Hyp only plans a moderate balance sheet growth for 2003. This is above all due to the fact that we will continue to put a stronger focus on property financing, which ties up a higher portion of the liable own capital. "Taking into account the volume of loans maturing in 2003 and our active spread management, the gross volume of our new lending business is expected to approximately reach the 2002 result," Mr. Schulte-Kemper explained.

Business plan – increase of new lending commitments

According to Mr. Harald Pohl, Member of the Board of Managing Directors, and in the future responsible for the origination of mortgage loans in accordance with the forthcoming minimum requirements for lending operations (*MaK*), Essen Hyp plans to generate new lending commitments totaling more than €2bn in 2003: "Of this figure, new loans relating to domestic and international commercial properties are expected to account for around €1.5bn. In view of our permanent dialogue with our business partners we plan to extend loans totaling up to €1bn as a partner in national and international banking syndicates. We are confident that our activities in selected European countries, as well as in the United States and Canada, will make a major


HYPOTHEKENBANK IN ESSEN AG

contribution to our overall result in this segment. Smaller commercial loans in Germany are expected to total around €0.5bn."

Hypothekenbank in Essen AG plans to generate retail loans totaling around €0.6bn per year from our system of the direct commitment of loans with the Commerzbank AG and other partners.

Lower funding costs

"We hold the view that economic prospects for the banking sector as a whole will clearly improve in the course of 2003 or, at the latest, in 2004. This is why we are convinced that speculation on, for instance, supposed liquidity shortages of certain banks will finally come to an end," Mr. Schulte-Kemper pointed out. He added that this should also translate in more favorable funding conditions for the sector as a whole.

Mr. Schulte-Kemper reported that the rating committee of the rating agency Moody's Investor Service decided that the outlook for Essen Hyp's long-term counterparty rating of A2 as of January 31, 2003 be changed from "under review for possible downgrade" to "stable". During intensive discussions, and after reviewing Essen Hyp's 2002 business results, as well as the bank's business plans for the coming years, the analysts of Moody's Investor Service were able to see for themselves that Essen Hyp benefits from an excellent earnings situation, a moderate risk exposure, a good risk management and a promising strategic position.

"We are pleased to inform you today that Moody's Investor Services confirmed the long-term counterparty rating of Hypothekenbank in Essen AG of

A2

on March 7, 2003, with the rating outlook having been changed to "stable". We hope that we will be able to provide you with similarly positive information after the


HYPOTHEKENBANK IN ESSEN AG

forthcoming rating reviews by Standard & Poor's and FitchRatings. These reviews will, at the latest, be carried out during the annual review meetings in the second quarter of this year," Mr. Schulte-Kemper reported.

Future prospects

"The successful business performance in 2002, the bank's standing on the national and international capital markets, its strong position in the public-sector and mortgage lending business and its excellent cost structure form the basis for a successful business year 2003, at the end of which we hope to report a return on equity after tax of more than 14%," Mr. Schulte-Kemper explained.

However, the forecasts on future economic development are less optimistic. "The Board of Managing Directors of Essen Hyp expects the ECB to further reduce interest rates. However, these rate cuts will not result in a perceivable economic recovery in the euro area in the medium term. Against this background we forecast that interest rates in the euro area will maintain their low level over a longer period of time."

This outlook by Mr. Schulte-Kemper marked the end of his report on Essen Hyp's performance in the financial year 2002.


HYPOTHEKENBANK IN ESSEN AG

Key Figures of Hypothekenbank in Essen AG

	31.12.2002 in € m	31.12.2001 in € m	Change in %
New lending commitments			
Public-sector loans and securities issued by other borrowers	16,655.6	21,928.9	-24.1%
Mortgage loans	1,627.0	1,366.0	19.1%
The bank's funding			
Medium-/long-term *Pfandbriefe* and other bonds	8,656.1	17,846.3	-51.5%
Short-term	12,542.1	13,352.2	-6.1%
of which: CP Program	10,212.6	9,870.4	3.5%
(current program utilization)	628.0	1,345.1	-53.3%
Profit and loss account			
Net interest and commission income	187.5	170.9	9.7%
General operating expenses	23.2	23.5	-1.3%
Balance of other operating income and expenses	11.7	3.8	207.9%
Operating result before provision for possible loan losses	176.0	151.1	16.5%
Provision for possible loan losses	-63.7	-47.9	33.0%
Operating result	112.3	108.1	3.9%

	31.12.2002 in € m	31.12.2001 in € m	Change in %
Figures from the balance sheet			
Balance sheet total	70,978.6	69,553.1	2.0%
Claims			
Mortgage loans	4,289.9	3,002.6	42.9%
Public-sector loans	35,869.6	36,841.4	-2.6%
Securities issued by other borrowers	24,286.0	24,349.4	-0.3%
Liabilities			
Mortgage *Pfandbriefe*	1,884.0	1,305.5	44.3%
Public-sector *Pfandbriefe*	50,737.8	54,519.2	-6.9%
Capital structure			
Subscribed capital	201.3	201.3	0%
Reserves	352.6	352.6	0%
Profit-sharing certificates	283.6	278.6	1.8%
Subordinated liabilities	296.9	298.5	-0.5%


HYPOTHEKENBANK IN ESSEN AG

Pressemitteilung der Hypothekenbank in Essen AG zum Jahresabschluss per 31.12.2002

Erfolgreiches Geschäftsjahr 2002

Trotz des angespannten gesamtwirtschaftlichen Umfelds kann die Hypothekenbank in Essen AG (Essen Hyp) auf einen – gegen den allgemeinen Branchentrend – erfreulichen Geschäfts- und Ertragsverlauf im Geschäftsjahr 2002 zurückblicken. Mit einer leicht gesteigerten Bilanzsumme von rd. € 71 Mrd. (€ 69,6 Mrd.), einem um 3,9% erhöhten Betriebsergebnis von € 112,3 Mio. (€ 108,1 Mio.), einem weiter verbesserten Return on Equity nach Steuern von 13,8% (13,5%) und einer im Vergleich zu anderen Kreditinstituten extrem niedrigen Cost-Income-Ratio von 12,4% (13,8%) wird das erfolgreiche Geschäftsjahr 2001 noch einmal übertroffen.

Ertragslage der Essen Hyp

Besonders zufrieden zeigte sich Hubert Schulte-Kemper, Vorstandsvorsitzender der Essen Hyp, mit der Ertragslage der Bank: „Das Betriebsergebnis beläuft sich zum Jahresultimo auf € 112,3 Mio. (€ 108,1 Mio.), was gleichbedeutend ist mit einer Steigerung um 3,9%. Dieses Ergebnis hat selbst die ambitionierte interne Planung für das Geschäftsjahr 2002 übertroffen, denn“, so Schulte-Kemper, „auch wir hatten uns den schwierigen Rahmenbedingungen für das Kapitalmarkt- und Immobilienfinanzierungsgeschäft zu stellen.“ Die Konjunkturentwicklung in Deutschland und Euroland und damit einhergehend die schwierige Lage der Bankenbranche habe sich auch in den Bewertungen durch die Ratingagenturen widergespiegelt. Dies habe, so Schulte-Kemper, zu höheren Refinanzierungskosten im Bankenbereich geführt, von denen auch die Essen Hyp nicht verschont worden sei. Daneben haben, wie in der gesamten Branche, Maßnahmen zur Risikovorsorge auch das Ergebnis der Essen Hyp belastet. Per Saldo wurde der Vorsorgebetrag gegenüber dem Vorjahr um. € 15,8 Mio.


HYPOTHEKENBANK IN ESSEN AG

auf € 63,7 Mio. erhöht, wobei in diesem Betrag € 21,9 Mio. enthalten sind, die durch die vorzeitige Rückgabe höher verzinslicher eigener Pfandbriefe zu Kursen über pari an den Treuhänder der Bank entstanden sind. Dies sind de facto keine Verluste, denn die zurückgegebene Refinanzierung wurde durch eine Refinanzierung mit niedrigeren Zinssätzen ersetzt und damit die Ertragslage der Essen Hyp in der Zukunft verbessert. „Nachdem wir unseren Gesamtbestand an Hypothekarkrediten intensiv auf Kreditrisiken untersucht haben", erläutert Schulte-Kemper weiter, „haben wir dafür unter Anlegung vorsichtiger kaufmännischer Maßstäbe einen Betrag von € 33,1 Mio. als Risikovorsorge eingestellt."

Konstant positive Entwicklung des Zinsüberschusses

Dass die Essen Hyp ein deutliches Plus im Ertrag ausweisen kann, hängt laut Schulte-Kemper maßgeblich mit der Entwicklung des Zinsüberschusses zusammen. „Wir haben die Basis für dieses hervorragende Ergebnis mit dem gegenüber dem Vorjahr (€ 182,7 Mio.) nochmals um € 14,0 Mio. oder plus 7,7% erhöhten Zinsüberschuss von € 196,7 Mio. gelegt." Laut Schulte-Kemper hat sich hier vor allem der Aufbau des Hypothekenbestandes mit stabilen, von den Entwicklungen des Kapitalmarktes unbeeinflussten Zinserträgen niedergeschlagen.

Verwaltungsaufwendungen nochmals reduziert

„Unsere bislang schon sehr niedrige Cost-Income Ratio konnten wir von 13,8% auf 12,4% verbessern, weil", so Schulte-Kemper, „sich der Zins- und Provisionsüberschuss im Jahresvergleich erhöht hat und die Verwaltungsaufwendungen hingegen sogar leicht reduziert werden konnten." Die günstige Relation der Verwaltungsaufwendungen zum Zins- und Provisionsüberschuss ist laut Schulte-Kemper ein hervorragender Indikator für die Wettbewerbsfähigkeit der Essen Hyp. „Wir arbeiten effizient und flexibel. Damit sind wir in der Lage, weniger risikobehaftetes Geschäft in die Bücher zu nehmen, welches dennoch einen vorgegebenen Ertragsbeitrag erfüllt." Sich diesen Wettbewerbs-


HYPOTHEKENBANK IN ESSEN AG

vorteil zu erhalten und auszubauen sei erklärte Philosophie des Vorstands der Essen Hyp.

Kapitalmarktgeschäft etwas rückläufig

Im Segment des Staatskreditgeschäfts belief sich das Zusagevolumen auf € 14,2 Mrd. (€ 17,8 Mrd.). Dieses Volumen teile sich in € 4,2 Mrd. für Darlehen an öffentliche bzw. öffentlich-rechtliche Adressen und € 10 Mrd. für deckungsfähige fremde Wertpapiere auf. Nicht deckungsfähige fremde Wertpapiere wurden mit einem Volumen von € 2,5 Mrd. in den Bestand genommen, damit rd. € 1,6 Mrd. weniger als im Vorjahr. Das gesamte Neugeschäft erreichte € 16,7 Mrd. (€ 21,9 Mrd.).

Immobilienfinanzierungen weiter ausgebaut

„Der vom Vorstand im Jahr 2000 beschlossene Strategiewechsel mit der Intensivierung des Hypothekengeschäfts konnte auch 2002 umgesetzt und damit gefestigt werden", erläutert Michael Fröhner, Ressortvorstand Immobilienfinanzierungen. „Insgesamt konnte ein Neugeschäft von rd. € 1,6 Mrd. (€ 1,4 Mrd.) abgeschlossen werden, wobei die Beleihungen gewerblich genutzter Immobilien mit 58,5% (59,1%) einen etwas höheren Anteil am Gesamtvolumen als Beleihungen wohnwirtschaftlicher Objekte hatte", so Fröhner.

„Insbesondere die Expansion des ausländischen Hypothekengeschäfts schreitet erfolgreich voran und unterstreicht damit die international ausgelegte Geschäftspolitik der Bank", wie Fröhner anfügt. 2002 ist in diesem Geschäftssegment ein Volumen von € 404,1 Mio. (€ 91,0 Mio.) gewerblichen Immobilienkrediten abgeschlossen worden. Der Großteil der Darlehen wurde mit € 320,5 Mio. in Großbritannien herausgelegt. Hier hat die Bank Anfang des Jahres 2002 eine Repräsentanz eröffnet. Zusätzlich wurden in Frankreich Kredite über € 43,9 Mio. zugesagt. Auf die USA entfielen umgerechnet € 39,7 Mio. Entsprechend hoch sind die Erwartungen an die Repräsentanz in Paris, die am 01. Februar 2003 eröffnet wurde, sowie an die in den USA, die im Laufe des Jahres


HYPOTHEKENBANK IN ESSEN AG

2003 starten soll, um die geschäftlichen Tätigkeiten in diesen Ländern ausbauen zu können. „Wir sind der Meinung, die Möglichkeiten der Internationalisierung unseres Hypothekengeschäfts mit der Novellierung des HBG risiko- und ertragsbewusst bestens genutzt zu haben", ergänzt Fröhner.

Refinanzierung

Zur Refinanzierung des Aktivgeschäfts hat die Bank Wertpapiere mit einem Volumen von € 21,2 Mrd. (€ 31,2 Mrd.) emittiert. Zur kurzfristigen Mittelbeschaffung bediente sich die Bank auch des Commercial Paper Program, das im Jahresverlauf ein Abschlussvolumen von € 10,2 Mrd. (€ 9,9 Mrd.) erreicht hat. „Wir haben in Anbetracht der aufgrund der erstklassigen Pfandbrief-Ratings nicht gerechtfertigten Spreadausweitung im Jumbosegment die Refinanzierung durch kleinvolumigere Pfandbriefemissionen bevorzugt", ergänzt Schulte-Kemper, „die wir den Investoreninteressen entsprechend maßgeschneidert strukturieren können." Dadurch konnten die Refinanzierungskosten der Bank bereits spürbar gesenkt werden. Die Bank plant, diese Refinanzierungsquelle auch 2003 zu nutzen und hat die Platzierungsbemühungen mit 25 Präsentationen in diversen nationalen Großstädten und Ballungszentren und weiteren zahlreichen Investorengesprächen in Deutschland im Zeitraum Januar bis Februar 2003 unterstützt. Dass die Bank Investor Relations nicht als notwendiges Übel, sondern als Pflicht und Kür ansieht, dafür stehen weitere für 2003 geplante europäische Roadshows, Präsentationen in den USA und Asien sowie die vom 10. bis 12. Juli 2003 terminierte 3. Internationale Kapitalmarktkonferenz, zu der die Essen Hyp, entsprechend den Vorjahreskonferenzen, wieder weit über 300 Teilnehmer aus der ganzen Welt in Essen erwartet.

Gewinnverwendung

„Die Hauptversammlung hat beschlossen, eine unveränderte Dividende in Höhe von 18 % auf das dividendenberechtigte Kapital von € 201,3 Mio. zu zahlen (auszuschüttender Betrag: € 36,2 Mio.) sowie den verbleibenden Bilanzgewinn in Höhe von


HYPOTHEKENBANK IN ESSEN AG

€ 40,0 Mio. ebenfalls an unsere Aktionäre auszukehren“, berichtet Schulte-Kemper. Im Gegenzug werden allerdings der Bank durch Einzahlung der Aktionäre € 30 Mio. Eigenkapital zufließen. Unter Berücksichtigung dieser Maßnahme verfüge die Bank über ein offen ausgewiesenes bilanzielles haftende Eigenkapital von € 1,13 Mrd. (€ 1,10 Mrd. zum 31.12.2002). Dies sei, so Schulte-Kemper, auch deshalb wichtig, „weil hierdurch ein größerer Spielraum für das ertragstärkere, aber mehr Eigenkapital bindende Hypothekengeschäft geschaffen wird“.

Guter Start ins Jahr 2003

„Per Ende Februar 2003 haben wir im Immobilienfinanzierungsgeschäft rd. € 315 Mio. zugesagt“, so Schulte-Kemper, „mit einem deutlichen Schwerpunkt im Segment der wohnwirtschaftlichen Beleihungen, das etwa € 292 Mio. oder 93% des bisherigen Neugeschäfts ausmacht. Einschließlich der inländischen gewerblichen Beleihungen ergibt sich gegenüber dem vergleichbaren Vorjahreszeitraum eine Steigerung um rd. € 100 Mio. bzw. 53%“.

Im Staatskreditgeschäft konnten einschließlich nicht deckungsfähiger fremder Wertpapiere per Ende Februar 2003 rd. € 5,0 Mrd. ausgereicht werden. Davon betrugen die Ausleihungen an deckungsfähige ausländische Adressen rd. € 1,1 Mrd. Nicht zur Deckung geeignet waren Kredite mit einem Volumen von € 0,5 Mrd.

Damit konnte die Bilanzsumme in Höhe von € 70,1 Mrd. zum Ende Februar 2003 im Vergleich zum Jahresultimo 2002 in etwa gehalten werden.

Besonders beachtlich sei der erfreulich hohe Absatz der Refinanzierungsmittel mit rd. € 8,2 Mrd. „Unsere Strategie, kleinvolumige, maßgeschneiderte Pfandbriefe besonders auch für nationale Investoren aufzulegen und dies durch unsere Deutschland-Roadshow intensiv zu begleiten, hat sich voll ausgezahlt“, so die Begründung von Schulte-Kemper.



Bilanzsumme – Moderates Wachstum geplant

Auf der Grundlage der Wirtschafts- und der daraus abgeleiteten Kapitalmarktprognose und des erwarteten Hypothekenneugeschäfts werde für 2003 mit einem nur geringfügigen Wachstum der Bilanzsumme gerechnet. Dies sei insbesondere auf die weiterhin stärkere Fokussierung auf das stärker Kapital bindende Immobilienfinanzierungsgeschäft zurückzuführen. „Unter Berücksichtigung der Fälligkeiten im Staatskreditgeschäft im Laufe des Jahres 2003 und eines weiterhin aktiven Spread- Managements wird das Brutto-Aktiv-Neugeschäftsvolumen in etwa dem des Jahres 2002 entsprechen", prognostiziert Schulte-Kemper.

Geschäftsplanung – Steigerung des Neugeschäfts

Für das Jahr 2003 werde im Bereich der Immobilienfinanzierungen mit einem Neugeschäft von mehr als € 2,0 Mrd. geplant. Im Einzelnen erklärt Harald Pohl, im Vorstand gemäß den Mindestanforderungen an das Kreditgeschäft (MaK) zukünftig verantwortlich für den Vertrieb „Hypothekenkredit": „Insgesamt rechnen wir im Bereich der Finanzierung inländischer und ausländischer gewerblicher Immobilien mit einem Neugeschäftsvolumen von ca. € 1,5 Mrd. In diesem Zusammenhang gehen wir aufgrund des kontinuierlichen Dialogs mit unseren Geschäftspartnern davon aus, auch 2003 wieder im Konsortium an der Kreditvergabe in einer Größenordnung von insgesamt bis zu € 1,0 Mrd. bei der Bereitstellung von nationalen und internationalen Faszilitäten mitarbeiten zu können. Unsere Erwartung ist, dass insbesondere unsere Aktivitäten in einigen europäischen Ländern, den USA und Kanada dazu einen deutlich gesteigerten Beitrag leisten werden. In der kleinvolumigeren gewerblichen Immobilienfinanzierung in Deutschland sieht unsere Planung ein Neugeschäft in einer Größenordnung von rund € 0,5 Mrd. vor".


HYPOTHEKENBANK IN ESSEN AG

Aus dem mit der Commerzbank AG und anderen Partnern vereinbarten Direktzusageverfahren werde im Retailgeschäft ein jährliches Neugeschäftsvolumen von ca. € 0,6 Mrd. erwartet.

Sinkende Refinanzierungskosten

„Wir sehen für die gesamte Kreditwirtschaft – grundsätzlich im Laufe des Jahres 2003, spätestens aber ab 2004 – eine deutlich verbesserte wirtschaftliche Perspektive und sind uns sicher, dass damit einhergehend sämtliche Spekulationen, wie solche bezüglich vermeintlicher Liquiditätsengpässe bei einzelnen Banken, endgültig beendet werden können“, so Schulte-Kemper. Dies führe nach seiner Auffassung in der Folge wieder zu günstigeren Möglichkeiten der Refinanzierung für die Branche insgesamt sowie zu einer Verbesserung des Ratingumfelds.

„Die Ratingagentur Moody´s Investors Service hat“, wie Schulte-Kemper berichtet, „über das dort zuständige Ratingkomittee mitgeteilt, dass das langfristige Institutsrating der Essen Hyp, Stand 31. Januar 2003, mit der Bewertung A2 nicht länger mit dem Hinweis „under review for possible downgrade“, zu versehen ist“. Im intensiven Dialog mit Moody´s Investors Service im Februar 2003 und eingehender Analyse der zur Prüfung vorgelegten Geschäftszahlen nicht nur für das Jahr 2002, sondern auch für die kommenden Jahre, habe sich Moody´s Investors Service von der hervorragenden Ertragslage der Essen Hyp, den überschaubaren und gut gemanagten Risiken sowie der erfolgversprechenden strategischen Positionierung der Essen Hyp überzeugen können.

„Wir freuen uns außerordentlich heute mitteilen zu können, dass das langfristige Institutsrating der Hypothekenbank in Essen AG durch Moody´s Investors Service am 07. März 2003 mit

A2

bestätigt und der Ausblick auf stabil (outlook stable) gesetzt wurde. Wir hoffen, dass wir nach den Prüfungen durch die weiteren uns beurteilenden Ratingagenturen


HYPOTHEKENBANK IN ESSEN AG

Standard & Poor´s und FitchRatings spätestens aus Anlass der „annual review meetings“ im 2. Quartal 2003 mit ähnlich erfolgreichen Meldungen aufwarten können“, ergänzt Schulte-Kemper.

Ausblick

„Das erfolgreiche Geschäftsjahr 2002, die Stellung der Bank an den nationalen und internationalen Kapitalmärkten, ihre Stärke im Geschäft mit der öffentlichen Hand und in der Immobilienfinanzierung und ihre hervorragende Kostenstruktur bilden die Basis für ein erfolgreiches Geschäftsjahr 2003, an dessen Ende ein Return on Equity nach Steuern von über 14% stehen sollte“, erklärt Schulte-Kemper. Die Prognose zur konjunkturellen Entwicklung fällt freilich pessimistischer aus. „Der Vorstand der Essen Hyp geht von weiteren Zinssenkungsschritten durch die EZB aus, ohne dass sich dadurch mittelfristig eine spürbare konjunkturelle Belebung in der Eurozone ergeben wird. Wir sehen für einen längeren Zeitraum ein weiterhin niedriges Zinsgefüge in Europa.“

Mit diesem Ausblick schließt der Vorstand der Essen Hyp seinen Bericht zum Geschäftsjahr 2002.


HYPOTHEKENBANK IN ESSEN AG

Kennzahlen der Hypothekenbank in Essen AG

	31.12.2002 in Mio. €	31.12.2001 in Mio. €	Veränderung in %
Aktivneugeschäft			
Staatskredite und fremde Wertpapiere	16.655,6	21.928,9	-24,1 %
Hypothekendarlehen	1.627,0	1.366,0	19,1 %
Passivneugeschäft			
Mittel-/langfristig			
Pfandbriefe und sonstige Schuldverschreibungen	8.656,1	17.846,3	-51,5 %
Kurzfristig	12.542,1	13.352,2	-6,1 %
davon CP-Program	10.212,6	9.870,4	3,5 %
(aktuelle Ausnutzung)	628,0	1.345,1	-53,3 %
GuV Rechnung			
Zins- und Provisionsüberschuss	187,5	170,9	9,7 %
Verwaltungsaufwendungen	23,2	23,5	-1,3 %
Saldo der sonstigen betrieblichen Erträge und Aufwendungen	11,7	3,8	207,9 %
Betriebsergebnis vor Risikovorsorge	176,0	151,1	16,5 %
Risikovorsorge	-63,7	-47,9	33,0 %
Betriebsergebnis	112,3	108,1	3,9 %

	31.12.2002 in Mio. €	31.12.2001 in Mio. €	Veränderung
Zahlen aus der Bilanz			
Bilanzsumme	70.978,6	69.553,1	2,0 %
Forderungen			
Hypothekenkredite	4.289,9	3.002,6	42,9 %
Kommunalkredite	35.869,6	36.841,4	-2,6 %
fremde Wertpapiere	24.286,0	24.349,4	-0,3 %
Verbindlichkeiten			
Hypothekenpfandbriefe	1.884,0	1.305,5	44,3 %
öffentliche Pfandbriefe	50.737,8	54.519,2	-6,9 %
Eigenkapitalkomponenten			
Gezeichnetes Kapital	201,3	201,3	0 %
Rücklagen	352,6	352,6	0 %
Genussrechte	283,6	278,6	1,8 %
Nachrangige Verbindlichkeiten	296,9	298,5	-0,5 %



HYPOTHEKENBANK IN ESSEN AG

Geschäftsbericht 2002

Hypothekenbank in Essen AG

Auf einen Blick

Bilanzsumme

Ausleihungen

Hypothekendarlehen

Kommunalkredite

fremde Wertpapiere

andere Forderungen

Begebene Schuldverschreibungen

Hypothekenpfandbriefe

öffentliche Pfandbriefe

sonstige Schuldverschreibungen/

andere Verbindlichkeiten

Neugeschäft

Hypothekendarlehen

Kommunalkredite

fremde Wertpapiere

Eigenkapital

eingezahltes Kapital und Rücklagen

Genussrechte

Nachrangige Verbindlichkeiten

Zins- und Provisionsüberschuss

Allgemeine Verwaltungsaufwendungen

Personalaufwand

andere Verwaltungsaufwendungen

Abschreibungen auf Sachanlagen

Betriebsergebnis

Jahresüberschuss

Gewinnrücklagendotierung

Dividendenbetrag

Rückblick auf 10 erfolgreiche Jahre

Angaben in Mio. €, Stand zum Jahresende*)	1987	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Bilanzsumme	1.103	10.336	11.441	17.734	25.393	35.471	45.596	55.905	58.771	69.553	70.979
Ausleihungen											
Hypothekendarlehen	108	1.331	1.295	1.386	1.565	1.715	1.827	1.841	2.271	3.003	4.290
Kommunalkredite	603	7.409	8.282	13.505	21.675	29.389	35.873	39.810	36.097	36.841	35.870
fremde Wertpapiere**)	31	589	976	2.142	1.022	2.689	5.918	10.701	16.493	24.349	24.286
andere Forderungen	0	460	491	174	461	672	888	1.591	2.415	2.703	4.035
Begebene Schuldverschreibungen											
Hypothekenpfandbriefe	39	917	869	977	1.176	1.219	1.087	1.078	1.272	1.305	1.884
öffentliche Pfandbriefe	819	8.007	8.960	14.160	21.438	30.077	38.684	48.379	47.015	54.519	50.738
sonstige Schuldverschreibungen/ andere Verbindlichkeiten	0	1.103	1.316	2.031	2.192	3.418	4.872	5.281	9.170	12.182	16.855
Neugeschäft											
Hypothekendarlehen	135	289	166	329	427	266	415	574	1.216	1.366	1.627
Kommunalkredite	875	2.492	2.735	8.719	10.124	14.238	14.856	16.706	13.714	5.297	4.235
fremde Wertpapiere**)	31	177	438	1.547	1.306	2.907	4.518	6.771	12.494	16.632	12.420
Eigenkapital											
eingezahltes Kapital und Rücklagen***)	41	141	157	260	265	311	377	454	426	554	554
Genussrechte	0	31	36	54	54	129	187	243	255	279	284
Nachrangige Verbindlichkeiten	0	33	33	130	130	155	189	244	244	298	297
Zins- und Provisionsüberschuss	5,0	35,9	48,9	74,3	98,9	125,8	149,9	168,6	161,2	170,9	187,5
Allgemeine Verwaltungsaufwendungen											
Personalaufwand	0,8	4,5	5,0	6,2	6,9	8,4	8,0	9,3	9,8	10,6	10,8
andere Verwaltungsaufwendungen	0,7	2,4	2,6	3,7	4,6	5,9	7,1	8,2	8,9	9,5	9,4
Abschreibungen auf Sachanlagen	0,1	3,4	1,9	3,3	2,2	1,6	1,5	3,2	3,5	3,4	3,0
Betriebsergebnis	5,1	36,3	23,9	42,0	55,5	78,4	105,7	120,2	98,5	108,1	112,3
Jahresüberschuss	3,1	17,3	13,1	20,5	26,9	38,7	53,0	64,8	66,7	72,3	76,2
Gewinnrücklagendotierung	3,1	5,1	0,0	5,1	5,1	15,3	25,6	33,2	0,0	0,0	0,0
Dividendenbetrag	0,0	12,2	13,1	15,3	21,8	23,3	27,4	31,6	66,7	72,3	76,2

Anmerkungen: *) 1987 *nach alter Bilanzierungsvorschrift* · **) Seit dem 1.4.1998 können Wertpapiere öffentlicher und öffentlich-rechtlicher Emittenten in die ordentliche Deckung genommen werden. Zahlen ohne eigene Schuldverschreibungen · ***) Nach Abzug noch ausstehender Einlagen im Jahr 1993

Inhalt

Die Grafiken und Bilder sind nicht Bestandteil des Lageberichts.

Aufsichtsrat

Dr. Axel Frhr. v. Ruedorffer
Vorsitzender; Mitglied des Vorstands der Commerzbank AG, Frankfurt/Main

Dr. Wolfgang Schuppli
Stellvertretender Vorsitzender; Rechtsanwalt, Wiesbaden

Dieter Disse
Hypothekenbank in Essen AG, Essen

Ute Gibbels
Hypothekenbank in Essen AG, Essen

Andreas de Maizière
Mitglied des Vorstands der Commerzbank AG, Frankfurt/Main

Dr. Eric Strutz
Leiter Konzernsteuerung der Commerzbank AG, Frankfurt/Main

Vorstand

Hubert Schulte-Kemper
Vorsitzender, Marl

Michael Fröhner
Dortmund

Harald Pohl
Oberhausen

Beirat

Dr. Friedel Abel
Vorsitzender des Vorstands
der Hochtief Construction AG, Essen

Harold Hörauf
Persönlich haftender Gesellschafter der
HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Wirtschaftsprüfer, Darmstadt

Prof. em. Dr. Paul Klemmer
Präsident des Deutschen Verbands
für Wohnungswesen, Städtebau und
Raumordnung e. V., Berlin

Uwe Kruschinski
Mitglied des Vorstands
der Bankgesellschaft Berlin AG, Berlin

Dr. Klaus Marquardt
Vorsitzender des Aufsichtsrats der Westfalenbank AG, Bochum *(bis 31. Dezember 2002)*

Hermann Marth
Vorsitzender des Vorstands
der RAG Immobilien AG, Essen

Klaus Pohl
Geschäftsführer der Treuhandstelle für Wohnungsunternehmen in Bayern GmbH, München

Dr. Udo Scheffel
Sprecher des Vorstands
der Bayerische Immobilien AG, München

Berta Schuppli
Dipl.-Oek., Wiesbaden

Priv.-Doz. Dr. Ulf R. Siebel
Rechtsanwalt, Frankfurt/Main

Generalbevollmächtigte

Norbert Boddenberg
Essen
(ab 1. Januar 2003)

Hans-Jürgen Kröncke
Haltern

Treuhänder

Dieter Eberle
Rechtsanwalt, Essen

Manfred Arenz
Stellvertreter, Essen

Dr. Johannes Werner Schmidt
Stellvertreter, Essen

Dr. Thomas Geer
Stellvertreter, Essen



Hubert Schulte-Kemper,
Vorsitzender des Vorstands

Sehr geehrte Geschäftsfreunde,

Geschäftsbericht 2002

vor einem Jahr haben wir unseren Geschäftsbericht mit einem zuversichtlichen Blick in die Zukunft geschlossen. Unser Optimismus für die erfolgreiche Geschäfts- und Ertragsentwicklung der Essen Hyp in 2002 basierte auf unserer Überzeugung, für die kommenden Herausforderungen gerüstet zu sein. Nicht ohne Stolz können wir nun mit diesem Geschäftsbericht unseren Aktionären, Kapitalmarkt- und allen weiteren Geschäftspartnern darlegen, dass unsere Prognose keine kühne Behauptung geblieben ist. Im Gegenteil: Das Geschäftsjahr 2002 ist das erfolgreichste, auf das die Essen Hyp in ihrer Geschichte zurückblicken kann.

Freilich waren unsere geschäftlichen Aktivitäten eingebettet in ein überaus angespanntes gesamtwirtschaftliches Umfeld, geprägt von äußerst schwierigen Rahmenbedingungen für das Kapitalmarkt- und Immobilienfinanzierungsgeschäft der gesamten Bankenbranche. Allein die Rekordzahl an Insolvenzen und die damit verbundenen überaus hohen Zuführungsnotwendigkeiten im Bereich der Kreditrisikovorsorge einiger Institute haben die Ertragssituation insgesamt überproportional belastet. Die Ertragsschwäche der Branche wurde von den Rating-Agenturen zum Anlass genommen, eine Vielzahl von Banken in der Bewertung herabzustufen.

Wie unsere Ertragszahlen zeigen, konnte sich die Hypothekenbank in Essen AG dem Sog der Branche entziehen. So konnten wir z. B. unsere Bestmarke im Zins- und Provisionsüberschuss aus 2001 um 9,7 % übertreffen. Zum Jahresultimo 2002 lag der Saldo bei € 187,5 Mio. Diese Steigerung ist auch ein Beleg dafür, dass unsere Strategie, das Immobilienfinanzierungsgeschäft stärker auszubauen, erste Früchte zeigt. Einige der Objekte, deren Finanzierung wir übernommen haben oder für die wir als Konsortialpartner zur Verfügung standen, präsentieren wir Ihnen im Lagebericht.

Auf der anderen Seite haben wir die Aufwandspositionen weiter leicht reduziert und damit die Wettbewerbsposition der Bank gestärkt. Gegenüber dem Vorjahr weisen wir eine erneut verbesserte Cost-Income Ratio von nur 12,4 % aus – deutliches Zeichen unserer Effizienz und Flexibilität. Wir sind damit in der Lage, zwar margenärmeres, aber dafür weniger risikobehaftetes Neugeschäft in die Bücher zu nehmen und dennoch den vorgegebenen Ertragsbeitrag zu erzielen. Den Erfolg dieser Strategie belegt unsere Risikovorsorge, die, obgleich

wir kaufmännisch vorsichtig bewertet haben, nicht so ertragsbelastend ist wie bei anderen Kreditinstituten. Zusätzlich verfügt die Bank über ein gutes Risikomanagement, das Kreditrisiken frühzeitig erkennt und umgehend geeignete Maßnahmen einleitet.

Die erfolgreiche Zukunft der Essen Hyp ruht auf einem soliden Fundament: Weder hat unser Haus mit zu hohen Kosten zu kämpfen noch werden von der Bank Kreditrisiken in die Bücher genommen, die zu einer bedeutsamen Ertragsschmälerung führen sollten.

Dass sich unsere Strategie für unsere Aktionäre auszahlt, beweist die bilanzielle Eigenkapitalrendite für das Geschäftsjahr 2002: Der Return on Equity nach Steuern beträgt 13,8 % nach 13,5 % im Vorjahr. Hiermit dürften wir in der Bundesrepublik Deutschland einen Spitzenplatz unter den Banken belegen.

Der Erfolg gibt uns Recht: Auch in den kommenden Jahren werden wir an unserer Positionierung und Strategie als Spezialkreditinstitut festhalten. Wir gehen davon aus, dass der nachhaltige Erfolg unseres Geschäftsmodells die uns beurteilenden Rating-Agenturen überzeugen wird, dass gemessen an der Ertragsstärke und den überschaubaren Risiken unsere Bank zurzeit nicht adäquat bewertet ist. Wir werden weiterhin unsere Politik der größtmöglichen Transparenz fortsetzen und alle erforderlichen Informationen unseren Investoren bereitstellen.

Von allen Mitarbeitern, sprichwörtlich „durch die Bank", erwarten wir maximale Leistungsbereitschaft und Leistungsfähigkeit. Das sehr gute Ergebnis im Jahr 2002 war nur zu erzielen, weil die vom Vorstand den Mitarbeitern vorgegebenen Qualitätsstandards angenommen und erfüllt wurden. Dafür hat die Bank ein breites Angebot zur Fort- und Weiterbildung unterbreitet, das bei den Mitarbeitern eine starke positive Resonanz gefunden hat. Das dort vermittelte Wissen ist fester Bestandteil der täglichen Arbeit. Unser Konzept, im Haus eine auf die Bedürfnisse der Essen Hyp zugeschnittene Weiterbildung in Zusammenarbeit mit der Universität Essen zu betreiben, ist voll aufgegangen. Zukünftige Maßnahmen des Personal- und Wissensmanagements in unserem Hause werden sich daran messen lassen müssen.

Sehr geehrte Geschäftsfreunde, die Hypothekenbank in Essen AG blickt auf ein sehr erfolgreiches Geschäftsjahr 2002 zurück, in dem wir die von uns gesteckten Ziele mehr als erfüllt haben. Dies ist für uns keineswegs ein Ruhekissen, sondern Ansporn: Wir wollen Sie Anfang 2004 wieder darüber informieren können, dass wir unsere in diesem Geschäftsbericht formulierten Ziele erreicht haben. Dabei setzen wir weiterhin auf die außerordentlich vertrauensvolle Zusammenarbeit mit Ihnen sowie auf einen offenen Dialog, den wir auch auf unserer 3. Internationalen Kapitalmarktkonferenz vom 10. bis 12. Juli 2003 in Essen fortsetzen möchten.

Helmut Schulte-Kemper

Lagebericht des Vorstands

Flexibilität und Effizienz – diese Stärken hat die Essen Hyp im Geschäftsjahr 2002 unter Beweis gestellt. Neben ihrem angestammten Hauptgeschäft, der Vergabe von Krediten an die öffentliche Hand, war es vor allem ihr zweites Standbein, das Hypothekengeschäft, das zum Erfolg beigetragen hat. Dies zeigt sich in einem um 3,9 % auf € 112,3 Mio. gesteigerten Betriebsergebnis. Damit konnten wir zum achten Mal in Folge eine neue Bestmarke setzen. Der Return on Equity nach Steuern auf das durchschnittlich gehaltene Kernkapital stieg im Geschäftsjahr 2002 von 13,5 % auf 13,8 %. Die Cost-Income Ratio verbesserte sich im gleichen Zeitraum von 13,8 % auf 12,4 %. Damit bewährte sich die Positionierung der Essen Hyp einmal mehr unter den insbesondere in Europa sehr schwierigen wirtschaftlichen Rahmenbedingungen.



Weltwirtschaft auf fragilem Erholungskurs

Mit einem Wachstum des Bruttoinlandsprodukts von 1,5 % in den G3-Währungsgebieten (USA, Euro-Währungsgebiet und Japan) zeigte sich die Weltwirtschaft im Jahr 2002 leicht erholt. Im Jahr zuvor lag die Steigerung bei nur 0,6 %. Konjunkturmotor waren einmal mehr die Vereinigten Staaten: Dort zeigte die Lockerung der Geld- und Fiskalpolitik nach den Terroranschlägen vom 11. September 2001 Wirkung. Allerdings wechselten sich starke und schwache Entwicklungsphasen bedingt durch retardierende Einflüsse ab: Skandale aufgrund von Bilanzbetrug und Schlagzeilen über irreführende Aktienempfehlungen diverser US-amerikanischer Investmentbanken untergruben das Vertrauen der Anleger, US-Sicherheitsbehörden warnten vor neuen Terroranschlägen, der Ölpreis stieg aufgrund der Kriegsgefahr im Nahen Osten um mehr als 50 % und die Finanzkrise Argentiniens drohte sich auszuweiten. Trotz dieser Belastungen erreichte die US-Wirtschaft im Berichtszeitraum, dank niedriger Zinsen und gesunkener Abgaben, ein robustes Wachstum von 2,4 %. In „Euroland" hingegen betrug die Wachstumsrate nur 0,8 %. Hemmend wirkten dort die weniger stark expansiv ausgerichtete Geld- und Fiskalpolitik sowie die teils nur „gefühlten" Preiserhöhungen im Zuge der Einführung des Euro-Bargelds.

Deutschland weiter unter den Schlusslichtern in „Euroland". In Deutschland stieg das Bruttoinlandsprodukt nur noch um 0,2 % im Berichtszeitraum nach 0,6 % im Jahr 2001. Die Bundesrepublik Deutschland belegte damit in der Europäischen Währungsunion eine Schlussposition neben den Niederlanden. Ursache für die Stagnation ist der erneute Rückgang der Inlandsnachfrage, die sich in geringeren Investitionen in Ausrüstungen, sinkenden Bauinvestitionen und einem rückläufigen privaten Verbrauch zeigte. Das geringe Wachstum resultierte nur aus einem höheren Staatsverbrauch und steigenden Nettoexporten. Das Budgetdefizit stieg 2002 auf 3,7 % an. Damit ist Deutschland nach Portugal der zweite Mitgliedsstaat der Währungsunion, welcher die Defizitobergrenze von 3 % des Maastricht-Vertrags verletzt hat. Gründe sind die durch die Konjunkturschwäche sinkenden Steuereinnahmen und mangelhafte Konsolidierungsanstrengungen.

Globale Lockerung der Geldpolitik im Schlussquartal. Ein zeitweiliges Zurückbleiben der Konjunkturindikatoren im Herbst 2002 führte zu einer in ihrem Ausmaß überraschenden Lockerung des geldpolitischen Kurses der Notenbank der USA, die bereits im Jahr 2001 ihren Tagesgeldzielsatz in elf Schritten von 6,50 % auf 1,75 % verringert hatte. Im November 2002 erfolgte eine nochmalige Reduktion des Leitzinses auf nur noch 1,25 %. Ein Ausbleiben der Leitzinssenkung hätte nach Einschätzung der Notenbank die Wahrscheinlichkeit eines in Deflation endenden beschleunigten Abschwunges erhöht. Im Euro-Währungsgebiet zollte die Europäische Zentralbank (EZB) den geopolitischen Spannungen Tribut und senkte Anfang Dezember 2002

ihren Schlüsselzins um einen halben Prozentpunkt auf 2,75 %, wobei die Währungshüter für 2003 eine Inflationsrate von unter 2 % erwarten.

Rasanter Renditerutsch im Jahresverlauf. Auf beiden Seiten des Atlantiks zeigte die Renditeentwicklung zu Beginn des Jahres 2002 noch aufwärts, da die US-Wirtschaft viele Marktteilnehmer mit kräftigen Wachstumsraten überraschte. Ende März drehte jedoch die Stimmung an den Rentenmärkten, da die retardierenden Einflussfaktoren Zweifel an der Nachhaltigkeit der wirtschaftlichen Erholung auslösten. Die durch die Finanzskandale ausgelöste Vertrauenskrise schickte die Aktienmärkte auf Talfahrt und die Renditeaufschläge bei Unternehmensanleihen auf neue Langzeithochs. Der Markt für Commercial Papers brach in den USA ein, das ausstehende Volumen der Emissionen von inländischen Nichtbanken halbierte sich bis Ende 2002 gegenüber dem Hoch im November 2001. All diese Einflüsse führten zu massiven Umschichtungen in die „sicheren Häfen" der Staatsanleihen. Die Renditen von zehnjährigen US Treasury Notes fielen vom Jahreshochpunkt bei 5,45 % Ende März 2002 bis auf 3,57 % im Oktober 2002 – das niedrigste Niveau seit Beginn der Aufzeichnung täglicher Daten im Jahr 1962. Die Kapitalmarktzinsen in Deutschland gaben im Sog der US-Vorgaben ebenfalls nach. So fiel die Rendite von Bundesanleihen mit zehnjähriger Laufzeit vom Jahreshoch bei 5,28 % Ende März 2002 bis auf 4,19 % Ende Dezember 2002. Der Zinsvorteil von zehnjährigen US-Staatsanleihen gegenüber den deutschen Pendants kehrte sich im Jahresverlauf in einen Zinsnachteil um, welcher in der Spitze über 70 Basispunkte betrug. Diese Spreadentwicklung mag auf die am Jahresanfang in den Vereinigten Staaten ausgeprägtere Erwartung von Leitzinserhöhungen zurückzuführen sein. Der Zinsvorteil von zehnjährigen Pfandbriefen gegenüber Bundesanleihen mit kongruenter Laufzeit schwankte im Berichtszeitraum trotz des volatilen Marktumfeldes um lediglich +/– 10 Basispunkte um seinen Mittelwert von knapp 25 Basispunkten.

Entwicklung der Renditen am Geld- und Rentenmarkt 2002 in Euroland
in %


6
5,5
5
4,5
4
3,5
3
2,5
2
1,5
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sep.
Okt.
Nov.
Dez.

Kapitalmarktgeschäft: Planung erfolgreich umgesetzt

Erwartungen für 2002 erfüllt. Unsere im Geschäftsbericht 2001 formulierte Planung, nach der das Brutto-Aktiv-Neugeschäft im Kapitalmarktgeschäft 2002 noch maximal zwei Drittel des Neugeschäfts des Jahres 2001 betragen sollte, haben wir unterboten. Die Hinwendung zum margenstärkeren und zugleich stärker Eigenkapital bindenden Hypothekengeschäft machte im Rahmen unserer Bilanzsummenplanung indes kein höheres Neugeschäft notwendig.

Aktivgeschäft

Mit neu gewährten Krediten in einem Volumen von € 16,7 Mrd., rund 24 % weniger als im Vorjahr mit € 21,9 Mrd., schloss die Essen Hyp das Kapitalmarktgeschäft im Jahr 2002 ab. Davon waren € 14,2 Mrd. (€ 17,8 Mrd.) der Darlehen und Wertpapiere für die Deckung unserer öffentlichen Pfandbriefe geeignet.
Nach einer Spitze der Neuausleihungen an inländische öffentliche Haushalte mit € 9,4 Mrd. im Jahr 2001 beliefen sich die in diesem Bereich zugesagten Volumina im Berichtsjahr auf € 4,6 Mrd.
Im Neugeschäft mit öffentlich-rechtlichen Adressen wurde mit € 6,3 Mrd. annähernd das Vorjahresniveau (€ 6,6 Mrd.) gehalten. Der leichte Rückgang bewegt sich im Rahmen unserer Bilanzsummenplanung und steht nicht im Zusammenhang mit dem Brüsseler Kompromiss vom 18. Juli 2001, wonach Anstaltslast und Gewährträgerhaftung von öffentlich-rechtlichen Banken im Jahre 2005 wegfallen. Bis zum 18. Juli 2005 an diese Adressen ausgegebene Neukredite mit Fälligkeit vor dem 31. Dezember 2015 bleiben gemäß den geltenden gesetzlichen Vorschriften voll deckungsfähig.
An inländischen, nicht deckungsfähigen Wertpapieren haben wir insgesamt € 1,1 Mrd. (€ 0,3 Mrd.) in die Bücher genommen.
Mit einem Gesamtvolumen von € 4,7 Mrd. (€ 5,6 Mrd.) erreichte die Kreditvergabe an ausländische Schuldner ebenfalls das von uns gesetzte Ziel. Mit € 3,3 Mrd. (€ 1,8 Mrd.) waren mehr als zwei Drittel dieser Kredite für unsere öffentlichen Pfandbriefe deckungsfähig. Die Kredite wurden vor allem in den EU-Ländern Italien, Portugal, Spanien, Österreich und Niederlande ausgereicht. Deckungsfähige Kredite in Höhe von € 0,2 Mrd. wurden an Schuldner in Kanada, Ungarn und der Schweiz vergeben. Schon in den Vorjahren haben wir derartige Kredite in kleinerem Umfang in unseren Außerdeckungsbestand aufgenommen. Durch die Novelle des Hypothekenbankgesetzes, die am 1. Juli 2002 in Kraft trat, können wir nun diese Darlehen ebenfalls in den Deckungsstock einstellen. Hintergrund ist, dass die Möglichkeiten zur Indeckungnahme von Darlehen im Staatskreditgeschäft in den Staaten der EU und des EWR nunmehr um die Märkte USA, Kanada,







Paris, Frankreich



Japan und Schweiz erweitert wurden. Zusätzlich können seither Kredite an die Zentralregierungen von EU-Beitrittskandidaten begeben werden.
Von dem verbleibenden, nicht deckungsfähigen Neugeschäft im Ausland mit einem Volumen von € 1,4 Mrd. (€ 3,8 Mrd.) stammen € 1,3 Mrd. ebenfalls aus dem Geschäft in EU-Ländern, nur der Bruchteil von € 0,1 Mrd. wurde an EU-Beitrittskandidaten und andere Adressen vergeben.
Wir legen großen Wert darauf, die hohe Qualität unseres Deckungsstocks jederzeit zu gewährleisten. Die gemäß Hypothekenbankgesetz festgelegte Grenze, nach der maximal 10 % des Deckungsbestands aus Krediten an ausländische öffentliche Adressen bestehen dürfen, in deren Herkunftsländern das Befriedigungsvorrecht der Pfandbriefgläubiger im Falle der Insolvenz einer deutschen Hypothekenbank nicht sichergestellt ist, nutzen wir derzeit voll zum Ankauf von Wertpapieren von Schuldnern einwandfreier Bonität aus. Bisher ist das Insolvenzvorrecht der Pfandbriefgläubiger nur in Frankreich, Österreich, Luxemburg und Irland uneingeschränkt anerkannt.

Zudem stellen die Treuhandlösungen in den Niederlanden, England und Wales das Insolvenzvorrecht der Pfandbriefgläubiger sicher.
Eine Steigerung des Neugeschäfts mit ausländischen europäischen Adressen ist erst zu erwarten, wenn ab 2004 die EU-Insolvenzrichtlinie, die das Insolvenzrecht des Heimatlandes des Schuldners und damit das Insolvenzvorrecht der Pfandbriefgläubiger in allen Staaten der Europäischen Union einheitlich vorschreibt, in nationales Recht umgesetzt sein wird. Dann fällt die „10%-Grenze" für Deckungswerte aus der Europäischen Union, sodass wir in einem weitaus stärkeren Maße als bislang die neuen Geschäftsfelder USA, Kanada und Japan für uns erschließen können. Parallel zur geografischen Ausweitung bietet sich dann die Möglichkeit, weitaus größere Volumina aus diesem jetzt schon deckungsfähigen Geschäft in unseren Deckungsstock aufzunehmen.
Im Geschäftsjahr 2002 haben wir unser Kreditportfolio weiter optimiert. Unter Berücksichtigung von Relative-Value-Analysen wurden Schuldscheine und Wertpapiere gegen besser rentierliche, in der Laufzeit kongruente Finanzinstrumente getauscht. Für dieses Neugeschäft wurden keine neuen Refinanzierungsmittel benötigt. Das Kreditrisikoprofil unseres Portfolios blieb dabei nahezu unverändert. Über die detaillierte Zusammensetzung unseres öffentlichen Deckungsstocks sowie über die Struktur unseres Außerdeckungsgeschäfts können sich Investoren jederzeit auf unserer Homepage www.essenhyp.com informieren. Die Angaben werden monatlich aktualisiert und sind nach diversen Merkmalen gegliedert.

links: Gliederung des öffentlichen Deckungsstocks in %;
Stand: 31.12.2002

rechts: Staatskredit nach Schuldnern
jeweils zum Jahresende in Mrd. €


8,8
32,5
46,1
12,6
Bestand: 50,5 Mrd. €
Bundesrepublik Deutschland, Sondervermögen des Bundes und die deutschen Bundesländer, KfW
EU-Auslandskredite
Öffentlich-rechtliche Kreditinstitute und Sparkassen
Städte, kommunale Zweckverbände, Organisationen ohne Erwerbszweck und kommunalverbürgte Darlehen


60
50
40
30
20
10
0
41
49
48
56
55
1998
1999
2000
2001
2002
Inländische öffentliche Schuldner
Inländische öffentlich-rechtliche Schuldner
Ausländische öffentliche Schuldner

2
5
38
55

Deutschland
Europa (ohne Deutschland)
Asien
USA

Internationale Platzierung unserer gesamten Jumbo- und Global-Pfandbriefe seit 1997 in %

Passivgeschäft

Steigerung kleinvolumiger Pfandbrief-Emissionen. Insgesamt ist der Jumbo-Markt seit dem vierten Quartal 2001 in eine Seitwärtsbewegung getreten. Das Gesamtvolumen ausstehender Jumbos stieg nur um rund 3 % auf € 412 Mrd. Die Spreads für dieses Refinanzierungsmittel weiteten sich allgemein aus. In der Konsequenz fiel das aggregierte Neuemissionsvolumen aller Jumbo-Emittenten 2002 um 18 % auf € 56,6 Mrd. (€ 68,9 Mrd.). Auch die Essen Hyp hat sich 2002 mit Jumbo- und Global-Emissionen zurückgehalten, da uns aufgrund unserer erstklassigen Pfandbrief-Ratings die Spreadausweitung nicht gerechtfertigt erschien. Im Gegensatz dazu haben sich die Refinanzierungskosten über kleinvolumige Pfandbrief-Emissionen kaum erhöht. Diese stellen eine Refinanzierungsquelle dar, aus der die Essen Hyp seit ihrer Gründung kontinuierlich schöpft. Aus diesem Grund haben wir im abgelaufenen Geschäftsjahr den Absatz kleinvolumiger Pfandbrief-Emissionen in der Größenordnung von zehn bis zu mehreren Hundert Millionen Euro intensiviert. Dabei nutzten wir die vielfältigen Gestaltungsmöglichkeiten des Pfandbriefs aus und haben nach den Interessen der Investoren maßgeschneiderte Emissionen verkauft. Solange sich die Refinanzierung über Triple-A-geratete Jumbo- und Global-Pfandbriefe nicht verbilligt, werden wir uns auch zukünftig am Jumbo-Markt zurückhalten.
Unsere Position als einer der bedeutendsten Jumbo-Emittenten weltweit war und ist damit allerdings nicht gefährdet. Auch 2002 haben wir uns mit unseren großen Emissionen für den Pfandbrief als attraktives Investment für internationale Anleger engagiert. Zum Jahresultimo 2002 befanden sich Jumbo-Pfandbriefe unseres Hauses mit einem Volumen von € 34,7 Mrd. (€ 37,8 Mrd.) im Umlauf. Dies entspricht einem Anteil von rund 9 % am gesamten Jumbo-Markt. Unsere Neuemissionen in diesem Segment erreichten im Berichtsjahr ein Volumen von € 3,0 Mrd. (€ 9,0 Mrd.), darunter eine neue Begebung mit einem Volumen von € 2,0 Mrd. Ende Januar 2002 und eine Jumbo-Aufstockung von € 1,0 Mrd. Anfang September. Das internationale Interesse an unseren Pfandbriefen wird durch die Erstplatzierung unserer Jumbos und Globals belegt: 29 % in Deutschland stehen 60 % im europäischen Ausland und 11 % in den USA und in Asien gegenüber. Auf der elektronischen

Handelsplattform EuroCredit MTS ist die Essen Hyp mit drei Anleihen engagiert. Derzeit werden 28 Emissionen, davon 25 deutscher Emittenten, über dieses Handelssystem abgewickelt.
Insgesamt emittierten wir im Berichtsjahr Schuldverschreibungen in Höhe von € 21,2 Mrd. (€ 31,2 Mrd.). Damit zählten wir im Berichtsjahr erneut zu den größten privaten Emissionshäusern Europas und konnten unser gutes Kapitalmarktstanding weiter stärken. Von diesem Neugeschäft entfielen € 7,8 Mrd. (€ 16,2 Mrd.) auf öffentliche Pfandbriefe, € 0,9 Mrd. (€ 0,4 Mrd.) auf Hypothekenpfandbriefe und € 12,5 Mrd. (€ 14,6 Mrd.) auf sonstige Schuldverschreibungen, wobei diese Gelder zum Großteil über unser Commercial Paper Program (CP) und unser Debt Issuance Program (DIP) aufgenommen und zur Liquiditätssteuerung eingesetzt wurden. Die erforderliche Liquidität der Bank war zu jeder Zeit sichergestellt.

London, England









Entwicklung Grundsatz-II-Kennziffer


2,5
2
1,5
1
0,5
0
gesetzliche Untergrenze
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sep.
Okt.
Nov.
Dez.

Commercial Paper Program (CP) fester Bestandteil der Refinanzierung. Für die Refinanzierung im kurzfristigen Bereich haben wir auch 2002 unser CP genutzt. Im Berichtsjahr erfolgten 433 (314) Ziehungen im Umfang von € 10,2 Mrd. (€ 9,9 Mrd.) in den Währungen Euro, Britisches Pfund, US-Dollar, Schweizer Franken und Yen. Die durchschnittliche Auslastung des Programms lag bei € 1,6 Mrd. Allerdings zogen die Refinanzierungskosten nach einer leichten Steigerung Anfang 2002 ab Oktober noch einmal deutlich an, nachdem die Rating-Agentur Standard & Poor's das Rating für unsere unbesicherten Verbindlichkeiten von A- auf BBB+ zurückgenommen hatte. Lag die Ausnutzung des Programms bis dahin bei rund € 1,8 Mrd., sank sie zum Jahresultimo auf € 0,6 Mrd. (1,3 Mrd.). Bis Ende Januar 2003 ist die Ausnutzung wieder auf rd. € 1,3 Mrd. gestiegen.

Debt Issuance Program (DIP) auf € 20,0 Mrd. erhöht. Seit Auflegung des Programms vor fünf Jahren hat sich das DIP zu einer tragenden Säule unserer Refinanzierung entwickelt. Aufgrund der anhaltenden Ausnutzung bis zur Programmgrenze haben wir es im Berichtsjahr von € 15,0 Mrd. auf € 20,0 Mrd. aufgestockt und damit das Programmvolumen binnen zweier Jahre verdoppelt. Schon kurz nach Abschluss der dazu notwendigen Maßnahmen erfolgten über unsere international operierenden Partnerbanken die ersten Ziehungen aus dem neuen Volumen. Insgesamt wurden im Berichtsjahr zu der bereits bestehenden Inanspruchnahme 20 (32) Neuziehungen in Euro, Schwedischen Kronen, US-Dollar, Schweizer Franken und Yen mit einem Gesamtvolumen von fast € 3,8 Mrd. (€ 9,0 Mrd.) getätigt. Schwerpunkt bildeten Ziehungen mit Laufzeiten von 24 Monaten zu attraktiven Renditen.

Börseneinführungen. Im Geschäftsjahr 2002 haben wir 41 (66) Emissionen an der Börse Düsseldorf mit einem Volumen von € 8,5 Mrd. (€ 21,7 Mrd.) neu eingeführt. Das Gesamtvolumen unserer dort gelisteten Anleihen beträgt € 57,3 Mrd. (€ 58,3 Mrd.). Neun Emissionen in einer Größenordnung von € 7,1 Mrd. (€ 7,3 Mrd.) sind zusätzlich an den Börsen in London oder Luxemburg notiert. Weitere fünf in Fremdwährungen und Euro begebene Anleihen mit einem Volumen von € 1,8 Mrd. (€ 1,6 Mrd.) sind ausschließlich in Luxemburg, Paris bzw. Zürich gelistet.

Umlauf der Essen Hyp-Schuldverschreibungen jeweils zum Jahresende in Mrd. €


60
50
40
30
20
10
0
43
52
52
62
56
1998
1999
2000
2001
2002
Hypotheken-pfandbriefe
Öffentliche Pfandbriefe
Sonstige Schuldverschreibungen

Großen Wert legen wir auf die zügige Börseneinführung, die in Deutschland durch ein Rahmenzulassungsverfahren mit der Börse Düsseldorf gesichert ist. Im Interesse der Anleger genießt die marktkonforme Kurspflege in unserem Hause einen hohen Stellenwert. Sie sichert die Liquidität unserer Papiere. Für unsere Jumbos und Globals stellen die Market Maker bzw. Konsorten jederzeit marktgerechte Kurse innerhalb fester Bid-Offer Spreads.

Ratings

Pfandbrief-Ratings stabil, Institutsratings teilweise verschlechtert. Das nochmals geschrumpfte Wirtschaftswachstum in „Euroland" und die damit zunehmend schwieriger werdende Situation für die Banken spiegelte sich auch in den Bewertungen der Rating-Agenturen wider. Im Geschäftsjahr 2002 verschlechterten sich Ratings diverser Kreditinstitute kontinuierlich. Auch das langfristige Institutsrating der Essen Hyp wurde von den Agenturen Standard & Poor's

und FitchRatings um jeweils einen Notch auf BBB+ bzw. A- gesenkt. FitchRatings stufte daneben unser kurzfristiges Institutsrating von F1 auf F2 herab. Moody's veränderte zwar nicht das langfristige Institutsrating von „A2", setzte es aber im Dezember 2002 von „outlook stable" auf „under review for possible downgrade". Anfang März 2003 hat Moody's dann aber unsere gesamten Ratings bestätigt und den Ausblick auf „stabil" gesetzt. Dieser Ratingentscheidung vorausgegangen war eine eingehende Analyse unserer Geschäftszahlen 2002 sowie der Geschäftsplanung für die Folgejahre.
Die hervorragenden Ratings unserer öffentlichen Pfandbriefe blieben von den genannten Ratingaktionen indes unbeeinflusst. Standard & Poor's und FitchRatings vergeben weiterhin für diese Wertpapiere die bestmögliche Bewertung mit „AAA", da beide Agenturen dabei primär auf den öffentlichen Deckungsstock abstellen, diesen analysieren und bewerten. Im Mittelpunkt stehen die Zusammensetzung und die Qualität der Deckungswerte, auch unter Zins-Stress-Szenarien. Die Berücksichtigung der gesetzlichen Absicherung und der besonderen Bankenaufsicht, der eine Hypothekenbank unterliegt, rundet neben weiteren Faktoren die Bewertungen ab. Moody's hat einen anderen Ratingansatz, der mehr auf das Institutsrating abstellt. Ihre Analysten sahen deshalb keine Veranlassung, das Aa1-Rating aus dem Jahr 2001 für unsere öffentlichen Pfandbriefe zu verändern.
Für uns bleibt festzustellen, dass die Herabstufung unserer Institutsratings nicht mit der Qualität unserer Deckungswerte und der Sicherheit unserer öffentlichen Pfandbriefe begründet sein kann. Auch unser wirtschaftlicher Erfolg der letzten Jahre und insbesondere der des abgelaufenen Geschäftsjahres, unsere bereits jetzt aufgrund des abgeschlossenen Margengeschäftes gesicherten Erträge in den folgenden Geschäftsjahren sowie unsere nachvollziehbare und realistische Geschäftsplanung für die kommenden Geschäftsjahre müssten sich nach unserer festen Überzeugung künftig auch in höheren Institutsratings widerspiegeln.

Rating-Übersicht Stand: 07.03.2003

	FitchRatings	Standard & Poor's	Moody's
Öffentliche Pfandbriefe	AAA	AAA	Aa1
Hypothekenpfandbriefe	nicht bewertet	nicht bewertet	Aa2
Langfristiges Institutsrating	A-*	BBB+**	A2*
Kurzfristiges Institutsrating	F2	A-2	P-1
Ziehungen unter dem Debt Issuance Program			
- Erstrangige unbesicherte Emissionen	nicht bewertet	BBB+	A2
- Nachrangige Verbindlichkeiten	nicht bewertet	BBB	A3
Commercial Paper Program	nicht bewertet	A-2	P-1

* Ausblick stabil ** Ausblick negativ

Investor Relations

Information schafft Vertrauen. Das Spektrum unserer Produkte reicht von hochliquiden Pfandbriefen mit bestmöglichen Ratings bis hin zu Schuldverschreibungen mit variablen Laufzeiten, die wir nach den Wünschen der Investoren strukturieren. Entsprechend hoch ist das Bedürfnis nach detaillierten Informationen, gleich ob sich institutionelle Anleger für Jumbo-Emissionen oder Unternehmen wie z. B. Pensionskassen für maßgeschneiderte kleinvolumige Pfandbriefe interessieren.
Deshalb sind beste Geschäftsbeziehungen zu unseren Bankpartnern sowie zu unseren nationalen und internationalen Investoren fester Bestandteil unserer Geschäftspolitik. Auch im Jahr 2002 haben wir uns mit großem zeitlichem und personellem Aufwand den Investor Relations gewidmet. Im Mittelpunkt stand dabei der persönliche Kontakt, denn nur so können unseres Erachtens langjährige Verbindungen vertieft und neue vertrauensvolle Kontakte aufgebaut werden. Für den kontinuierlichen und von Offenheit geprägten Dialog organisieren wir jedes Jahr nationale und internationale Roadshows, um über unsere geschäftlichen Tätigkeiten und Erfolge zu informieren und die Fragen unserer Kreditgeber ausführlich zu beantworten.
Im April 2002 haben wir die unter den Eindrücken der Terroranschläge vom 11. September 2001 verschobene Roadshow in Asien nachgeholt. In Kombination mit einer Präsentation des Verbandes deutscher Hypothekenbanken haben wir 2002 alle wichtigen asiatischen Finanzzentren besucht, so in Tokio, Singapur, Beijing und Seoul. Im Mai trafen wir uns mit deutschen Investoren in Frankfurt und München. Auf großes Interesse stießen unsere Geschäftsaktivitäten auch bei den Investoren, die wir während unserer Osteuropa-Roadshow kennen gelernt haben. Stationen waren Sofia, Ljubljana, Moskau und Warschau.

Einblick unter www.essenhyp.com. Zu unserer Politik der Transparenz gehört, dass wir rund um die Uhr via Internet detaillierte und zeitnahe Informationen über unsere Geschäftstätigkeit bereitstellen. So stehen auf unserer Homepage in kurzen zeitlichen Intervallen aktualisierte Daten zur Verfügung, mit denen Investoren und Kreditanalysten ihr eigenes Credit Research, z. B. über die Qualität unseres Deckungsstocks und unserer Außerdeckungswerte, durchführen können. Selbstverständlich sind auch die Informationen, die alle deutschen Hypothekenbanken im Rahmen der so genannten Wohlverhaltensregeln veröffentlichen wollen, präsent. Nach unseren Auswertungen zählen die entsprechenden Internet-Seiten zum Credit Research zu den am häufigsten aufgerufenen Informationen auf unserer Homepage.



London, England

Kapitalmarktgeschäft – Ausblick auf die Jahre 2003 bis 2004
Weltwirtschaft verharrt am Tropf der USA. Die ausgesprochen expansive US-amerikanische Geld- und Fiskalpolitik wird vor dem Hintergrund eines beschleunigten Produktivitätsfortschritts und niedriger Lagerbestände ihre stimulierende Wirkung nicht verfehlen. Wir erwarten daher für 2003 in den USA ein kräftiges Wirtschaftswachstum von gut 3 %.
Im Euro-Währungsgebiet wirken einzig und allein das gesunkene EZB-Leitzinsniveau und das prognostizierte Wachstum in den USA stimulierend. Einem beschleunigten Wachstum stehen die insgesamt restriktive Fiskalpolitik in „Euroland", die jüngste Aufwertung des Euro und die ungelösten Strukturprobleme entgegen. Die Wachstumsrate wird deshalb voraussichtlich im Jahr 2003 nur knapp 1,5 % erreichen.

Zinssenkungsphase in den USA abgeschlossen. Da die Wachstumsschwäche der US-Wirtschaft 2003 überwunden sein wird, rechnen wir damit, dass die amerikanische Notenbank, die FED, in der zweiten Hälfte des Jahres 2003 den expansiven Kurs ihrer Geldpolitik zurücknehmen wird. Die Europäische Zentralbank wird dagegen im ersten Halbjahr 2003 aufgrund sinkender Inflationsraten und der eingetrübten Wirtschaftslage die Leitzinsen voraussichtlich weiter senken.

Kapitalmarktrenditen steigen im Sog der US-Vorgaben. Schwaches Wachstum im Euro-Währungsgebiet und fallende Teuerungsraten sprächen normalerweise für stagnierende Kapitalmarktrenditen. Jedoch folgen vier Jahre nach Einführung der Währungsunion die hiesigen Kapitalmärkte noch immer tendenziell den US-Vorgaben. Der von uns prognostizierte Aufschwung in den USA wird zusammen mit Leitzinserhöhungen der FED einen Anstieg der Kapitalmarktrenditen auch in Euroland mit der Folge bewirken, dass sich der derzeit bestehende Renditevorsprung deutscher Staatsanleihen gegenüber ihren US-amerikanischen Pendants in einen Renditenachteil verkehren wird.







Sinkende Refinanzierungskosten. Wir sehen für die gesamte Kreditwirtschaft – grundsätzlich im Laufe des Jahres 2003, spätestens aber ab 2004 – eine deutlich verbesserte wirtschaftliche Perspektive und sind uns sicher, dass damit einhergehend sämtliche Spekulationen, wie solche bezüglich vermeintlicher Liquiditätsengpässe bei einzelnen Banken, endgültig beendet werden können. Dies führt nach unserer Auffassung in der Folge wieder zu günstigeren Möglichkeiten der Refinanzierung für die Branche insgesamt.

Investor Relations – Internationale Roadshows und 3. Kapitalmarktkonferenz in 2003. Im Mittelpunkt unserer offensiven Informationspolitik stehen auch 2003 nationale und internationale Roadshows. Bereits jetzt stehen Termine für die Roadshows durch Deutschland, die USA und Asien im Jahr 2003 fest. Bis zur Veröffentlichung dieses Geschäftsberichts werden sich die Mitglieder des Vorstands – zur Unterstützung unseres Absatzes kleinvolumiger Pfandbriefe – in 25 Präsentationen den Fragen zahlreicher nationaler Investoren, Rentenhändler und Multiplikatoren in ganz Deutschland gestellt haben.
Zusätzlich erwarten wir vom 10. bis zum 12. Juli 2003 weit mehr als 300 Finanzexperten aus aller Welt zu unserer 3. Internationalen Kapitalmarktkonferenz in Essen, um gemeinsam zahlreiche Facetten der Entwicklung des Kapitalmarktes zu diskutieren.

Bilanzsummenplanung – moderates Wachstum geplant. Auf der Grundlage unserer Wirtschafts- und der daraus abgeleiteten Kapitalmarktprognose und des erwarteten Hypothekenneugeschäfts planen wir für 2003 mit einem nur geringfügigen Wachstum der Bilanzsumme. Dies ist insbesondere auf die weiterhin stärkere Fokussierung auf das Immobilienfinanzierungsgeschäft zurückzuführen. Unter Berücksichtigung der Fälligkeiten im Laufe des Jahres 2003 und eines weiterhin aktiven Spread-Managements wird das Brutto-Aktiv-Neugeschäftsvolumen in etwa dem des Jahres 2002 entsprechen.

London, England



Immobilienfinanzierung: Expansion im Ausland

Erfolgreicher Strategiewechsel – Neugeschäft über Planung. Die im Jahr 2000 beschlossene Stärkung des Hypothekengeschäfts zeigt erste Früchte. Im Jahr 2002 haben wir diesen Geschäftsbereich weiter gefestigt, obwohl die Immobilienmärkte in Europa unter der allgemeinen Wirtschaftsschwäche leiden. Mit mehr als 5.500 Beleihungen im Gesamtvolumen von € 1,6 Mrd. lagen wir deutlich über unserer eigenen Zielgröße und übertrafen den Vorjahreswert erneut um mehr als € 0,2 Mrd. Gleichwohl war und ist für uns nie das Volumen entscheidend, sondern stets die erzielbare Marge bei gleichzeitiger Berücksichtigung unserer strengen Maßstäbe in der Risikoeinschätzung.
Von unseren neu herausgelegten Darlehensmitteln entfielen insgesamt 75,7 % (71,0 %) auf Bestandsimmobilien, 24,3 % (29,0 %) dienten der Neubaufinanzierung. Insgesamt hatten Beleihungen gewerblich genutzter Immobilien mit 58,5 % (59,1 %) einen etwas höheren Anteil am Gesamtvolumen als Beleihungen wohnwirtschaftlicher Objekte. Folge unserer konservativen Risikobewertung und unserer Mindest-Margenanforderungen war, dass wir Darlehensanträgen mit einem Volumen von € 2,2 Mrd. (€ 1,9 Mrd.) nicht entsprechen konnten.
Unser Neugeschäft basierte im abgelaufenen Geschäftsjahr insbesondere auf dem Ausbau unseres Auslandsgeschäfts über eigene Kreditgewährungen und Konsortialfinanzierungen. In Deutschland haben sich unsere Geschäftsstellen weiterhin sehr erfolgreich entwickelt. Gleiches gilt für die Vermittlung von Krediten über unsere Konzernmutter. Die Zinsanpassungsquote im Bestandsgeschäft lag im Berichtsjahr mit 95 % (86 %) über dem Niveau der zurückliegenden Jahre.

Aktivgeschäft

Ausland – Internationale Strategie der Essen Hyp bewährt sich. Mit einer deutlichen Steigerung schlossen wir 2002 das Hypothekengeschäft im Ausland ab: Wir haben ausschließlich gewerbliche Immobilienkredite mit einem Volumen von € 404,1 Mio. gewährt und damit den Wert von € 91,0 Mio. aus dem Vorjahr mehr als vervierfacht. Besondere Bedeutung messen wir dabei einer risikobewussten Analyse des jeweiligen Mikrostandortes der Immobilie und der wirtschaftlichen Stärke des jeweiligen Heimatmarktes

bei. In diesem Sinne konzentrieren wir uns im Ausland auf ausgesuchte Länder und Metropolen. Daneben ist für uns die Kenntnis des jeweiligen Rechtssystems unserer Zielländer von großer Bedeutung.
Den Großteil der Darlehen haben wir mit € 320,5 Mio. in Großbritannien herausgelegt. Dies ist auch auf die Eröffnung unserer Repräsentanz in London Anfang 2002 zurückzuführen, über die unsere Bank nun mit einem eigenen Ansprechpartner direkt am britischen Immobilienmarkt vertreten ist. Zusätzlich haben wir in Frankreich Kredite über € 43,9 Mio. zugesagt. Durch intensive Vorarbeit konnten wir ohne Zeitverzögerung nach Inkrafttreten der Novelle des Hypothekenbankgesetzes außerhalb Europas aktiv werden und die Internationalisierung unseres Hypothekengeschäfts vorantreiben. So haben wir in den USA die ersten Finanzierungen in Miami und Chicago über umgerechnet € 39,7 Mio. ausgereicht. Sowohl in Frankreich als auch in den USA wollen wir 2003 verstärkt mit Finanzierungen vertreten sein. Entsprechend knüpfen wir große Hoffnungen an unsere neuen Repräsentanzen in Paris und New York, die wir Anfang 2003 eröffnet haben bzw. im Laufe des Jahres 2003 eröffnen werden, um die Betreuung unserer Kunden und unserer Konsortial- und Kooperationspartner vor Ort zu gewährleisten. Die Votierung, die Kreditentscheidung und die Verantwortung für die Bearbeitung der Kredite verbleiben jedoch in der Essener Zentrale.


SUNTRUST

Miami, USA



Deutschland – Zusagevolumen hält Vorjahresniveau. Bei Betrachtung der regionalen Verteilung der Neuausleihungen zeigt sich, dass wir € 1,2 Mrd. des Gesamtvolumens von € 1,6 Mrd. innerhalb Deutschlands getätigt haben. Trotz der schwierigen wirtschaftlichen Situation für Unternehmen genauso wie für private Haushalte konnten wir wieder den Wert aus dem Vorjahr erreichen. Bis auf einen Teilbetrag von € 81,0 Mio. haben wir nur Immobilien beliehen, die in den westdeutschen Bundesländern oder in Berlin liegen. Nach unserer Bewertung wird das Risiko bei Finanzierungen in den ostdeutschen Bundesländern nach wie vor nicht adäquat bezahlt.
Im Segment der wohnwirtschaftlichen Beleihungen haben wir im Berichtsjahr € 675,4 Mio. (€ 559,0 Mio.) zugesagt. Davon entfallen 83 % auf das Retailgeschäft, das gemäß unserer Definition die Beleihung von Ein- und Zweifamilienhäusern sowie von Eigentumswohnungen umfasst. Speziell für dieses Retailgeschäft haben wir ein Verfahren entwickelt, das es uns ermöglicht, die Vertragsbearbeitung und -verwaltung auszulagern. Im Direktzusageverfahren können die Mitarbeiter der Commerzbank AG – im Rahmen der von uns genau definierten Abläufe und durch Anwendung eines spezifizierten Scoring-Systems – in unserem Namen und für unsere Rechnung Kredite gewähren. Nach Vertragsabschluss wird die Verwaltung der Hypothekendarlehen einer Servicegesellschaft übergeben.
Über dieses Outsourcing halten wir den gesamten Kreditprozess sehr schlank und kostengünstig. Zur weiteren Kostenreduzierung in diesem Segment werden wir Anfang 2003 einen Dienstleistungsvertrag mit einem international tätigen Unternehmen zur Bearbeitung unserer Retailfinanzierungen aus dem bislang von uns selbst bearbeiteten Darlehensbestand abschließen. Unser Ziel ist, die Bearbeitung des ansonsten sehr personalintensiven Retailgeschäfts fast komplett außer Haus vornehmen zu lassen. Von der externen Bearbeitung ausgenommen sind die gesetzlich nicht auslagerbaren Verantwortungen, wie z. B. die Festlegung des Beleihungswertes.
Für den Bereich Gewerbekredit gelten bei uns unverändert strenge Maßstäbe für Bonität, Lage, Branchenpotenzial und eine risikoadjustierte Marge. Im Berichtsjahr haben wir Kredite für gewerbliche Immobilien in Deutschland in Höhe von € 547,5 Mio. (€ 716,0 Mio.) herausgelegt, wobei das Kreditvolumen für Objektfinanzierungen in den östlichen Bundesländern keine nennenswerte Rolle spielt.

Hypothekendarlehensbestand

links: Gliederung nach Immobilienarten in %

rechts: Gliederung nach Regionen in %


25,6
8,8
2,2
1,6
2,5
1,0
40,7
25,9
3,0
12,9
51,7
Büroflächen
Handels- und Einzelhandelsstätten
Hotels und Gaststätten
Produktionsstätten
Lagerhallen und Ausstellungsgebäude
Sonstige
Eigengenutzte Wohnobjekte
Mietwohnungsbau
Gewerbeobjekte West
Gewerbeobjekte Ost
Gewerbeobjekte Ausland
Wohnungsbau West
Wohnungsbau Ost

Freie Darlehensteile. Der Anteil der freien Darlehensteile, also der Hypothekenkredite, die oberhalb der ersten drei Fünftel des Beleihungswertes des Grundstückes abgesichert sind und deshalb nicht als Deckung für unsere Hypothekenpfandbriefe genutzt werden dürfen, liegt bereits seit Jahren grundsätzlich unterhalb von 15 %. Gesetzlich erlaubt sind 20 %. Auch in dieser Kennziffer drückt sich unsere risikoorientierte Kreditgewährung aus.

Auslastung der freien Mittel gem. § 5 Abs. 1 Nr. 2 HBG in %


20
gesetzliche Obergrenze
15
12,7
10
5
0
1999
2000
2001
2002

Gründung der Immobilien Expertise GmbH. Im Laufe des Geschäftsjahres 2002 haben wir die Immobiliensachverständigen unserer Bank in eine selbstständige Gesellschaft ausgegliedert. Ziel dieser Maßnahme ist, mit der Immobilien Expertise GmbH ein schlagkräftiges Unternehmen, z. B. für die Bewertung von Immobilien oder Bauvorhaben, zu schaffen. Als Dienstleister bietet das Unternehmen nun die eigene Kompetenz anderen Banken an, um sich auf diesem Wege als erster Ansprechpartner für Investoren und Kreditprofis zu etablieren.*) Die von den Gutachtern eingesetzten Analyse- und Bewertungsmethoden besitzen Benchmark-Charakter. Alle Mitarbeiter der Gesellschaft sind zudem in die Entwicklung der Kriterienkataloge für das Immobilienrating gemäß den Vorschriften von Basel II in den entsprechenden internen und externen Arbeitsgruppen der Bank eingebunden. Damit kann die Essen Hyp auf fundiertes Wissen in der Immobilienbewertung zurückgreifen, das für die Einschätzung von Risikopotenzialen von zunehmend größerer Bedeutung ist.

*) Wir verweisen in diesem Zusammenhang auf die Beilage zum Geschäftsbericht, die das Leistungsspektrum der Immobilien Expertise GmbH verdeutlicht.

Edinburgh, Schottland







Europäischer Verhaltenskodex für Hypothekarkreditgeber unterzeichnet. Im Jahr 2002 haben alle im Verband deutscher Hypothekenbanken (VDH) zusammengeschlossenen Banken den freiwilligen Verhaltenskodex für die Vergabe von wohnungswirtschaftlichen Krediten unterzeichnet, der am 30. September 2002 in Kraft trat. Der Kodex erleichtert es Kreditnehmern, innerhalb der EU die Konditionen der unterschiedlichen Anbieter zu vergleichen. Dazu wird dem Kunden von dem teilnehmenden Kreditinstitut ein standardisiertes Merkblatt mit allen wesentlichen Informationen ausgereicht. Da dies zusätzliche Transparenz hinsichtlich der angebotenen Produkte bietet, hat die Essen Hyp diese Informationen auch auf ihrer Internetseite veröffentlicht.

Ausblick auf die Jahre 2003 bis 2004

Ausbau des internationalen Hypothekengeschäfts. Effiziente Organisation und ein hoher Grad an Flexibilität versetzen die Essen Hyp in die Lage, risikobewusst Hypothekenkredite in die Bücher zu nehmen, welche einen vorgegebenen Ergebnisbeitrag erfüllen. Wir sind der Meinung, mit diesem Ansatz auch zukünftig gute Chancen sowohl in Nischenmärkten als auch in etablierten Märkten und im überwiegend standardisierten Geschäft zu haben.



Der Verstärkung des Hypothekengeschäfts im Ausland werden wir in den kommenden Jahren unser besonderes Engagement widmen. Neben weiteren Abschlüssen in Großbritannien, den USA und Frankreich planen wir 2003 auch verstärkt Geschäftsaktivitäten in den Niederlanden, in Spanien, in der Schweiz und in Kanada. Die personellen Voraussetzungen für die erfolgreiche Bearbeitung des Auslandsgeschäfts haben wir in der Essener Zentrale geschaffen und dabei bereits teilweise die neuen Vorgaben der „Mindestanforderungen an das Kreditgeschäft“ (MaK) berücksichtigt.

Unsere Aktivitäten im internationalen Immobilienkreditgeschäft verfolgen auch das Ziel, ein diversifiziertes Kreditportfolio aufzubauen. Diese Risikostreuung soll uns helfen, insgesamt noch weniger ergebnisanfällig aufgrund von Marktschwankungen in den unterschiedlichen Immobilienmärkten zu sein und somit den Ergebnisbeitrag aus dem Hypothekengeschäft am Gesamterfolg der Bank zu erhöhen und zu stabilisieren. Bislang ist unser Portfolio noch zu 87 % auf in Deutschland gelegene Immobilien ausgerichtet.



Fortsetzung der Strategien für den deutschen Immobilienmarkt. Neben dem Auslandsgeschäft messen wir im Inland der erfolgreichen Zusammenarbeit mit der Commerzbank AG und anderen Partnern weiterhin eine hohe Bedeutung zu: Die verschiedenen Modelle der Kooperation werden wir 2003 optimieren und ausbauen. Auch wenn sich der deutsche Immobilienmarkt nach unserer Prognose im Jahre 2003 als schwierig darstellen wird, sind wir überzeugt, zu auskömmlichen Margen großvolumiges Konsortialgeschäft als Partner oder Konsortialführer abschließen bzw. im Retailgeschäft einen Geschäftserfolg auf der Basis des Geschäftsjahres 2002 erzielen zu können. Hierbei werden uns unsere kurzen Entscheidungswege hilfreich sein. Im eigenen Vertrieb im Inland werden wir deshalb die Arbeit der kleinen und schlagkräftigen Teams weiter stärken und dabei unsere Aktivitäten in der Rhein-Ruhr-Region und im Großraum Berlin ausweiten.

Schnelle Umsetzung der Mindestanforderungen an das Kreditgeschäft gewährleistet. Die gerade verabschiedeten Mindestanforderungen an das Kreditgeschäft (MaK) definieren Standards, die jedes inländische Kreditinstitut zweistufig zum 30.06.2004 bzw. abschließend zum 31.12.2005 zur Begrenzung der Risiken aus dem Kreditgeschäft sowie für Prozesse der Kreditentscheidung und -bearbeitung, der Kreditbearbeitungskontrolle, der Intensivbetreuung, der Problemkreditbearbeitung und der Risikovorsorge einhalten muss. Wir gehen davon aus, die ablauforganisatorischen Anforderungen bis Ende 2003 umzusetzen, da viele der geforderten Standards bereits fester Bestandteil unserer Arbeit sind. Weitere vorbereitende Maßnahmen haben wir bereits im abgelaufenen Geschäftsjahr 2002 gestartet. Die EDV-technische Umsetzung steht dabei in engem Zusammenhang mit der Entscheidung über unsere neuen, internen Ratingsysteme, über die wir im Risikobericht detaillierter berichten. Diese wird weitgehend 2003 durchgeführt und spätestens 2004 abgeschlossen.

Erneute Änderung des Hypothekenbankgesetzes. Wir erwarten eine weitere Novellierung des Hypothekenbankgesetzes (HBG) in der laufenden Legislaturperiode, für die der Verband deutscher Hypothekenbanken bereits große Vorarbeit geleistet hat. Nachdem bereits im Berichtsjahr der Radius unserer Immobilienfinanzierungen auf die Märkte USA, Kanada und Japan erweitert wurde, hoffen wir, dass Finanzierungen in diesen Ländern künftig auch deckungsfähig werden und unser Haus darauf aufbauend in naher Zukunft seine Aktivitäten auf alle Staaten weltweit ausdehnen kann. Das aktuelle Hypothekenbankgesetz schließt eine große Zahl prosperierender Märkte aus. In welchem Umfang wir die dann daraus resultierenden Möglichkeiten







Washington, USA

nutzen werden, werden wir zu gegebener Zeit von entsprechenden Markt-, Ertrags- und Risikoanalysen abhängig machen.

Geschäftsplanung – Steigerung des Neugeschäfts. Für das Jahr 2003 planen wir im Bereich der Immobilienfinanzierungen mit einem Neugeschäft von mehr als € 2,0 Mrd. Insgesamt rechnen wir im Bereich der Finanzierung inländischer und ausländischer gewerblicher Immobilien mit einem Neugeschäftsvolumen von ca. € 1,5 Mrd. In diesem Zusammenhang gehen wir aufgrund des kontinuierlichen Dialogs mit unseren Geschäftspartnern davon aus, auch 2003 wieder im Konsortium an der Kreditvergabe in einer Größenordnung von insgesamt bis zu € 1,0 Mrd. bei der Bereitstellung von nationalen und internationalen Fazilitäten mitarbeiten zu können. Unsere Erwartung ist, dass insbesondere unsere Aktivitäten in einigen europäischen Ländern, den USA und Kanada dazu einen deutlich gesteigerten Beitrag leisten werden. In der kleinvolumigeren gewerblichen Immobilienfinanzierung in Deutschland sieht unsere Planung ein Neugeschäft in einer Größenordnung von rund € 0,5 Mrd. vor.

Aus dem mit der Commerzbank AG und anderen Partnern vereinbarten Direktzusageverfahren erwarten wir im Retailgeschäft ein jährliches Neugeschäftsvolumen von ca. € 0,6 Mrd.
Entscheidend für die Umsetzung unserer Pläne sind jedoch nicht die Volumina. Vielmehr wird weiterhin ausschlaggebend sein, ob die Risikostruktur des Einzelgeschäfts und dessen Betrachtung im Rahmen des Gesamtportfolios unseren Vorgaben entspricht und gleichzeitig ein akzeptabler Return on Equity erzielt wird. Sofern diese Grundvoraussetzungen nicht zu erfüllen sind, werden wir dies in unserer Planung zeitnah berücksichtigen.

Gesamtes Kreditgeschäft

Finanzierungsvolumen in Mio. €

	Bestand	Neuzusagen
Gesamtvolumen	63.100	18.282
Staatsfinanzierung	54.727	14.183
davon Deutschland	46.332	10.868
davon 0%-Gewichtung	29.319	5.801
10%-Gewichtung	6.832	2.330
20%-Gewichtung	10.181	2.737
davon international	8.395	3.315
davon 0%-Gewichtung	6.323	2.867
10%-Gewichtung	0	0
20%-Gewichtung	2.072	448
sonstige fremde Wertpapiere	4.013	2.472
Immobilienfinanzierung	4.360	1.627
Wohnimmobilien	2.540	675
davon Deutschland	2.539	675
davon Realkredit	2.347	634
freie Darlehensteile	192	41
davon international	1	0
davon Realkredit	1	0
freie Darlehensteile	0	0
Gewerbeimmobilien	1.820	952
davon Deutschland	1.260	548
davon Realkredit	939	468
freie Darlehensteile	321	80
davon international	560	404
davon Realkredit	469	330
freie Darlehensteile	91	74

Moderates Bilanzsummenwachstum

Im Jahr 2002 haben wir unser Augenmerk auf die strategische Weiterentwicklung der Aktivitäten in der Immobilienfinanzierung gelegt und vermehrt Eigenkapital zugunsten des margenreicheren Hypothekengeschäfts eingesetzt. Wie im Geschäftsbericht 2001 angekündigt, ist entsprechend unseren Planungen die Bilanzsumme lediglich moderat um 2,0 % gewachsen: Sie übertraf mit € 71,0 Mrd. zum 31.12.2002 die Marke des Vorjahres mit € 69,6 Mrd. um € 1,4 Mrd.

Entwicklung der Bilanzsumme
in Mrd. €


71,0
70
60
50
40
30
20
10
1,1
0
87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Entwicklung wichtiger Bilanzpositionen in Mrd. €


70
60
50
40
30
20
10
0
35,9 36,8
24,9 25,1
4,3 3,0
53,7 59,0
71,0 69,6
Kommunal-kredite
Schuldverschreibungen und andere festverzinsliche Wertpapiere
Hypotheken
verbriefte Verbindlichkeiten
Bilanzsumme
2002
2001

Ertrag: Zinsüberschuss setzt neue Bestmarke

Mit dem höchsten Zins- und Provisionsüberschuss seit ihrer Gründung hat die Hypothekenbank in Essen AG im Jahr 2002 ihre Ertragskraft weiter gesteigert. Der Überschuss belief sich zum Jahresultimo auf € 187,5 Mio. (€ 170,9 Mio.) und übertrifft damit den Wert des Jahres 2001 um 9,7 %. Die Basis für das gute Ergebnis haben wir mit einem reinen Zinsüberschuss von € 196,7 Mio. gelegt, der den Vorjahreswert von € 182,7 Mio. noch einmal um € 14,0 Mio. oder 7,7 % übertrifft. Diese Steigerung ist u. a. auf den von uns forcierten Ausbau des Hypothekenbestandes mit stabilen und von den Entwicklungen des Kapitalmarktes unbeeinflussten Zinserträgen zurückzuführen. Der Zins- und Provisionsüberschuss wurde 2002 zudem weniger belastet als im Vorjahr, da wir unsere eigenen Provisionserträge von € 0,1 Mio. auf € 2,7 Mio. – bei gleich bleibenden Provisionszahlungen von € 11,9 Mio. (€ 11,9 Mio.) – erhöhen konnten.
Unsere Verwaltungsaufwendungen reduzierten sich um € 0,3 Mio. bzw. 1,3 % auf € 23,2 Mio. (€ 23,5 Mio.). Während der Anteil an Löhnen und Gehältern mit einer Steigerung von € 0,2 Mio. relativ konstant blieb, sanken die anderen Verwaltungsaufwendungen einschließlich der Abschreibungen auf Sachanlagen um 3,1 % von € 12,9 Mio. auf € 12,5 Mio.
Positiv wirkte sich zudem ein höherer Saldo der sonstigen betrieblichen Erträge und Aufwendungen aus, der auf € 11,7 Mio. (€ 3,8 Mio.) wuchs. Hierin enthalten ist ein Einmalertrag von € 8,0 Mio., den wir durch den Verkauf eines von uns zur Vermeidung von Verlusten übernommenen und im Anschluss daran weiterentwickelten Objektes (MediaPark in Köln) erwirtschaften konnten. Das Betriebsergebnis vor Risikovorsorge verbesserte sich um 16,5 % auf € 176,0 Mio. (€ 151,1 Mio.).
Insgesamt haben wir die Risikovorsorge deutlich angehoben. Sie stieg um € 15,8 Mio. auf € 63,7 Mio. (€ 47,9 Mio.). Angemerkt sei, dass darin € 21,9 Mio. enthalten sind, die durch die Rückgabe höher verzinslicher eigener Pfandbriefe zu Kursen über pari an den Treuhänder der Bank entstanden sind. Dies stellt jedoch de facto keinen Verlust dar, da durch diese Rückgabe eine modifizierte Refinanzierung zu niedrigeren Zinssätzen ermöglicht wurde, die in Zukunft zu einer Verbesserung der Ertragslage führt. Unverändert strenge Maßstäbe, die allen erkennbaren Markt- und Einzelrisiken ausreichend Rechnung tragen, gelten für die Dotierungen unserer Risikovorsorgemaßnahmen. Im Jahr 2002 wurde der gesamte Bestand an Hypothekarkrediten intensiv auf alle erkennbaren Kreditrisiken untersucht. Aufgrund der von Vorsicht geprägten Vorsorgemaßnahmen unserer Bank wurden für die Risikovorsorge im Hypothekengeschäft € 33,1 Mio. (€ 16,6 Mio.) eingestellt. Durch diese Maßnahme wurde – auch unter besonderer Berücksichtigung des anhaltend schwierigen Marktumfeldes – eine nachhaltige Abschirmung von Risiken aus Kreditengagements vorgenommen, die durch unser Risikomanagement als überdurchschnittlich

kritisch eingestuft wurden. Wir gehen vor diesem Hintergrund davon aus, dass zukünftig die Vorsorgemaßnahmen für das Hypothekengeschäft wieder weitaus geringer ausfallen werden.
Des Weiteren haben wir wie schon in den vergangenen Jahren Vorsorgereserven gemäß § 340f HGB gebildet.
Das Betriebsergebnis vor Steuern hat mit einer Steigerung von 3,9 % unsere Planung übertroffen: Gegenüber € 108,1 Mio. im Geschäftsjahr 2001 stieg es auf € 112,3 Mio. Der Steueraufwand betrug € 36,1 Mio. (€ 35,8 Mio.).
Nach Abzug der Ertragsteuern hat die Essen Hyp im Geschäftsjahr 2002 einen um € 3,9 Mio. höheren Jahresüberschuss von € 76,2 Mio. (€ 72,3 Mio.) erwirtschaftet – die achte Steigerung in Folge. Unsere Kernkapitalverzinsung nach Steuern, der Return on Equity, errechnet sich zum Jahresende mit 13,8 % (13,5 %) bezogen auf das im Jahresverlauf durchschnittlich gehaltene bilanzielle Eigenkapital.
Mit dieser Ertragslage beweist die Hypothekenbank in Essen AG einmal mehr ihre Leistungsfähigkeit: Während der Zins- und Provisionsüberschuss und das Betriebsergebnis – wie in den Vorjahren – gesteigert wurden, konnten die Verwaltungsaufwendungen im Berichtszeitraum sogar leicht reduziert werden. Aufgrund der effizienten und flexiblen Organisationsstruktur unserer Bank schlossen wir das Jahr 2002 mit einer sehr niedrigen Cost-Income Ratio von 12,4 % (13,8 %) ab.

Ergebnisstruktur der Bank im Vergleich zum Vorjahr

	2002 in Mio. €	2001 in Mio. €	Veränderungen in %
Zinserträge und andere laufende Erträge	3.200,5	3.175,1	0,8
- Zinsaufwendungen	3.003,8	2.992,4	0,4
= Zinsüberschuss	196,7	182,7	7,7
- Saldo Provisionsergebnis	9,2	11,8	- 22,0
= Zins- und Provisionsüberschuss	187,5	170,9	9,7
- Nettoaufwand aus Finanzgeschäften	0,0	0,1	—
- Personalaufwand	10,8	10,6	1,9
- andere Verwaltungsaufwendungen	9,4	9,5	- 1,1
- Abschreibungen auf Sachanlagen	3,0	3,4	- 11,8
= Teilbetriebsergebnis	164,3	147,3	11,5
+ Saldo sonstige betriebliche Erträge und Aufwendungen	11,7	3,8	207,9
= Betriebsergebnis vor Risikovorsorge	176,0	151,1	16,5
- Risikovorsorge	63,7	47,9	33,0
+ Erträge aus Veräußerungen von Beteiligungen	0,0	4,9	—
= Betriebsergebnis	112,3	108,1	3,9
- Steuern	36,1	35,8	0,8
= Jahresüberschuss	76,2	72,3	5,4

Ertragsherkunft und Ertragsverwendung in Mio. €


200
175
150
125
100
75
50
25
0
197
183
12
9
9
12
11
11
12
13
64
48
36
36
76
72
Zins-überschuss
Saldo sst. Erträge und Aufwendugen*
Provisions-aufwand
Personal-aufwand
Sach-aufwand
Risiko-vorsorge
Steuern
Gewinn-verwendung
Ertragsherkunft
Ertragsverwendung
2002
2001
* und Veräußerungserträge von Beteiligungen in 2001

Entwicklung des Jahresüberschusses in Mio. €


80
70
60
50
40
30
20
10
0
3,1
76,2
87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Vornehmlich bedingt durch den planmäßigen Ausbau des Hypothekenneugeschäfts hat sich im Berichtsjahr die Kapitalbindung unserer Aktiva erhöht. Zum Bilanzstichtag lag die Eigenkapitalquote im Grundsatz I bei 12,0 % (15,3 %); die Kernkapitalquote erreichte 6,0 % (7,7 %). Beide Kennziffern übertreffen die gesetzlich geforderten Mindestnormen von 8 % bzw. 4 %. Mittelfristig planen wir mit einer Mindestkernkapitalquote von 6 %, die im Zeitablauf, abhängig von günstigeren Konstellationen im Verbriefungsmarkt, auch wieder leicht ansteigen kann.

Ertragsplanung: Steigerung des Return on Equity. Das Geschäftsjahr 2002 belegt wieder einmal unser gutes Standing an den nationalen und internationalen Kapitalmärkten. Unsere Stärke stellen wir seit Gründung der Bank im Geschäft mit der öffentlichen Hand genauso wie seit einigen Jahren in der Immobilienfinanzierung unter Beweis. Verbunden mit unserer hervorragenden Kostenstruktur ist dies eine solide Basis für erfolgreiche Geschäftsjahre 2003 und 2004, an deren Ende jeweils ein Return on Equity nach Steuern von 14 % stehen sollte.

Gewinnverwendung

Wir werden der Hauptversammlung vorschlagen, eine unveränderte Dividende in Höhe von 18 % auf das dividendenberechtigte Kapital von € 201,3 Mio. zu zahlen (auszuschüttender Betrag: € 36,2 Mio.) sowie den verbleibenden Bilanzgewinn in Höhe von € 40,0 Mio. ebenfalls an unsere Aktionäre auszukehren. Im Gegenzug sollen der Bank € 30 Mio. durch Einzahlung unserer Aktionäre zufließen. Unter Berücksichtigung dieser Maßnahme wird die Bank dann über ein offen ausgewiesenes bilanzielles haftendes Eigenkapital von € 1,13 Mrd. (€ 1,10 Mrd. zum 31.12.2002) verfügen.

Bericht zu verbundenen Unternehmen

Nach der uns zugegangenen Mitteilung hält die Commerzbank AG in Frankfurt am Main mit 51 % unverändert die Mehrheit unseres Aktienkapitals. Gemäß § 312 Aktiengesetz hat der Vorstand für den berichtspflichtigen Zeitraum einen Bericht über die Beziehungen zu verbundenen Unternehmen erstellt, der mit der Erklärung schließt: „Nach den Umständen, die uns in dem Zeitpunkt bekannt waren, in dem Rechtsgeschäfte mit verbundenen Unternehmen vorgenommen wurden, hat unsere Gesellschaft in jedem Fall eine angemessene Gegenleistung erhalten. Maßnahmen im Interesse oder auf Veranlassung von verbundenen Unternehmen wurden weder getroffen noch unterlassen."

Risikobericht

Risikoüberwachungssysteme

Ziel der Essen Hyp ist es, den Unternehmenswert abzusichern und im vorgegebenen Risikorahmen weiter zu steigern. Hierzu müssen wir die Organisation ständig weiterentwickeln und Abläufe sowie Modelle optimieren, um Risiken zu identifizieren, zu quantifizieren und zu steuern. Nur so sind sie transparent und beherrschbar. Auf unserem umfassenden Risikomanagementsystem basiert das tägliche Wissen, das wir für unsere strategischen Entscheidungen nutzen und das uns Chancen erkennen lässt.

Das Management der Hypothekenbank in Essen AG muss einerseits eine verantwortungsvolle, auf die Wertschöpfung ausgerichtete Steuerung sicherstellen und andererseits die effektive Kontrolle des Unternehmens gewährleisten. Hypothekenbanken als Spezialkreditinstitute unterliegen in ihrer Geschäftstätigkeit u. a. zusätzlichen gesetzlichen Beschränkungen, die sich aus dem Hypothekenbankgesetz und einschlägigen Verlautbarungen der Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) ableiten. Die Beachtung dieser Vorschriften und die Verpflichtung, den ständig steigenden Anforderungen der Marktteilnehmer gerecht zu werden, erfordern ein Handling von Risiken und prägen das Bild einer modernen Hypothekenbank. Durch die weit reichende Internationalisierung, Markttransparenz und Produktvielfalt sind die Geschäftsvorgänge anspruchsvoller und komplexer geworden. Dabei spielen nicht nur die Markt-, Liquiditäts-, Kredit- bzw. Adressenausfallrisiken eine bedeutende Rolle, sondern auch die operationellen Risiken. Die Essen Hyp subsumiert unter dem Begriff „Risiko" einen möglichen Verlust aufgrund unerwarteter Veränderungen, die zu negativer Abweichung von prognostizierten Vermögens-, Finanz- und Ertragsentwicklungen der Bank führen könnten. Dabei wird von einem der jeweiligen Risikoart adäquaten Prognosezeitraum ausgegangen.

- Marktrisiken bergen die Gefahr von Verlusten durch nachteilige Veränderungen von Preisen bzw. preisbeeinflussenden Parametern. Für die Essen Hyp sind in diesem Zusammenhang nahezu ausschließlich die Zinsänderungsrisiken von Bedeutung. Im Mittelpunkt unserer Risikobetrachtung steht die Quantifizierung des möglichen Overnight-Verlustes. Währungsrisiken werden durch entsprechende Absicherungsgeschäfte ausgeschlossen.
- Liquiditätsrisiken bergen die Gefahr, wegen nicht darstellbarer Liquidität vertragliche Zahlungsverpflichtungen nicht oder nicht rechtzeitig erfüllen oder aufgrund unzulänglicher Markttiefe oder Marktstörungen Geschäfte nicht oder nur mit Verlusten auflösen zu können.

- Kredit- bzw. Adressenausfallrisiken bestehen im teilweisen oder vollständigen Ausfall einer von einem Geschäftspartner vertraglich zugesagten Leistung.
- Im Sinne des Baseler Konsultationspapiers (sog. „Basel II“) definiert die Essen Hyp operationelle Risiken als die Gefahr von Verlusten, die aufgrund der Unangemessenheit oder des Versagens von internen Verfahren, Personal, Technologie oder durch externe Verfahren entstehen. Zu den operationellen Risiken zählen wir auch die rechtlichen Risiken, die sich aus gesetzlichen Rahmenbedingungen, Handlungen und Verträgen ergeben.

Steuerung nach zwei verschiedenen bilanziellen Regelkreisen
Während die Essen Hyp einerseits einen HGB-Einzelabschluss erstellt, ergab sich andererseits durch die Konzernbilanzierung innerhalb der Commerzbank nach International Accounting Standards (IAS) die Notwendigkeit eines zweiten bilanziellen Regelkreises. Die Bank verfolgt als Nichthandelsbuchinstitut weitgehend eine Zinsmakrosteuerung. Die Steuerung nach IAS orientiert sich in weitaus höherem Maße am Marktwert. Danach werden alle nicht originär erworbenen Forderungen und Derivate, die nicht in Mikro-Hedge-Beziehungen eingebunden sind, zu Marktwerten bilanziert.

Paris, Frankreich










London, England







Die Marktwertveränderungen werden je nach bilanzieller Zuordnung entweder erfolgswirksam oder erfolgsneutral erfasst. Diese Teilbilanzierung zu Marktwerten machte die Strukturierung des Gesamtzinsbuches im Rahmen der Gesamtbanksteuerung in Teilportfolios notwendig, um die bilanziellen Wirkungsmöglichkeiten im Rahmen von Limiten zu begrenzen und steuern zu können. Neben einer neuen zusätzlichen Portfoliostruktur wurde zudem eine tägliche Ergebnisermittlung für den Bereich IAS implementiert und ein Rahmen geschaffen, in dem die potenziellen Auswirkungen von Maßnahmen zur Aktiv-Passiv-Steuerung für den Bereich IAS simuliert werden können.

Struktur des Risikomanagements – Aufgaben/Verantwortung. Die Risikopolitik der Essen Hyp wird vom Vorstand im Rahmen des Konzernverbundes festgelegt. An dieser orientiert sich das Risikomanagement der Bank.
Die nachfolgende Tabelle gibt die Zuordnung der wichtigsten Aufgaben der Risikoüberwachung und des Risikomanagements zu den verantwortlichen organisatorischen Einheiten wieder:

Steuerung von Markt- und Liquiditätsrisiken		
	Management von Zinsänderungs-, Liquiditäts- und Währungsrisiken	Fachbereich Treasury und Fachbereich Gesamtbanksteuerung
	Risikomessung und Reporting, Entwicklung einheitlicher Methoden und Verfahren	Abteilung Controlling
	Überprüfung der Marktgerechtigkeit abgeschlossener Geschäfte und Einhaltung der Kreditlinien	Abteilung Marktgerechtigkeitsprüfung

Steuerung von Kredit- und Adressenausfallrisiken		
	von öffentlich-rechtlichen Schuldnern und privatrechtlichen Kreditinstituten	Fachbereich Treasury
	von privaten Kunden (Hypothekenkredite)	Fachbereich Hypotheken, Abteilung Meldewesen/Kreditanalyse
	Bonitätsresearch in der Staatsfinanzierung	Funktion Research in der Abteilung Meldewesen/Kreditanalyse
	Bonitätsresearch in der Hypothekenfinanzierung	Fachbereich Hypotheken, Abteilung Meldewesen/Kreditanalyse
	Überprüfung der Einhaltung der Kreditlinien	Abteilung Marktgerechtigkeitsprüfung, Abteilung Meldewesen/Kreditanalyse
	Behandlung von problembehafteten Hypothekenfinanzierungen	Abteilung Risikomanagement Hypotheken, Rechtsabteilung, Kreditabwicklung
	Vorschlag für angemessene Risikovorsorge bei problembehafteten Hypothekenfinanzierungen	Fachbereich Hypotheken, Abteilung Risikomanagement Hypotheken, Kreditabwicklung

Steuerung von operationellen Risiken		
	Einführung neuer Produkte	Neue-Produkte-Gruppe
	Rechtliche Risiken	Rechtsabteilung, bei Bedarf mit Unterstützung externer Anwälte
	Änderung gesetzlicher Rahmenbedingungen	Projektgruppe, zusammengesetzt aus Mitarbeitern tangierter organisatorischer Einheiten
	Personal	Abteilung Personal
	Aufbau- und Ablauforganisation	Organisationsabteilung in Zusammenarbeit mit der jeweiligen organisatorischen Einheit
	DV-Risiken	EDV-/IT-Abteilung
	Betriebsmittel und sonstige Infrastruktur	Organisationsabteilung
	Interne Kontrollen	Abteilung Interne Revision

Risikoübernahme. Die Übernahme von Risiken oblag im Berichtsjahr den Fachbereichen mit Kunden- und Produktverantwortung. Hier bestand der Auftrag zur Identifizierung, zur Bewertung und zum aktiven Steuern von Risikopositionen, da die operativen Einheiten aufgrund der Marktnähe Gefahren rechtzeitig erkennen und diesen durch die frühzeitige Einleitung geeigneter Maßnahmen begegnen können. Im Zuge der Umsetzung der Mindestanforderungen an das Kreditgeschäft (MaK) wird es im Geschäftsjahr 2003 zu Veränderungen in den bisherigen Verfahrensabläufen kommen.

Risikoüberwachung

Marktrisiken – Value at Risk (VaR). Datenbasis für die Risikomessung ist die täglich durch die Abteilung Controlling aktualisierte Zinsbindungsbilanz mit den Inkongruenzen pro Quartal. Zur Messung und Quantifizierung dieser Risiken aus Festzinsüberhängen bei sich ändernden Marktzinsstrukturen wird auf Barwert-Kennzahlen zurückgegriffen. Die tägliche Ermittlung der arbitragefreien Zerobond-Abzinsungsfaktoren geschieht auf einer Zinskurve, bestehend aus aktuellen Renditen für öffentliche Pfandbriefe und den Zins-Swaps. Mit ihrer Hilfe werden die anfallenden Cashflows aus Zins und Tilgung abgezinst und zu einer Kennzahl verdichtet.

Die unveränderten Cashflows werden anschließend mit den nach einer simulierten Marktpreisveränderung und einer Haltedauer von einem Geschäftstag sich ergebenden neuen Abzinsungsfaktoren ebenfalls abgezinst. Die Simulation erfolgt unter Verwendung historischer Zinsverläufe der letzten 255 Börsentage. Mit den so errechneten 254 Marktszenarien wird das aktuelle Portfolio jeweils neu bewertet und werden die Differenzen zwischen den Marktwerten gebildet. Auf Basis einer Verlustwahrscheinlichkeit (Konfidenzniveau) von 97,5 % wird dann die entsprechende maximale Wertveränderung des Zinsbuches berechnet. Der VaR des Gesamtzinsbuches beschreibt das aggregierte Marktrisiko der Bank.

Die Leistungsfähigkeit und die praktische Relevanz des Modells werden regelmäßig über ein Backtesting geprüft. Dabei wird täglich der prognostizierte VaR der tatsächlich eingetretenen Ist-Barwertveränderung gegenübergestellt. Bei Anwendung eines einseitigen Konfidenzintervalls, das sowohl positive als auch negative Wertveränderungen umfasst, werden so genannte „Outliers", d. h. Werte außerhalb des Prognoseintervalls, ermittelt. Im Rahmen eines 97,5%igen Konfidenzniveaus haben wir 2002 vier Werte und im Rahmen eines 99%igen Konfidenzintervalls einen Wert außerhalb der erwarteten Prognosen festgestellt.

Um Verluste zu begrenzen, die über das Konfidenzniveau von 97,5 % hinausgehen, wird unter Berücksichtigung von Extremszenarien ebenfalls eine Verlustobergrenze definiert und das Verlustpotenzial täglich ermittelt.

Das Extremszenario ist dergestalt angelegt, dass die maximal eingetretenen Overnight-Zinsänderungen für die wichtigsten Stützstellen der Zinskurve isoliert über einen Zeitraum von 10 Jahren ermittelt und unkorreliert als Zinsshift auf die aktuelle Zinsstrukturkurve gelegt werden.
Sowohl für den VaR als auch für das Extremszenario werden vom Vorstand in Abstimmung mit dem Aufsichtsrat Limite vorgegeben, die jederzeit einzuhalten sind.
Per 31.12.2002 betrug der VaR prozentual vom genehmigten Limit 57,3 % und im Jahresverlauf durchschnittlich 69,0 %. Das Limit für Extremszenarien war zum Jahresultimo mit 63,4 % und im Jahresverlauf mit durchschnittlich 56,4 % ausgenutzt.
Darüber hinaus werden Stresstest-Szenarien simuliert, um mögliche Verluste auch bei extremen Marktveränderungen, die in der Regel nicht adäquat über VaR-Modelle abgebildet werden können, besser abschätzen und begrenzen zu können. Stresstests bilden damit eine sinnvolle Ergänzung zu den VaR-Analysen der historischen Simulation.
Neben der Berechnung des VaR und den Simulationsmöglichkeiten mit frei wählbaren Parametern kann das zugrunde liegende Portfolio durch Simulation von veränderten Zinskurven und geplantem Neugeschäft zeitnah angepasst werden.
Die Essen Hyp nutzt für die Ermittlung des VaR und der Marktwerte sowie des Zinsänderungsrisikos das am Markt etablierte Produkt ATLAS (ehemals INTAS Arena) sowie selbst entwickelte Bewertungstools.

VaR täglich und im Jahresdurchschnitt zum genehmigten Limit im Jahr 2002 in %


100
95
90
85
80
75
70
65
60
55
50
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sep.
Okt.
Nov.
Dez.

„Ampelregelung". Die Essen Hyp ermittelt den potenziellen Barwertverlust des Gesamtportfolios bei einem allgemeinen Anstieg der Zinssätze von einem auf den folgenden Bankarbeitstag um 1 Basispunkt und um 100 Basispunkte für alle Fristigkeiten unter Berücksichtigung von definierten Messpunkten (sog. „Ampelregelung" der BaFin). Dieser mit dem Key-Rate-Verfahren ermittelte Basis-Point-Value darf, bezogen auf einen Anstieg von 100 Basispunkten, einen von der BaFin festgelegten Grenzwert im Verhältnis zum haftenden Eigenkapital gem. § 10 KWG nicht übersteigen.
Die Daten werden für jeden Tag ermittelt. Im Jahresverlauf 2002 betrug die „Ampelauslastung" im Durchschnitt 15,05 %, zum Jahresultimo 17,97 %. Die Essen Hyp stellt diese Meldung den Rating-Agenturen Moody's, Standard & Poor's und FitchRatings zur Verfügung. Des Weiteren werden diese Informationen auf aggregierter Basis periodisch auf unserer Internet-Seite veröffentlicht, um unseren Investoren einen Einblick in die Höhe des Zinsänderungsrisikos der Bank zu ermöglichen.

Internes Berichtswesen. Der Gesamtvorstand sowie die Leitung der Fachbereiche Treasury und Gesamtbanksteuerung werden täglich über die Entwicklung des Marktwertes der Zinsbindungsbilanz, die Höhe des VaR und die Auslastung der diversen Risikolimite sowie die Höhe des gemäß „Ampelregelung" errechneten Zinsänderungsrisikos informiert. Daneben

London, England









werden die Barwerte der ausstehenden öffentlichen Pfandbriefe, der Hypothekenpfandbriefe und deren jeweilige Deckungsstöcke sowie deren Veränderung unter definierten Stress-Szenarien ermittelt und die Werte kommuniziert. Der Gesamtvorstand wird des Weiteren durch den Bereichsleiter Treasury über die kurz- und langfristige Liquiditätslage der Bank in der wöchentlichen Vorstandssitzung unterrichtet.
Im Rahmen der Gesamtbanksteuerung tagt wöchentlich ein Asset-Liability-Ausschuss (ALCO), in dem über Zinsposition, die Entwicklung der Ertrags- und Risikokennzahlen sowie melderechtliche Erfordernisse beraten und im Rahmen der Kompetenz entschieden wird. In diesem Ausschuss sind neben dem Ressortvorstand für das Treasury bzw. seinem Stellvertreter die Leiter aller operativen und die der Back-Office-Fachbereiche sowie der Leiter der Abteilung Risk-Controlling und des Research vertreten. Der Leiter des Ausschusses berichtet wöchentlich über die Entscheidungen und Empfehlungen des ALCO im Rahmen der Vorstandssitzung.
Daneben erhält der Gesamtvorstand monatlich diverse Berichte der Fachbereiche und -abteilungen. So z. B. einen detaillierten Bericht der Abteilung Controlling, in dem u. a. über die im abgelaufenen Monat getätigten Geschäfte, die Entwicklung des Marktwertes sowie eine Übersicht der schwebenden Termingeschäfte einschließlich der Options- und Pensionsgeschäfte berichtet wird. Der Monatsbericht des Fachbereichs Bilanzen und Steuern erläutert die Entwicklung der Bilanz- und der GuV-Positionen nach HGB und IAS. Der Monatsbericht des Fachbereichs Wertpapiertechnik enthält u. a. Informationen über die Struktur der Kreditbestände; das Reporting der Abteilung Meldewesen/Kreditanalyse dokumentiert die Ratings unserer Kreditnehmer bzw. analysiert etwaige Veränderungen in deren Bonitätseinschätzung.

Kredit- oder Adressenausfallrisiken

Staatskredit und sonstige fremde Wertpapiere. Die Staatsfinanzierung und die Kreditvergabe an privatrechtlich organisierte Kreditinstitute und sonstige Adressen sind mit einem Anteil von 84,8 % am Bilanzvolumen, geschäftspolitisch vorgegeben, das größte Geschäftsfeld der Essen Hyp. Dieses Portfolio (inkl. anteiliger Zinsen in Höhe von € 1,5 Mrd.) hatte zum 31.12.2002 ein Volumen von € 60,2 Mrd.
Die hohe Qualität unserer öffentlichen Deckungswerte (per 31.12.2002 € 50,5 Mrd.) wird zum einen durch die geringe durchschnittliche Risikogewichtung nach BIZ und zum anderen durch die externen Ratings der internationalen Rating-Agenturen ersichtlich. Unter Berücksichtigung der BIZ-Standards werden 63,4 % dieser Aktiva mit einer Risikogewichtung von 0 % eingestuft, 12,2 % mit 10 %, 24,4 % mit 20 %. Die Analyse des Kreditportfolios unter Rating-Gesichtspunkten zeigt, dass 40,4 % des Bestands mit Triple-A bewertet sind, 34,0 % mit Double-A, 6,1 % mit Single-A und 0,5 % mit Triple-B. Die nicht extern gerateten Aktiva, 19,0 %

der gesamten Ausreichungen, bestehen im Wesentlichen zu 46,6 % aus Krediten an öffentlich-rechtliche Kreditinstitute und zu 46,4 % aus Forderungen an die öffentlichen Haushalte, die nach unserer eigenen Bonitätsanalyse ebenfalls über eine ausgezeichnete Kreditqualität verfügen.
Die Zusammensetzung des für die Besicherung der öffentlichen Pfandbriefe dem Treuhänder übergebenen Kreditportfolios kann ebenfalls unserer Homepage entnommen werden. Monatlich aktualisiert informiert die Essen Hyp dort unter Beachtung des Bankgeheimnisses ihre Investoren über die Qualität und Zusammensetzung der Deckungswerte.
Die Kreditvergabe an ausländische öffentliche Adressen sowie an privatrechtlich organisierte Kreditinstitute und sonstige Adressen ist grundsätzlich von einem Mindestrating im Investmentgrade-Bereich abhängig. Unser Außerdeckungsgeschäft (ohne Derivate) mit diesen Adressen betrug zum 31.12.2002 € 4,1 Mrd., wobei 22,1 % ein Rating von Double-A, 68,1 % von Single-A und 6,1 % von Triple-B aufwiesen. Kredite mit einem Volumen von weniger als € 0,2 Mrd. haben kein externes Rating. Die Zusammensetzung des Außerdeckungsgeschäfts unter diversen Gesichtspunkten ist – periodisch aktualisiert – ebenfalls im Internet detailliert dargestellt. Die Hypothekenbank in Essen AG erfüllt konsequent das Gentlemen-Agreement aller im Verband deutscher Hypothekenbanken zusammengeschlossenen Banken mit der BaFin, wonach Neuengagements mit nicht deckungsfähigen Adressen nur getätigt werden dürfen, wenn diese über ein externes Mindest-Rating von A-/A3 oder ein vergleichbares internes Rating verfügen. Das Volumen der Kredite, deren Rating zu einem späteren Zeitpunkt auf unter A-/A3 gefallen ist, darf das Einfache des haftenden Eigenkapitals der Bank nach § 10 KWG nicht überschreiten.

Rating Deckungsstock

Stand: 31.12.2002

Standard & Poor's / Moody's / FitchRatings	in Mio. €	in %
AAA / Aaa / AAA	20.380	40,4
AA+ / Aa1 / AA+	7.461	14,8
AA / Aa2 / AA	6.746	13,4
AA- / Aa3 / AA-	2.956	5,8
A+ / A1 / A+	1.129	2,2
A / A2 / A	908	1,8
A- / A3 / A-	1.070	2,1
BBB+ / Baa1 / BBB+	212	0,4
BBB- / Baa3 / BBB-	50	0,1
ohne Rating	9.565	19,0
Gesamt	50.477	100,0


London, England







Länderrisiken. Für die Koordinierung aller mit Länderrisiken zusammenhängenden Fragen und deren Umsetzung bedient sich die Bank auch des Knowhows im Konzern. In enger Abstimmung mit unseren Aufsichtsgremien werden die Limite auf der Grundlage der internen und externen Bonitätsbeurteilung auch in Abhängigkeit vom Gesamtkreditexposure des Commerzbank-Konzerns festgelegt.

Die Bank hat insgesamt ein Kreditvolumen in Höhe von € 0,3 Mrd. in Form von an europäischen Börsen gelisteten Wertpapieren an europäische Beitrittskandidaten mit einer mittleren Laufzeit von sechs und einer maximalen Laufzeit von acht Jahren ausgereicht. Die Essen Hyp hat nicht in Emerging-Market-Länder investiert.

Derivate. Die Bank reduziert das Adressenausfallrisiko durch den Einsatz von bilateralen Rahmenverträgen mit Nettingabsprachen. Auch hier besteht eine im Konzern einheitliche Vertragsregelung. Die Zusammensetzung des Derivatevolumens in Abhängigkeit vom Rating des Kapitalmarktpartners ist der nachfolgenden Tabelle zu entnehmen (siehe auch Seite 74 im Anhang):

Rating unserer Derivate-Kontrahenten

in Mio. €/Restlaufzeit

Rating	<1 Jahr	1 – 5 Jahre	>5 Jahre	Summe
Triple-A	4.250	10.464	5.304	20.018
Double-A	18.166	42.571	24.172	84.909
Single-A	21.669	56.986	34.780	113.435
Nicht geratet	6.496	15.434	11.412	33.342
Gesamt	50.581	125.455	75.668	251.704

Die nicht gerateten Adressen betreffen mit folgenden Volumina deutsche Töchter ausländischer Finanz- und Kreditinstitute, die ihrerseits über ein entsprechend gutes Rating verfügen. Dieses Rating haben wir gedanklich als implizites Rating unseren Kontrahenten zugeteilt:

Implizites Rating unserer Derivate-Kontrahenten

in Mio. €/Restlaufzeit

Rating	<1 Jahr	1 – 5 Jahre	>5 Jahre	Summe
Double-A	150	359	0	509
Single-A	6.346	14.875	11.129	32.350
Nicht geratet	0	200	283	483
Gesamt	6.496	15.434	11.412	33.342

Derzeit keine Zins-Derivate zur barwertigen Deckung. Seit dem Inkrafttreten des 4. Finanzmarktförderungsgesetzes 2002 und der damit einhergegangenen Änderung des Hypothekenbankgesetzes ist es gestattet, Derivate in den Deckungsstock einzustellen. Hintergrund ist, dass die derzeit vom Gesetz geforderte nominelle Deckung von Deckungswerten und umlaufenden Pfandbriefen nicht die wertmäßige Veränderung durch Zinsschwankungen abdeckt. Dieses Zinsänderungsrisiko soll durch die Vorgabe einer barwertigen Deckung zwischen Pfandbriefen und Deckungswert als Bedingung für die Emission von Pfandbriefen ausgeschaltet werden.
Währungsswaps, die bis zum Inkrafttreten des 4. Finanzmarktförderungsgesetzes zur Ausschaltung von Währungsrisiken aus im Deckungsstock befindlichen Fremdwährungs-Kommunalkrediten abgeschlossen wurden, sind mit ihrem Barwert von zurzeit € - 9 Mio. im barwertigen Deckungsstock enthalten.

Die Hypothekenbank in Essen AG hat zum jetzigen Zeitpunkt keinen Anlass, Zinsderivate in größerem Umfang in Deckung zu nehmen. Der Marktwert unserer Deckungswerte war und ist immer höher als der Marktwert unserer umlaufenden öffentlichen Pfandbriefe. Entsprechende Auswertungen gehen den Rating-Agenturen quartalsweise zu. Diese Marktwerte bzw. die Marktwertveränderungen können auch auf unserer Homepage eingesehen werden. Gleichwohl haben wir die erforderlichen Vertragsverhandlungen mit unseren Derivatepartnern aufgenommen, um bei Bedarf und nach deren Zustimmung notfalls erforderliche Derivate in den Deckungsstock aufzunehmen. Das weitere Vorgehen hängt dabei vor allem von den Stress-Szenarien ab, die indirekt eine Überdeckung in den Deckungsstöcken bei Zugrundelegung der aktuellen Zinssätze gesetzlich normieren.

Risiken im Immobiliengeschäft

Die Einschätzung von Kreditrisiken im Immobiliengeschäft obliegt dem Fachbereich Hypotheken, im Speziellen der Marktfolge. Er wird unterstützt durch die Spezialgruppe Risiko-Management und eine unserer Tochtergesellschaften, die Essen Hyp Immobilien GmbH.

Die Verantwortlichkeiten und Kreditkompetenzen sind in elektronischen Organisationshandbüchern klar definiert. Für das Retailgeschäft verfügt die Bank über ein angemessenes Kunden- und Objektscoring, welches auch in der Zusammenarbeit im Konzernverbund Anwendung findet. Außerhalb des Kleindarlehengeschäfts steht neben der Bonität des Kreditnehmers insbesondere die Wertermittlung durch die zertifizierten Gutachter unseres Tochterunternehmens, die Immobilien Expertise GmbH, zur Festsetzung des Beleihungswertes und damit der Darlehenshöhe im Blickpunkt der Kreditvergabe. Die Erträge aus den beliehenen Immobilien müssen nachhaltig die an uns zu entrichtenden Zins- und Tilgungsleistungen übertreffen. Die Bank setzt mit Zustimmung des Kreditausschusses des Aufsichtsrats Guidelines ein, in denen – unterteilt für das ausländische und für das inländische Hypothekengeschäft – u. a. Mindest-Coverage-Ratios für den Schuldendienst definiert werden. Weiterhin werden darin diejenigen Objekttypen gelistet, die die Bank derzeit nicht bzw. nur unter bestimmten Bedingungen beleihen will.

Zur Früherkennung von Kreditrisiken haben wir unter Berücksichtigung möglicher Gefährdungsfaktoren wie Leistungsstörungen, negativer Branchenentwicklungen, Mietausfallrisiken, marktbedingter Verschlechterungen von Objektlagen usw. ein Frühwarnsystem installiert, das uns in die Lage versetzen soll, latente Risiken besser abzubilden. Zudem wurde im Jahr 2002 die Übernahme der Bearbeitung aller zahlungsgestörten oder anderweitig auffälligen Darlehensengagements mit Risikopotenzial systematisiert. Unser Portfolioanteil an größervolumigen Immobilienfinanzierungen – insbesondere solchen in den östlichen Bundesländern – wurde, wie in den Vorjahren auch,



Edinburgh, Schottland





einer erneuten Risikoanalyse unterzogen. Zu den risikomindernden Aktivitäten zählen u. a. die Verstärkung von Sicherheiten, die Neustrukturierung des Engagements und letztendlich auch die Bildung einer angemessenen Risikovorsorge entsprechend den strengen Maßstäben der Essen Hyp.
Der Kreditausschuss des Aufsichtsrats wird zu jeder seiner periodisch stattfindenden Sitzungen über die Entwicklung von Problemengagements ab einer festgelegten Größenordnung sowie über die Portfoliostruktur unseres Bestandes an Hypothekendarlehen unterrichtet.

Interne Ratings

Sowohl die Änderungen der bankenaufsichtsrechtlichen Rahmenbedingungen von Kreditrisiken zur Kapitalunterlegung gemäß Basel II als auch die Bestimmungen zur Kreditprozessgestaltung nach den Mindestanforderungen an das Kreditgeschäft (MaK) stellen hohe Anforderungen an alle Kreditinstitute. Entsprechend hat die Essen Hyp in 2002 die Entwicklung von Methoden zur Mindestkapitalermittlung und zur Risikomessung nach dem Internen Ratingansatz (IRB) für das Staatskreditgeschäft genauso wie für das Geschäft



mit Immobilienkunden in enger Abstimmung mit unserer Konzernobergesellschaft, der Commerzbank AG, vorangetrieben.
Ergänzend dazu haben wir uns in den vom VDH initiierten Projekten „Loss Given Default"-Grading (LGD) und „Probability of Default"-Rating (PD) engagiert. Ziel der Projekte ist, die Bausteine zur Erreichung eines Basel-II-konformen Ratings unter Berücksichtigung der Besonderheiten von Hypothekenbanken zu optimieren und entsprechende Tools zu entwickeln.
Kern des LGD-Projektes für das Hypothekargeschäft ist ein Ratingmodul, mit dem die Verlustquote nach Verwertung von Sicherheiten pro Kredit für den Fall des Ausfalls des Kreditnehmers errechnet wird. Die zugrunde liegende Systematik erlaubt es den Instituten, unter Verwendung von verbandsweiten Kriterien (Erlösquoten und Abwicklungsdauern) und institutsspezifischen Parametern (z. B. Abwicklungskosten, Dauer bis zur Abwicklung des Engagements) das LGD für Hypothekarkredite in Abhängigkeit von den (Immobilien-)Sicherheiten eigenständig zu ermitteln. Mit Abschluss des Projekts wurde der sog. „LGD-Calculator" fertig gestellt, der die LGD-Berechnung exemplarisch darstellt. Mit der vollständigen Implementierung dieses Tools in die hauseigene EDV im Jahr 2003 wird die systemseitige Errechnung des LGD – und damit die interne Messung des Verlustes im Verzugsfall – nach dem fortschrittlichen IRB-Ansatz möglich.
Das PD-Projekt, in dem die Essen Hyp mit einer Reihe anderer Hypothekenbanken und mit dem Bank-Verlag Köln zusammenarbeitet, steht kurz vor dem vertraglichen Abschluss. Die Messung der „Probability of Default" zeigt die Ausfallwahrscheinlichkeit innerhalb eines einjährigen Zeithorizonts für Kredite, die einer internen Ratingklasse zugeordnet sind. Dazu wird ein Modell entwickelt, das als Basis der statistischen Analyse und der mathematischen Berechnung dient. Auf diesem basiert das künftig anzuwendende Ratingtool gemäß Basel II für das Geschäft mit Immobilienkunden.
Besondere Bedeutung im Rahmen der erfolgreichen Konzeption des PD-Ratings ist der Qualität und dem Umfang der vorliegenden Datenmengen beizumessen. Durch die Verpflichtung der beteiligten Banken zur kontinuierlichen Datenlieferung wird eine Basis geschaffen, die die notwendigen Voraussetzungen zur Kalibrierung und Validierung schafft. Für die Essen Hyp gilt es weiterhin, die Entwicklung des PD-Ratings für Immobilienkunden in enger Abstimmung bzw. in Kooperation mit der Commerzbank vorzunehmen.

Risikovorsorge

Den erkennbaren Risiken des Kreditgeschäfts wird durch die Bildung von Einzelwertberichtigungen und für latente Risiken durch Pauschalwertberichtigungen in angemessenem Umfang Rechnung getragen. Es bestand für uns bisher keinerlei Notwendigkeit, im Kreditgeschäft mit öffentlichen bzw. öffentlich-rechtlichen Institutionen Einzelwertberichtigungen oder Rückstellungen zu bilden.

In den Einheiten des Hypothekengeschäfts erfolgt unterjährig auf Basis sorgfältiger Analysen eine Einschätzung notwendiger Vorsorgemaßnahmen, um auf diese Weise die Planungssicherheit für die Bank zu gewährleisten.

Liquiditätsrisiken

Das Liquiditätsmanagement der Bank wird durch die Gelddisposition im Fachbereich Treasury vorgenommen. Grundlage ist die taggenaue Auflistung aller Zahlungsströme. Für die Beurteilung der Liquiditätssituation ist von Bedeutung, dass die Aktiva der Staatsfinanzierung hochliquide sind und somit bei Bedarf im Rahmen der nominellen Überdeckung zur Beschaffung von Liquidität kurzfristig veräußert bzw. in den Repo-Markt gegeben werden können. Die Bank ermittelt das Liquiditätsrisiko, indem die Höhe der Inkongruenzen aus einer Kapitalablaufbilanz im Verhältnis zu bestehenden kurzfristigen Refinanzierungslinien zzgl. der Liquiditätsreserve ermittelt wird. Die Liquiditätspositionen werden zusätzlich nach dem Grundsatz II gesteuert, dessen Kennziffer zum Jahresende 1,21 (gesetzlich gefordert 1,0) ausmachte.

Operationelle Risiken

Im Vorgriff auf die aus Basel II resultierenden Anforderungen an das Risikomanagement und die Überwachung operationeller Risiken hat die Essen Hyp bereits im Jahre 2001 eine ursachenspezifische Risikokategorisierung und -definition erarbeitet. Parallel zu den Basel-II-Kriterien entsprechen wir damit auch der Kategorisierung im Konzern der Commerzbank.
Dazu werden im Rahmen eines Self-Assessments, welches nahezu alle Mitarbeiter unseres Hauses einbezieht, wichtige Informationen über vorhandene bzw. potenzielle Risiken in den einzelnen Bereichen der Bank erhoben.
Die Bandbreite der Bewertungen und Kommentierungen, die von Seiten der Teilnehmer im Rahmen der Self-Assessments abgegeben werden, erfassen dabei u. a. Aspekte der EDV-Technik (z. B. Auswirkungen von IT-Ausfallzeiten, die Qualität der Administration der eingesetzten Software, Funktionalität von Systemschnittstellen, den Schutz vor User-Fehleingaben), der Verfahrensweisen und Prozesse (Qualität und Umfang organisatorischer Regelungen sowie Kompetenzen hinsichtlich der Initiierung, Genehmigung und des Abschlusses von Geschäften) sowie der kriminellen, unautorisierten Handlungen (Kontrollmechanismen, Schutz von Kunden-, System- und Anwendungsdateien).
Diese Befragung haben wir im Monat Juni 2002 zum zweiten Mal in der Essen Hyp durchgeführt. Aufgrund des Umfangs wurde eine Datenbank konzipiert, über die die gesamte Datenpflege, Historisierung sowie die Analyse der Ergebnisse durchgeführt werden kann.

Die Essen Hyp ist ferner eingebunden in das Konzernprojekt der Commerzbank zur Sammlung von operationellen Schadensfällen. Mit Blick auf die Erfüllung der zu erwartenden gesetzlichen Anforderungen bezüglich der Erreichung des Standardansatzes bzw. des ambitionierten Messansatzes zur Kapitalunterlegung ergibt sich die Notwendigkeit zur strukturierten Sammlung, Historisierung und Auswertung eingetretener Schäden. Dies dient dem Ziel, operationelle Risiken in Form einer Value-at-Risk-Kennzahl quantifizierbar zu machen.
Vor diesem Hintergrund haben wir damit begonnen, die seit Jahresbeginn 2002 in unserem Hause eingetretenen Verlustereignisse in der Größenordnung ab T€ 5 aufzunehmen und anhand einer entsprechenden Vorlage zur Erfassung operationeller Verlustereignisse zu kommunizieren. Die Anbindung der Essen Hyp an das intranetbasierte „Loss Collection Tool" der Commerzbank, das der konzernweiten Sammlung und Auswertung einschlägiger Verlustdaten dient, ist für das Jahr 2003 in Aussicht gestellt. In der Essen Hyp erfolgt monatlich eine Meldung über eingetretene operationelle Schäden an den Vorstand.
Aber nicht erst durch die Self-Assessments wurden wir für operationelle Risiken sensibilisiert. Wir analysieren mit Blick auf mögliche Schwachstellen schon seit Jahren die „klassischen" operationellen Risiken im Bereich der Aufbau- und Ablauforganisation, der EDV und der elektronischen Kommunikation im Innen- und Außenverhältnis (Stichworte: Intranet, Internet und E-Mail), in der Verfügbarkeit von qualifiziertem Personal, dem Vorhandensein von adäquaten Betriebsmitteln und im rechtlichen Bereich. Dabei nehmen wir für ausgesuchte Spezialthemen auch die Unterstützung von Unternehmensberatern und anderen externen Spezialisten in Anspruch. So beauftragen wir z. B. periodisch externe Firmen mit der Überprüfung der Sicherheit unseres EDV-Netzes z. B. durch sog. „Hacker-Angriffe". Weitere Beispiele der Prävention von operationellen Risiken sind die Erstellung neuer bzw. die Verfeinerung bestehender Notfallpläne für alle Teilbereiche der Bank sowie die Inbetriebnahme von Notfallräumlichkeiten Ende 2002. Um denkbare Ausfälle im EDV-Bereich auszuschließen, unterhält die Bank an zwei räumlich weit auseinander gelegenen Standorten in Essen selbstständige Rechenzentren, von denen eines als Back-up-System im Falle des Ausfalls des „Working"-Systems dient. Am Standort des Back-up-Rechenzentrums wurden zudem Notfall-Räumlichkeiten eingerichtet, mit denen die auf das Notwendige beschränkte Fortführung des Geschäftsbetriebes für eine Übergangszeit im Falle der Zerstörung bzw. des Ausfalls unserer Zentrale sichergestellt ist. Damit werden rund um die Uhr ein ungestörter Betrieb und die Kontinuität der Geschäftsprozesse bei Eintreten eines Notfalls gewährleistet. Auch im Geschäftsjahr 2002 wurden Mitarbeiter in den

operativen Einheiten und im Back-Office durch zertifizierte arbeitsplatzspezifische und -übergreifende Ausbildungen weiterqualifiziert, um Bearbeitungsmängel aufgrund fehlender Fachkenntnisse möglichst klein zu halten.

Rechtsrisiken

Die Rechtsabteilung der Bank fungiert als interner Dienstleister zu allen juristischen Fragen. Hierzu zählen die Beratung und rechtliche Würdigung von Verträgen sowie das Abfassen von Rahmenabkommen und außerhalb des Standards liegenden Vertragsgestaltungen. Durch eine frühzeitige Einschaltung werden Beschränkungen der Handlungsmöglichkeiten aufgrund vorgegebener Rahmenbedingungen erkannt. Gleichzeitig wird das Potenzial gegebener rechtlicher Gestaltungsmöglichkeiten ausgeschöpft. Unsere Rechtsabteilung ist zudem mit zuständig für die Abwicklung problembehafteter Engagements. Im Bedarfsfall bedienen wir uns zusätzlich externer Rechtsberatung. Für die Bearbeitung ausländischer Hypotheken- und Kommunalkredite nehmen wir grundsätzlich die Unterstützung internationaler Anwaltssozietäten in Anspruch. Die Rechtsabteilung informiert den Vorstand regelmäßig über neue Rechtsentwicklungen und sich daraus ergebende Risiken und Konsequenzen für unser Haus.

Interne Revision

Die Interne Revision der Essen Hyp ist ein wesentlicher Bestandteil des „Internen Kontrollsystems". Die Stabsabteilung überwacht als prozessunabhängige Instanz im Auftrag des Vorstands bestehende Strukturen und Prozesse in Verbindung mit der Früherkennung möglicher Risiken. Das Hauptaugenmerk liegt darauf, die Qualität von im Arbeitsablauf eingebauten Sicherungsmaßnahmen und vorgegebenen internen Kontrollen zu prüfen und zu beurteilen. Dem Vorstand, den Fachbereichen und Abteilungen wird Rückmeldung zur Ausgestaltung und Angemessenheit der Risikoüberwachung gegeben. Über wesentliche Revisionsfeststellungen wird der Aufsichtsrat in seiner turnusmäßig nächsten Sitzung bzw. umfassend über alle wesentlichen Revisionsfeststellungen und den Stand der Behebung dieser Monita des abgelaufenen Geschäftsjahres in der ersten Sitzung in einem neuen Geschäftsjahr zusätzlich informiert.

Die Interne Revision ist aufgrund eines kontinuierlich weiterentwickelten, langfristigen Prüfungsplans tätig, auf dessen Grundlage vom Gesamtvorstand – mit gleichzeitiger Information an den Vorsitzenden des Aufsichtsrats – ein jährlicher Prüfungsplan verabschiedet wird. Die definierten Prüfungen umfassen alle Teilbereiche der Bank. Ordnungsmäßigkeits- und Systemprüfungen finden in festgelegten zeitlichen Intervallen statt. Bei besonderen Risiken und gesetzlich definierten Auflagen (z. B. Vorkehrungen im Rahmen des Geldwäschegesetzes) ist mindestens eine jährliche Prüfung sichergestellt. Der Prüfungsturnus wird im langfristigen Prüfungsplan festgehalten. Es ist

gewährleistet, dass alle Betriebs- und Geschäftsabläufe der Bank grundsätzlich innerhalb von drei Jahren geprüft werden. Die Prüfungshandlungen werden im Sinne einer risikoorientierten Prüfung auf die Aufbau- und Ablauforganisation, das Risikomanagement und -controlling sowie auf das interne Kontrollsystem aller Betriebs- und Geschäftsabläufe der Essen Hyp konzentriert.
Die Früherkennung und Begrenzung der derzeit bereits messbaren und qualifizierbaren operationellen Risiken sind wesentliche Aufgaben der Internen Revision. Die primäre Aufgabe der in der Internen Revision integrierten EDV-Revision liegt auf der EDV-Ebene in der Datensicherheit und -konsistenz durch kontrollierte Vergabe von Systemberechtigungen und Begrenzung von Systemnutzern.
Zu allen Prüfungshandlungen werden Revisionsberichte erstellt, die den beteiligten Fachbereichen, dem Vorstand und den Wirtschaftsprüfern zugänglich gemacht werden.

Ausblick

Die Bedeutung des Risikomanagements wird nicht nur durch aufsichtsrechtliche, sondern auch durch konzernbedingte Vorgaben zukünftig weiter zunehmen und noch stärker in die strategischen Überlegungen der Bank einfließen. Die Mindestanforderungen an das Betreiben von Handelsgeschäften (MaH) und – neu – die Mindestanforderungen an das Kreditgeschäft (MaK) sowie die Regelungen nach „Basel II“ spielen in unseren Aktivitäten bezüglich des Risikomanagements eine bedeutende Rolle. Ebenso kommt der organisatorischen Weiterentwicklung der Bank unverändert eine große Bedeutung zu. Den vorhandenen, erkennbaren und potenziellen Risiken eine angemessene, d. h. nachvollziehbare Eigenkapitalallokation im Rahmen der Umsetzung der Empfehlungen des Baseler Ausschusses zuzuweisen, bleibt Schwerpunkt des Ausbaus des Risikomanagementsystems der nächsten Jahre.

Personalbericht: Weiterbildung – Chance und Notwendigkeit

Der Erfolg der Essen Hyp im Jahr 2002 steht in direkter Verbindung mit der schlanken und flexiblen Organisation unserer Bank, die wir nur mit hoch qualifizierten und engagierten Mitarbeiterinnen und Mitarbeitern realisieren können. Gleichzeitig müssen wir schnell auf Veränderungen reagieren, die uns von außen erreichen. Die Globalisierung gehört genauso dazu wie die Digitalisierung der Arbeitsprozesse oder neue gesetzliche Anforderungen. Als moderner Arbeitgeber, der in den internationalen Finanz- und Immobilienmärkten aktiv ist, können wir die Tätigkeitsfelder jedes Einzelnen nicht allein auf einen vorgegebenen Rahmen in Form von Bereichen oder Abteilungen begrenzen. In unserem gemeinsamen Erfolg verbindet sich unser Können mit Flexibilität, Intuition und Lernbereitschaft. Von allen Mitarbeitern erwarten wir hohes Engagement und vitales Interesse am Geschäft einer Hypothekenbank im Allgemeinen und an den Entwicklungen in den Kapital- und Immobilienmärkten im Besonderen.

Um in diesem sich stetig verändernden Feld bestehen zu können, setzen wir auf den hohen Ausbildungsstandard unserer „Neueinsteiger" und auf die permanente Weiterbildung unseres Stammpersonals. So haben im Jahr 2002 mehr als 90 % der Mitarbeiter des Fachbereichs „Wertpapiertechnik" den Lehrgang „Securities Operations II Certificate" der Bankakademie, Frankfurt, begonnen. Dieser Lehrgang ist von der European Financial Services Education Group (EFISEG) zertifiziert. Unsere Rating-Spezialisten haben sich durch Qualifizierungsmaßnahmen der Universität Augsburg und der DVFA (Deutsche Vereinigung für Finanzanalyse und Asset Management GmbH) zu zertifizierten Kredit- und Rating-Analysten fortgebildet.









Chicago, USA



Paris, Frankreich









Als wichtigstes Mittel der internen Fortbildung hat sich unsere Weiterbildungsmaßnahme „Essen Hyp University" bewährt. In diesem Rahmen haben wir 2002 einen Vorlesungszyklus mit insgesamt 24 Vorträgen von Führungskräften der Bank und externen Spezialisten aus Wissenschaft und Praxis durchgeführt, die im zweiwöchentlichen Rhythmus stattfanden. Im Durchschnitt nahmen 61 Mitarbeiter der Bank an jeder Veranstaltung teil. Ziel der Reihe war es, bereichsübergreifendes Know-how zu vermitteln. Die Vorlesungen erstreckten sich über die Fachgebiete Gesamtbanksteuerung, Treasury, Bilanzen und Steuern, Immobilien, Controlling und über das ständigem Wandel unterworfene Themenfeld „Rules & Regulations". Dieses Konzept wurde von der Universität Essen als akademische Fortbildung für Fach- und Führungskräfte zertifiziert.


Alter
Gesamt
61-65
2 (1,5 %)
1 (0,8 %)
3
56-60
4 (3,0 %)
1 (0,8 %)
5
51-55
5 (3,8 %)
5 (3,8 %)
10
46-50
8 (6,1 %)
4 (3,0 %)
12
41-45
5 (3,8 %)
4 (3,0 %)
9
36-40
21 (15,9 %)
16 (12,1 %)
37
31-35
15 (11,4 %)
16 (12,1 %)
31
25-30
9 (6,8 %)
9 (6,8 %)
18
< 25
3 (2,3 %))
4 (3,0 %)
7
72 (54,6 %)
60 (45,4 %)
Männlich
Weiblich
Gesamt: 132

Der Notwendigkeit, den beruflichen Horizont über den Rand des eigenen Arbeitsplatzes hinaus zu erweitern, begegnen wir zudem mit dem Projekt „Training on the Job" im Konzern. Dabei können unsere Mitarbeiter in einem festgelegten Zeitrahmen im Hause der Commerzbank AG bzw. in anderen Konzernunternehmen eingesetzt werden. Darüber hinaus fördern wir die persönlichen Stärken jedes Einzelnen durch individuell festgelegte Fort- und Weiterbildungsprogramme. Auch auf diesem Weg wollen wir unseren zukünftigen Erfolg sichern.

In diesem Sinne betrachtet die Hypothekenbank in Essen AG die Ausbildung junger Menschen als ihre gesellschaftliche Verpflichtung und als entscheidenden Erfolgsfaktor für die Zukunft. Nicht zuletzt deshalb bieten wir zu folgenden relevanten Tätigkeiten in der Bank Ausbildungsberufe an: Bankkaufmann, IT-Kaufmann und Kaufmann der Grundstücks- und Wohnungswirtschaft. Im Jahr 2002 haben vier Auszubildende der Bank ihre Lehre abgeschlossen, drei Nachwuchskräfte befinden sich derzeit noch in ihrer Ausbildung.

Zum Jahresultimo arbeiteten in der Hypothekenbank in Essen AG 125 (134) Mitarbeiter. In dieser Zahl sind entsprechend ihrer Beschäftigung gewichtete acht Teilzeitkräfte, drei Auszubildende und neun Mitarbeiterinnen in „Elternzeit" eingerechnet. Ohne diese Gewichtung beläuft sich die Mitarbeiterzahl auf 132 (141).

Die Mitarbeiter unserer Bank haben im Jahr 2002 einen erheblichen Geschäftsauftrag erfüllt und damit wesentlich zum erfolgreichen Abschluss des Berichtsjahres beigetragen. Dies war nur mit hohem persönlichem Einsatz und mit Begeisterung für die Ziele unserer Bank zu leisten. Wir sprechen daher allen Mitarbeitern unsere Anerkennung und unseren Dank für das Engagement im Geschäftsjahr 2002 aus.

Gleichzeitig danken wir den Mitarbeitern in den Filialen der Commerzbank AG und unseren anderen Bankpartnern im Retail-Hypothekengeschäft für ihren Einsatz im Rahmen unserer Direktzusageverfahren.

Mit den Vertretern unserer Arbeitnehmerinnen und Arbeitnehmer haben wir uns im Berichtsjahr im offenen Dialog ausgetauscht, alle personalpolitischen und organisatorischen Themen beraten und stets eine für alle Beteiligten tragbare Lösung gefunden. Wir wissen dieses verantwortungsbewusste Miteinander zu schätzen und danken dem Betriebsrat für die kooperative Zusammenarbeit.

Jahresabschluss 2002

Gesetzliche Bilanzierungsvorschriften

Unser Jahresabschluss ist nach den Vorschriften des Handelsgesetzbuches (HGB), des Aktiengesetzes (AktG) und des Hypothekenbankgesetzes (HBG) sowie der Verordnung über die Rechnungslegung der Kreditinstitute (RechKredV) aufgestellt. Gesetzlich geforderte Angaben zu einzelnen Positionen der Bilanz sowie der Gewinn- und Verlustrechnung werden im Anhang erläutert.



Jahresabschluss 2002

Anhang

Bilanz der Hypothekenbank in Essen AG zum 31.12.2002

Aktivseite

	€	€	€	€	Vorjahr T€
Barreserve					
a) Kassenbestand			4.283,00		8
b) Guthaben bei Zentralnotenbanken			97.626.785,88	97.631.068,88	199.688
darunter: bei der Deutschen Bundesbank		97.626.785,88			(199.688)
Forderungen an Kreditinstitute					
a) Hypothekendarlehen			2.092.014,21		2.093
b) Kommunalkredite			12.562.876.871,26		12.771.087
c) andere Forderungen			4.023.311.554,16	16.588.280.439,63	2.689.132
darunter: täglich fällig		873.506.024,74			(257.481)
gegen Beleihung von Wertpapieren		0,00			(0)
Forderungen an Kunden					
a) Hypothekendarlehen			4.287.798.302,21		3.000.477
b) Kommunalkredite			23.306.712.920,11		24.070.347
c) andere Forderungen			11.539.168,24	27.606.050.390,56	13.573
darunter: gegen Beleihung von Wertpapieren		0,00			(0)
Schuldverschreibungen und andere festverzinsliche Wertpapiere					
a) Anleihen und Schuldverschreibungen					
aa) von öffentlichen Emittenten		10.481.778.091,59			12.035.757
darunter: beleihbar bei der Deutschen Bundesbank	4.217.379.814,57				(7.308.400)
ab) von anderen Emittenten		13.804.215.042,29	24.285.993.133,88		12.313.649
darunter: beleihbar bei der Deutschen Bundesbank	9.194.339.211,28				(7.802.028)
b) eigene Schuldverschreibungen			651.728.922,51	24.937.722.056,39	722.777
Nennbetrag		616.202.568,96			(692.850)
Aktien und andere nicht festverzinsliche Wertpapiere				1.056.695.842,48	729.990
Beteiligungen				519.473,55	519
darunter: an Kreditinstituten		0,00			(0)
Anteile an verbundenen Unternehmen				1.141.000,00	1.116
darunter: an Kreditinstituten		0,00			(0)
Ausgleichsforderungen gegen die öffentliche Hand einschließlich Schuldverschreibungen aus deren Umtausch				28.543.311,78	38.205
Sachanlagen				26.026.866,80	28.383
Sonstige Vermögensgegenstände				52.809.012,47	231.464
Rechnungsabgrenzungsposten					
a) aus dem Emissions- u. Darlehensgeschäft			544.645.080,42		539.872
b) andere			38.545.396,72	583.190.477,14	164.996
Summe der Aktiva				**70.978.609.939,68**	**69.553.133**

Passivseite

	€	€	€	Vorjahr T€
Verbindlichkeiten gegenüber Kreditinstituten				
a) begebene Hypotheken-Namenspfandbriefe		73.483.241,50		68.370
b) begebene öffentliche Namenspfandbriefe		404.907.445,77		364.646
c) andere Verbindlichkeiten		11.998.037.113,53	12.476.427.800,80	6.076.928
darunter: täglich fällig	166.055.895,44			(85.507)
Verbindlichkeiten gegenüber Kunden				
a) begebene Hypotheken-Namenspfandbriefe		658.288.777,73		617.628
b) begebene öffentliche Namenspfandbriefe		1.502.136.075,54		1.535.364
c) andere Verbindlichkeiten		1.098.316.865,38	3.258.741.718,65	363.374
darunter: täglich fällig	15.133.950,38			(6.552)
zur Sicherstellung aufgenommener Darlehen an den Darlehensgeber ausgehändigte öffentliche Namenspfandbriefe	20.451.675,28			(20.452)
Verbriefte Verbindlichkeiten				
a) begebene Schuldverschreibungen				
aa) Hypothekenpfandbriefe		1.152.247.076,71		619.497
ab) öffentliche Pfandbriefe		48.830.737.038,40		52.619.144
ac) sonstige Schuldverschreibungen		3.758.877.613,54	53.741.861.728,65	5.741.558
darunter: Geldmarktpapiere	1.477.921.175,71			(4.883.695)
Sonstige Verbindlichkeiten			31.704.075,68	124.309
Rechnungsabgrenzungsposten				
a) aus dem Emissions- und Darlehensgeschäft		129.755.117,45		120.940
b) andere		107.331.889,95	237.087.007,40	89.346
Rückstellungen				
a) Rückstellungen für Pensionen und ähnliche Verpflichtungen		1.739.619,00		1.217
b) Steuerrückstellungen		2.804.000,00		2.887
c) andere Rückstellungen		17.563.000,00	22.106.619,00	4.648
Nachrangige Verbindlichkeiten			296.938.340,75	298.495
Genussrechtskapital			283.640.963,20	278.641
darunter: vor Ablauf von zwei Jahren fällig	10.225.837,62			(0)
Eigenkapital				
a) gezeichnetes Kapital		201.300.000,00		201.300
b) Kapitalrücklage		307.574.000,00		307.574
c) Gewinnrücklagen				
ca) andere Gewinnrücklagen		44.993.685,55		44.994
d) Bilanzgewinn		76.234.000,00	630.101.685,55	72.273
Summe der Passiva			**70.978.609.939,68**	**69.553.133**
Eventualverbindlichkeiten				
Verbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen			169.740,15	105
Andere Verpflichtungen				
Unwiderrufliche Kreditzusagen			533.392.331,36	824.595

Gewinn- und Verlustrechnung der Hypothekenbank in Essen AG für die Zeit vom 1.1.2002 bis 31.12.2002

	€	€	€	€	Vorjahr T€
Zinserträge aus					
a) Kredit- und Geldmarktgeschäften		1.843.202.708,48			
b) festverzinslichen Wertpapieren					
und Schuldbuchforderungen		1.309.726.036,46	3.152.928.744,94		3.146.406
Zinsaufwendungen			- 3.003.843.087,07	149.085.657,87	- 2.992.391
Laufende Erträge aus					
a) Aktien und anderen nicht					
festverzinslichen Wertpapieren			47.599.307,73		28.471
b) Beteiligungen			9.972,90		0
c) Anteilen an verbundenen Unternehmen			40.000,00	47.649.280,63	175
Provisionserträge			2.696.795,20		127
Provisionsaufwendungen			- 11.920.198,89	- 9.223.403,69	- 11.914
Nettoaufwand aus Finanzgeschäften				0,00	- 62
Sonstige betriebliche Erträge				23.469.616,00	12.399
Allgemeine Verwaltungsaufwendungen					
a) Personalaufwand					
aa) Löhne und Gehälter		- 9.091.354,56			- 8.765
ab) Soziale Abgaben und Aufwendungen					
für Altersversorgung und					
für Unterstützung		- 1.665.958,01	- 10.757.312,57		- 1.827
darunter: für Altersversorgung	*399.723,62*				*(- 648)*
b) andere Verwaltungsaufwendungen			- 9.454.069,48	- 20.211.382,05	- 9.507
Abschreibungen und Wertberichtigungen					
auf immaterielle Anlagewerte und Sachanlagen				- 3.009.854,49	- 3.443
Sonstige betriebliche Aufwendungen				- 11.682.877,27	- 8.520
Abschreibungen und Wertberichtigungen					
auf Forderungen und bestimmte Wertpapiere					
sowie Zuführungen zu Rückstellungen im					
Kreditgeschäft				- 63.717.049,53	- 47.955
Erträge aus Zuschreibungen zu Beteiligungen,					
Anteilen an verbundenen Unternehmen und					
wie Anlagevermögen behandelten Wertpapieren				0,00	4.879
Ergebnis der normalen Geschäftstätigkeit				112.359.987,47	108.073
Steuern vom Einkommen und vom Ertrag			- 35.978.124,56		- 35.651
Sonstige Steuern, soweit nicht unter					
„Sonstige betriebliche Aufwendungen" ausgewiesen			- 147.862,91	- 36.125.987,47	- 149
Jahresüberschuss				**76.234.000,00**	**72.273**

Bilanzierungs- und Bewertungsgrundsätze

Alle Forderungen sind mit dem Nennwert gemäß § 340e Abs. 2 HGB angesetzt. Der Unterschied zwischen Auszahlungsbetrag und Nennbetrag ist als Rechnungsabgrenzung ausgewiesen. Allen erkennbaren Einzelrisiken im Kreditgeschäft ist durch die Bildung von Einzelwertberichtigungen und Rückstellungen Rechnung getragen. Für das latente Kreditrisiko im Hypothekengeschäft haben wir Pauschalwertberichtigungen im Rahmen der steuerlichen Vorschriften gebildet. Zur Vorsorge gegen besondere Risiken des Bankgeschäfts besteht eine Reserve nach § 340f HGB.

Schuldverschreibungen und andere festverzinsliche Wertpapiere sind, soweit sie der Liquiditätsreserve zugeordnet wurden, nach dem strengen Niederstwertprinzip (§ 253 Abs. 3 HGB in Verbindung mit § 280 HGB) bewertet. Die dem Anlagevermögen zugeordneten festverzinslichen Wertpapiere sind mit den fortgeführten Anschaffungskosten bewertet. Die Agio- und Disagiobeträge werden über die Laufzeit der Papiere verteilt und in das Zinsergebnis eingestellt. Des Weiteren sind Wertpapiere unter Einbeziehung von Derivaten, die der Zins- und/oder Währungsabsicherung dienen, zu Bewertungseinheiten zusammengefasst.

In der Position „Aktien und andere nicht festverzinsliche Wertpapiere" enthaltene Fonds sind vollständig der Liquiditätsreserve zugeordnet und werden nach dem strengen Niederstwertprinzip bewertet. Die im Rahmen des Wertaufholungsgebots (§ 280 HGB) erforderlichen Zuschreibungen erfolgen ebenfalls in dieser Bilanzposition.

Beteiligungen und Anteile an verbundenen Unternehmen sind mit den Anschaffungskosten aktiviert.

Sachanlagen sind entsprechend der betriebsgewöhnlichen Nutzungsdauer mit den um die linearen planmäßigen Abschreibungen bzw. mit den um die höheren steuerrechtlichen Abschreibungen verminderten Anschaffungs- oder Herstellungskosten angesetzt. Neben den planmäßigen Abschreibungen haben wir von der Vereinfachungsregelung für geringwertige Wirtschaftsgüter nach § 6 Abs. 2 EStG Gebrauch gemacht.

Sämtliche Verbindlichkeiten sind mit ihrem Rückzahlungsbetrag passiviert. Der Unterschied zwischen dem Nennbetrag von Verbindlichkeiten und ihrem Ausgabebetrag wird in die Rechnungsabgrenzung eingestellt. Zerobonds sind mit dem Emissionsbetrag zuzüglich anteiliger Zinsen gemäß der Emissionsrendite bewertet.

Für ungewisse Verbindlichkeiten sind Rückstellungen in Höhe der voraussichtlichen Inanspruchnahme gebildet.

Die Rückstellungen für Pensionsverpflichtungen sind unter Anwendung der „Richttafeln 98" (Heubeck) mit dem nach versicherungsmathematischen Grundsätzen ermittelten Teilwert und unter Zugrundelegung eines Zinssatzes von 6 % bemessen.

Auf fremde Währung lautende Bilanzpositionen sind gemäß § 340h Abs. 1 HGB zum Referenzkurs der Europäischen Zentralbank (EZB) am Bilanz-

stichtag umgerechnet. Alle Fremdwährungspositionen sind durch Währungsswaps gesichert. Aufwendungen und Erträge aus der Bewertung gleichen sich aus.
Derivative Finanzgeschäfte, die der Absicherung von Zins- und Marktpreisschwankungen sowie von Währungsrisiken dienen, unterliegen keiner Einzelbewertung und werden als so genannte schwebende Geschäfte nicht bilanziert.
Beim Ausweis der Risikovorsorge haben wir von der Möglichkeit der Überkreuzkompensation aller Aufwendungen und Erträge gemäß § 340f Abs. 3 HGB Gebrauch gemacht.

Fristengliederung

Im Folgenden aufgeführte Forderungen und Verbindlichkeiten sind nach Restlaufzeiten bzw. Kündigungsfristen geordnet und setzen sich wie folgt zusammen:

Gliederung nach Restlaufzeiten in Mio. €

	Täglich fällig	Bis zu drei Monaten	Mehr als drei Monate bis 1 Jahr	Mehr als 1 Jahr bis 5 Jahre	Mehr als 5 Jahre
Forderungen an Kreditinstitute	873,5	4.468,6	890,7	3.721,7	6.633,8
Forderungen an Kunden	123,1	1.513,7	1.168,9	12.028,1	12.772,3
Verbindlichkeiten gegenüber Kreditinstituten	166,1	11.295,9	380,3	482,8	151,3
Verbindlichkeiten gegenüber Kunden	15,1	760,6	218,5	1.408,0	856,5

	Mit unbestimmter Laufzeit
Forderungen an Kunden	0

	Fälligkeit 2003
Schuldverschreibungen und andere festverzinsliche Wertpapiere	3.389,9
Begebene Schuldverschreibungen	18.175,3

Forderungen/Verbindlichkeiten gegenüber verbundenen Unternehmen/Beteiligungen in Mio. €

	Insgesamt	Darunter gegenüber verbundenen Unternehmen	Darunter gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht
Forderungen an			
Kreditinstitute	16.588,3	579,4	—
Kunden	27.606,1	18,2	—
Schuldverschreibungen und andere festverzinsliche Wertpapiere	24.937,7	—	—
Verbindlichkeiten gegenüber			
Kreditinstituten	12.476,4	1.279,4	—
Kunden	3.258,7	—	—
Verbriefte Verbindlichkeiten	53.741,9	—	—
Nachrangige Verbindlichkeiten	296,9	—	—

Börsenfähige Wertpapiere in T€

	Insgesamt	Börsen-fähig	Börsen-notiert	Nicht börsen-notiert
Schuldverschreibungen und andere festverzinsliche Wertpapiere	24.937.722,1	24.937.722,1	24.837.193,2	100.528,9
Nominalwert	25.517.540,5	25.517.540,5	25.416.911,1	100.629,4
Aktien und andere nicht festverzinsliche Wertpapiere	1.056.695,8	—	—	—
Fondsanteile	15.644.803	—	—	—
Beteiligungen	519,5	—	—	—
Nominalwert	552,7	—	—	—
Anteile an verbundenen Unternehmen	1.141,0	—	—	—
Nominalwert	129,0	—	—	—

Beteiligungen in T€

Vortrag zum 1.1.2002	519,5
Zugang	—
Abgang	—
Stand am 31.12.2002	519,5

Anteile an verbundenen Unternehmen in T€

	Anteil am Kapital	Gezeichnetes Kapital	Eigenkapital	Jahresüberschuss 2002
REGINA Finanz- und Versicherungsvermittlung GmbH, Essen	100 %	52	538,2	6,3
Essen Hyp Immobilien GmbH, Essen	100 %	52	710,6	34,8
Immobilien Expertise GmbH, Essen	100 %	25	140,5	115,5

Mit Wirkung vom 28.06.2002 wurde die Immobilien Expertise GmbH gegründet. Wesentlicher Zweck der Gesellschaft ist die Erstellung von Sachverständigengutachten.

Pensionsgeschäfte
Zum Bilanzstichtag sind € 3.328 Mio. Wertpapiere in Pension gegeben worden.

Zur Sicherheit übertragene Vermögensgegenstände
Festverzinsliche Wertpapiere wurden mit einem Nominalwert in Höhe von € 538 Mio. und nicht festverzinsliche Wertpapiere (Fonds) mit einem Volumen von € 313 Mio. verpfändet.

Sonstige Vermögensgegenstände

In den sonstigen Vermögensgegenständen sind im Wesentlichen fünf zur Verhütung von Verlusten übernommene gewerbliche Objekte sowie Steuererstattungsansprüche aus Körperschaft- und Gewerbesteuern enthalten.

Anlagevermögen Anlagespiegel in T€

	Beteiligungen	Anteile an verbundenen Unternehmen	Sachanlagen	Anleihen und Schuldverschreibungen
Anschaffungs-/Herstellungskosten Vortrag vom 1.1.2002	519,5	1.116,0	54.546,9	10.995.570,3
Zugänge im Geschäftsjahr 2002	—	25,0	682,8	10.554.953,1
Abgänge im Geschäftsjahr 2002	—	—	268,8	15.762.847,6
Abschreibungen kumuliert	—	—	28.934,0	8.955,9
Restbuchwert zum 31.12.2002	519,5	1.141,0	26.026,9	5.778.719,9
Restbuchwert zum 31.12.2001	519,5	1.116,0	28.383,0	10.933.270,9
Abschreibungen im Geschäftsjahr 2002	—	—	3.009,9	31.866,4

Geringwertige Wirtschaftsgüter sind in den Zugängen des Berichtsjahrs enthalten und wurden voll abgeschrieben. Diese Abschreibung ist in den Abgängen des Geschäftsjahrs eingerechnet.
Die Sachanlagen umfassen die im Rahmen unserer eigenen Tätigkeit genutzten Grundstücke und Gebäude in Höhe von € 24,0 Mio. Der Buchwert der Betriebs- und Geschäftsausstattung beträgt € 2,0 Mio.
Die beim Kauf von Anleihen und Schuldverschreibungen angefallenen Agien und Disagien werden über die Laufzeit der Papiere verteilt. Sie werden als zinsähnliche Aufwendungen/Erträge in der Gewinn- und Verlustrechnung ausgewiesen und sind als Abschreibung im Anlagespiegel abgebildet.

Abschreibungen wegen steuerlicher Vorschriften

Für die beiden Gebäude in Essen, Gildehofstraße 1 und Gildehofstraße 2, wurde die stufendegressive Sonderabschreibung gemäß § 7 Abs. 5 EStG in Höhe von € 2,1 Mio. in Anspruch genommen.

Andere Verbindlichkeiten gegenüber Kreditinstituten

In dieser Position sind Offenmarktgeschäfte in Höhe von € 4,4 Mrd. enthalten. Das Volumen der bei der Deutschen Bundesbank im Pfanddepot hinterlegten Wertpapiere betrug € 5,1 Mrd. Die Position enthält weiterhin vornehmlich Termingeldaufnahmen, aufgenommene Darlehen sowie anteilige und fällige Zinsen aus Swap-Geschäften.

Sonstige Verbindlichkeiten
Die sonstigen Verbindlichkeiten enthalten im Wesentlichen anteilige und fällige Zinsen aus nachrangigen Verbindlichkeiten und aus Genussrechtskapital.

Nachrangige Verbindlichkeiten
Die nachrangigen Verbindlichkeiten sind im Falle der Insolvenz oder der Liquidation der Bank erst nach Befriedigung aller nicht nachrangigen Gläubiger zurückzuzahlen. Eine vorzeitige Rückzahlung ist ausgeschlossen.
Die Summe der Zins- und Disagioaufwendungen aller nachrangigen Darlehen beträgt € 19,2 Mio.
Die einzelnen nachrangigen Darlehen bleiben unterhalb der 10%-Grenze des Gesamtausweises.

Genussrechte
Bis zum 31. Dezember 2002 wurden von dem am 22. März 2000 neu genehmigten Genussrechtskapital in Höhe von € 200,0 Mio. insgesamt € 51,1 Mio. platziert. Danach verbleibt ein genehmigtes Genussrechtskapital von € 148,9 Mio.

Gezeichnetes Kapital/genehmigtes Kapital
In der Hauptversammlung vom 22. März 2000 ist der Vorstand ermächtigt worden, das Grundkapital bis zum 21. März 2005 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer Aktien gegen Bareinlagen einmalig oder mehrfach, jedoch insgesamt höchstens um einen Nennbetrag von € 50,0 Mio., zu erhöhen. Von dieser Ermächtigung hat der Vorstand bisher keinen Gebrauch gemacht.
Das gezeichnete Kapital beträgt € 201,3 Mio.

Anzahl und Nennbetrag der Aktien
Das Grundkapital von € 201,3 Mio. ist eingeteilt in 201.300.000 auf den Namen lautende Aktien zu je € 1. Das Kapital ist voll eingezahlt.

Kapitalrücklage in Mio. €

Die Kapitalrücklage entwickelte sich wie folgt:	
Vortrag zum 1.1.2002	307,6
Einstellung im Geschäftsjahr 2002	—
Stand am 31.12.2002	307,6

Gewinnrücklagen

Die Gewinnrücklagen sind gegenüber dem Vorjahr unverändert und betragen € 45,0 Mio.

Andere Verpflichtungen in Mio. €

Die unwiderruflichen Kreditzusagen betragen:	
Hypothekendarlehen	282,5
Kommunalkredite	250,9
Gesamt	533,4

Personalaufwand

Für das Geschäftsjahr 2002 beträgt der Personalaufwand T€ 10.757,3. Darin enthalten sind die Gesamtbezüge für die Mitglieder des Vorstands von T€ 1.009,4.

Andere Verwaltungsaufwendungen

Die anderen Verwaltungsaufwendungen für das Bankgeschäft belaufen sich auf T€ 9.454,1, inklusive der Vergütung der Mitglieder des Aufsichtsrats von T€ 137,0.

Sonstige betriebliche Erträge und Aufwendungen

In den sonstigen betrieblichen Erträgen sind im Wesentlichen die Mieterträge sowie Erträge aus abgeschlossenen Dienstleistungsverträgen enthalten. Des Weiteren enthält diese Position einen Ertrag aus der Veräußerung des bisher im Umlaufvermögen bilanzierten Gebäudes MediaPark in Köln. Aufwendungen aus Mietverhältnissen sind in den sonstigen betrieblichen Aufwendungen ausgewiesen.

Steuern vom Einkommen und vom Ertrag

Die Ertragsteuern sind dem Ergebnis der gewöhnlichen Geschäftstätigkeit zugeordnet. Im Verhältnis zur Commerzbank AG besteht weder eine umsatz- noch eine gewerbesteuerliche Organschaft.

Gewinnverwendungsrechnung

Der Jahresüberschuss in Höhe von € 76.234.000,00 entspricht dem Bilanzgewinn.

Deckungsrechnung öffentliche Pfandbriefe ordentliche Deckung in T€

Forderungen an Kreditinstitute	
Kommunalkredite	12.230.461
Forderungen an Kunden	
Hypothekendarlehen	47.521
Kommunalkredite	22.628.917
Schuldverschreibungen und andere festverzinsliche Wertpapiere (Buchwert T€ 15.145.560)	15.012.024
Ausgleichsforderungen gegen die öffentliche Hand einschließlich Schuldverschreibungen aus deren Umtausch (Buchwert T€ 28.304)	28.389
Gesamt	49.947.312

Deckungsrechnung öffentliche Pfandbriefe Ersatzdeckung in T€

Andere Forderungen an Kreditinstitute	530.000
Gesamt	530.000

Deckungswerte insgesamt	50.477.312
Summe der deckungspflichtigen öffentlichen Pfandbriefe	49.353.267
Überdeckung	1.124.045

Deckungsrechnung Hypothekenpfandbriefe ordentliche Deckung in T€

Forderungen an Kunden	
Hypothekendarlehen	1.786.904
Sachanlagen (Grundschulden auf bankeigenen Grundstücken)	17.486
Gesamt	1.804.390

Deckungsrechnung Hypothekenpfandbriefe Ersatzdeckung in T€

Schuldverschreibungen und andere festverzinsliche Wertpapiere	76.617
Gesamt	76.617

Deckungswerte insgesamt	1.881.007
Summe der deckungspflichtigen Hypothekenpfandbriefe	1.803.422
Überdeckung	77.585

Gliederung der Deckungshypotheken nach Ländern

Bundesland	Anzahl	Mio. €
Baden-Württemberg	548	100,7
Bayern	523	192,7
Berlin	373	171,8
Brandenburg	288	47,9
Bremen	133	13,8
Hamburg	376	71,0
Hessen	849	119,5
Mecklenburg-Vorpommern	49	19,5
Niedersachsen	1.558	175,5
Nordrhein-Westfalen	4.952	687,8
Rheinland-Pfalz	116	12,1
Saarland	36	4,3
Sachsen	172	32,0
Sachsen-Anhalt	144	47,0
Schleswig-Holstein	594	64,1
Thüringen	116	42,7
Mitgliedsstaaten der EU	4	2,0
Gesamt	10.831	1.804,4

Gliederung der Deckungshypotheken nach Objektarten in Mio. €

Vom Gesamtbestand der Deckungshypothekendarlehen entfallen auf:	
Gewerblich genutzte, fertig gestellte Objekte	480,5
Wohnzwecken dienende, fertig gestellte Objekte	1.317,5
Bauplatzhypotheken	0,2
Unfertige, noch nicht ertragsfähige Neubauten	6,2
Gesamt	1.804,4

Gliederung der Deckungshypotheken nach Größengruppen

€		Anzahl	Mio. €
Bis	50.000	2.448	82,3
Bis	500.000	8.056	834,8
Über	500.000	327	887,3
Gesamt		10.831	1.804,4

Gliederung der Deckungskommunalkredite nach Darlehensnehmern inklusive Schuldverschreibungen

	Anzahl	Mio. €
Bund und Sondervermögen des Bundes	42	2.446,2
Bundesländer	608	17.295,6
Städte und Gemeinden[1]	1.196	4.508,1
Öffentlich-rechtliche Kreditinstitute	990	19.264,2
EU-Auslandsdarlehen	176	6.385,7
Öffentlich verbürgte Hypothekendarlehen	816	47,5
Ersatzdeckung Geldanlagen	2	530,0
Gesamt	3.830	50.477,3

[1] inkl. kommunale Zweckverbände, kommunalverbürgte Darlehen und Organisationen ohne Erwerbszweck

Zwangsmaßnahmen Am 31.12.2002 waren anhängig:

	Zwangsversteigerungen	Zwangsverwaltungen	Zwangsversteigerungen und Zwangsverwaltungen	Anzahl der Fälle insgesamt	Im Jahr 2002 durchgeführte Zwangsversteigerungen
Wohnzwecken dienende Objekte	8	0	10	18	7
Gewerblich genutzte Objekte	8	5	5	18	7
Gesamt	16	5	15	36	14

Im Berichtsjahr wurde ein Objekt zur Verhütung von Verlusten von der Bank übernommen.

Zinsrückstände

Die Zinsrückstände, die älter als drei Monate sind, wurden mit ihrem zum Bilanzstichtag aufgelaufenen Betrag in Höhe von € 1,6 Mio. wertberichtigt. Von den Zinsrückständen entfallen auf den gewerblichen Bereich € 1,3 Mio. und auf den Wohnungsbaubereich € 0,3 Mio.

Rückzahlungen auf Hypotheken in Mio. €

Im Geschäftsjahr erfolgte Rückzahlungen:	
Durch Amortisation	110,2
In anderer Weise	127,2
Gesamt	237,4

Finanzderivate in Mio. €

	Nominalbetrag			
	Restlaufzeit			
Zinsbezogene Geschäfte:	<= 1 Jahr	1-5 Jahre	> 5 Jahre	Summe
Zins-Swaps (gleiche Währung)	48.789	123.050	73.691	245.530
Zinsoptionen – Verkäufe	479	283	1.663	2.425
sonstige Zinskontrakte	–	1.176	–	1.176
Währungsbezogene Geschäfte:				
Währungsswaps	1.313	946	314	2.573
Gesamt	50.581	125.455	75.668	251.704

Mit Derivaten werden Zins- und Marktpreisschwankungen sowie Währungsrisiken abgesichert. Handelsgeschäfte mit derivativen Produkten wurden nicht getätigt.

Kundengruppengliederung im Derivategeschäft in Mio. €

	Volumen	Kreditäquivalent
OECD-Banken	251.704	875,2

Ermittelt wird das Kreditäquivalent (Adressenausfallrisiko) nach der Marktbewertungsmethode gemäß den Vorschriften des Grundsatzes I. Hierbei werden zunächst die positiven Marktwerte unter Berücksichtigung von Kontrahenten-Nettingvereinbarungen ermittelt. Dem hinzugerechnet werden die auf Kontrahentenbasis ermittelten Zuschläge.

Fremdwährungsvolumina in Mio. €

Vermögensgegenstände	749,4
Verbindlichkeiten	1.762,0

Sämtliche Fremdwährungsvolumina sind durch entsprechende Kurssicherungsgeschäfte gegen Währungsschwankungen abgesichert.

Kredite an Organmitglieder in Mio. €

Mitglieder des Vorstands	1,6
Mitglieder des Aufsichtsrats	0,1
Gesamt	1,7

Durchschnittliche Mitarbeiterzahl

	Tariflich	Außertariflich
Angestellte	76	42
Auszubildende	4	0
Teilzeitbeschäftigte	7	1
Gesamt	87	43

Im Jahresdurchschnitt waren 130 Mitarbeiter/-innen beschäftigt.

Konzernabschluss

Die Commerzbank Aktiengesellschaft, Frankfurt am Main, ist zu mehr als 50 % an unserer Gesellschaft beteiligt.

Der vorliegende Abschluss wird in den Konzernabschluss der Commerzbank einbezogen. Unsere Tochtergesellschaften REGINA Finanz- und Versicherungsvermittlung GmbH, Essen, Essen Hyp Immobilien GmbH, Essen, und Immobilien Expertise GmbH, Essen, werden wegen untergeordneter Bedeutung nicht in den Konzernabschluss einbezogen.

Der Konzernabschluss der Commerzbank zum 31. Dezember 2001 wurde beim Amtsgericht Frankfurt am Main, Handelsregister Nr. 32000, hinterlegt und im Bundesanzeiger Nr. 110 vom 19. Juni 2002, S. 8077 ff., veröffentlicht.

Mandate in Aufsichtsräten und anderen Kontrollgremien

Hubert Schulte-Kemper

- neuma – Neue Marler Baugesellschaft mbH; Vorsitzender des Aufsichtsrats
- Vestische Straßenbahnen GmbH; Vorsitzender des Aufsichtsrats

Harald Pohl

- *Erste* Europäische Pfandbrief- und Kommunalkreditbank Aktiengesellschaft in Luxemburg; Mitglied des Verwaltungsrats

Aufsichtsrat

Dr. Axel Frhr. v. Ruedorffer
Vorsitzender; Mitglied des Vorstands der Commerzbank AG

Dr. Wolfgang Schuppli
Stellvertretender Vorsitzender; Rechtsanwalt

Dieter Disse
Bankangestellter

Ute Gibbels
Bankangestellte

Andreas de Maizière
Mitglied des Vorstands der Commerzbank AG

Dr. Eric Strutz
Leiter Konzernsteuerung der Commerzbank AG

Vorstand

Hubert Schulte-Kemper
Vorsitzender

Michael Fröhner

Harald Pohl

Essen, den 3. Februar 2003
Hypothekenbank in Essen Aktiengesellschaft

Der Vorstand

Schulte-Kemper Fröhner Pohl

„Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht der Hypothekenbank in Essen AG für das Geschäftsjahr vom 1. Januar 2002 bis zum 31. Dezember 2002 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.
Wir haben unsere Jahresabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt.
Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.
Unsere Prüfung hat zu keinen Einwendungen geführt.
Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar."

Frankfurt am Main, 17. Februar 2003
BDO Deutsche Warentreuhand Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dirk Jäger
Wirtschaftsprüfer

Dorothee Mende
Wirtschaftsprüfer

Der Aufsichtsrat hat die ihm nach Gesetz und Satzung obliegenden Aufgaben wahrgenommen und die Geschäftsführung der Bank laufend überwacht. Er hat sich vom Vorstand in seinen vier Quartalssitzungen und in zahlreichen Einzelbesprechungen über die beabsichtigte Geschäftspolitik, grundsätzliche Fragen der Geschäftsführung, über die Lage und Entwicklung der Bank sowie über bedeutsame Geschäftsvorfälle unterrichten lassen und mit dem Vorstand darüber beraten.

Der Aufsichtsrat hat aus seiner Mitte einen Präsidialausschuss und einen Kreditausschuss gebildet. Der Präsidialausschuss hat im Jahr 2002 dreimal getagt. Im Kreditausschuss wurden in vier Sitzungen u. a. die vorlagepflichtigen Kredite behandelt. Daneben wurden zustimmungsbedürftige Kredite außerhalb von Sitzungen im schriftlichen Umlaufverfahren genehmigt.

Jahresabschluss und Lagebericht für das Geschäftsjahr 2002 sind unter Einbeziehung der Buchführung von der durch die Hauptversammlung als Abschlussprüfer gewählten BDO Deutsche Warentreuhand Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, geprüft und mit dem uneingeschränkten Bestätigungsvermerk versehen worden. Die Jahresabschlussunterlagen, der Lagebericht des Vorstands und die Berichte des Abschlussprüfers wurden allen Aufsichtsratsmitgliedern zeitig vor der Bilanzsitzung zur Verfügung gestellt. Der Abschlussprüfer berichtete dem Aufsichtsrat in der Bilanzsitzung über wesentliche Ergebnisse seiner Prüfung und stand ihm für Fragen zur Verfügung. Der Aufsichtsrat hat von dem Prüfungsergebnis zustimmend Kenntnis genommen.

Nach dem abschließenden Ergebnis der vom Aufsichtsrat vorgenommenen Prüfung des Jahresabschlusses, des Lageberichts und des Vorschlags für die Gewinnverwendung sind Einwendungen nicht zu erheben.

Der Aufsichtsrat hat den vom Vorstand aufgestellten Jahresabschluss gebilligt; er ist damit festgestellt. Mit dem Vorschlag für die Verwendung des Bilanzgewinns ist der Aufsichtsrat einverstanden. Außerdem hat der Vorstand einen Bericht gem. § 312 AktG über die Beziehungen zu verbundenen Unternehmen erstellt und diesen mit dem hierzu von der BDO Deutsche Warentreuhand Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, erstatteten Prüfungsbericht dem Aufsichtsrat vorgelegt.

Der Aufsichtsrat hat den Bericht des Vorstands geprüft. Er stimmt ihm zu, ebenso dem Ergebnis der Prüfung durch den Abschlussprüfer. Dieser hat den Bericht des Vorstands über die Beziehungen zu verbundenen Unternehmen mit folgendem Bestätigungsvermerk versehen:

„Nach unserer pflichtmäßigen Prüfung und Beurteilung bestätigen wir, dass

1. die tatsächlichen Angaben des Berichts richtig sind,
2. bei den im Bericht aufgeführten Rechtsgeschäften die Leistung der Gesellschaft nicht unangemessen hoch war.“

Nach dem abschließenden Ergebnis seiner Prüfung erhebt der Aufsichtsrat keine Einwendungen gegen die Erklärung des Vorstands in seinem Bericht über die Beziehungen zu verbundenen Unternehmen.
Dem Vorstand, den Mitarbeiterinnen und Mitarbeitern spricht der Aufsichtsrat Dank und Anerkennung für die geleistete erfolgreiche Arbeit aus.

Essen, den 13. März 2003

Der Aufsichtsrat

(Vorsitzender)

Zentrale

Essen
Gildehofstraße 1
45127 Essen
Postfach 10 18 61
45018 Essen
Tel.: 02 01/81 35-0
Fax: 02 01/81 35-2 00
Fax Treasury: 02 01/81 35-3 99
Internet: www.essenhyp.com
E-Mail: info@essenhyp.com

Eingetragen unter
HRB Essen Nr. 7083

Geschäftsstellen

Berlin
Bundesallee 28
10717 Berlin
Tel.: 0 30/86 21-3 95

Frankfurt
Westendstraße 19
60325 Frankfurt
Tel.: 0 69/17 20 65

Hamburg
Fleethof – Stadthausbrücke 3
20355 Hamburg
Tel.: 0 40/37 64 47 50
Fax: 0 40/37 64 46 27

München
Romanstraße 43
80639 München
Tel.: 0 89/29 16 17 52
Fax: 0 89/29 16 17 54

Repräsentanzen

Brüssel
Rue de l'Amazone 2
Amazonestraat 2
Bruxelles B-1050 Brussel
Tel.: 00 32/2/5 34 95 95
Fax: 00 32/2/5 34 96 96

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: 00 33/1/42 25 25 30
Fax: 00 33/1/42 25 25 39

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: 00 44/20 76 38 09 52
Fax: 00 44/20 76 38 09 53

Leipzig
Georgiring 1-3
04103 Leipzig
Tel.: 03 41/96 17 36-1/-3
Fax: 03 41/9 60 61 40

Diesem Geschäftsbericht haben wir zwei Broschüren beigelegt:

„In the Spotlight: International Real Estate Projects"
Erstklassige Immobilienprojekte lassen sich weltweit meist nur dann realisieren, wenn passende Kreditgeber gefunden werden. Immer mehr international tätige Investoren, Bauträger und Immobiliengesellschaften setzen auf eine Partnerschaft mit der Essen Hyp, um von unseren maßgeschneiderten Finanzierungen zu profitieren. Über das Know-how unserer Spezialisten informiert Sie unsere Broschüre zum internationalen Immobiliengeschäft.

„Die Blickrichtung entscheidet"
In unserer zweiten Broschüre informieren wir Sie über unser 2002 gegründetes Tochterunternehmen, die Immobilien Expertise GmbH. Die „hyp-zertifizierten" Gutachter der Gesellschaft sind auf die Analyse und Bewertung von Immobilienprojekten und die Erstellung von Verkehrswert- und Beleihungswertgutachten spezialisiert. Die Gesellschaft steht als Dienstleister auch externen Unternehmen und Privatpersonen zur Verfügung.

Sollten die Broschüren in Ihrem Geschäftsbericht fehlen, liefern wir diese gerne nach. Bitte rufen Sie uns an: 02 01/81 35-479. Natürlich können Sie auch die entsprechende pdf-Datei von unseren Internet-Seiten www.essenhyp.com bzw. www.immobilien-expertise.de herunterladen.

Impressum

Herausgeber	Hypothekenbank in Essen AG, Essen
Gestaltung	vE&K Werbeagentur GmbH, Herthastraße 7, Essen
Fotos (außer S. 23)	Tilo Karl, Essen
Druck u. Verarbeitung	REHRMANN PLITT GmbH & Co. KG, Gelsenkirchen

Der Geschäftsbericht liegt auch in englischer Sprache vor.


HYPOTHEKENBANK IN ESSEN AG

In the spotlight: international real estate projects
Sous les projecteurs: les projets immobiliers internationaux



Successful realization of international real estate projects
Des projets immobiliers internationaux à succès

Whether office buildings or shopping malls – major first class real estate projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Tailored and innovative financing structures which aim to ensure maximum planning security are available to you at Hypothekenbank in Essen AG (Essen Hyp).

Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk, which combines the expertise of real estate specialists, financial experts and attorneys with swift decision-making and competitive loan terms. Our customers include leading national investors as well as well-known international borrowers who are active on international, national and regional real estate markets.

Qu'il s'agisse d'immeubles de bureaux ou de centres commerciaux, la rentabilité d'importants projets immobiliers de première qualité dépend aussi du partenaire financier adéquat. Hypothekenbank in Essen AG, en bref Essen Hyp, vous propose des stratégies de financement innovatrices tout en garantissant un maximum de visibilité pour l'avenir.

Au sein de notre équipe des financements internationaux nous avons concentré le savoir-faire de spécialistes en immobilier et en finance, ainsi que de juristes, une réactivité accrue et des conditions financières avantageuses. Parmi notre clientèle, nous comptons des investisseurs nationaux importants et des investisseurs internationaux de renommande agissant au niveau régional, national et mondial.



Borrower specific financing structures
Financements immobiliers taillés sur mesure

We bring in our know-how and expertise to work out innovative financing structures – for existing properties and future investments alike. Our basic terms and conditions, which can be tailored to the specific requirements of each individual borrower, are as follows:

- We can make available loans ranging from 10 million euros to several hundred million euros (or the equivalent in other currencies).
- We offer competitive loan terms.
- We accept terms of up to 10 years or more.
- We offer fixed or floating interest rates.
- We participate in loan syndicates – as arranger or as syndicate partners – but we are also prepared to act as stand-alone lender.
- We are prepared to accept subordinated mortgages in selected cases.

Establishing and maintaining fruitful and long-term business relations is always our main objective. Our team will inform you of our basic decision on your loan application within a few days so that you can put your plans into practice without delay. Having obtained and reviewed all documents needed for decision-making (due diligence) we will issue an irrevocable lending commitment within a period of time agreed with you.

Nous mettons nos capacités d'intervention et notre expérience en service de vos investissements actuels ainsi que vos projets futurs. Nous adaptons à chaque projet sa structure de financement.

- Nous accordons des prêts immobiliers d'un montant compris entre dix millions d'euros et plusieurs centaines de millions d'euros (ou l'équivalent en autres monnaies).
- Vous bénéficiez de conditions financières intéressantes.
- La durée de nos prêts immobiliers peut aller jusqu'à di[illegible] ans et plus.
- Nous appliquons des taux d'intérêt fixes ou variables.
- Essen Hyp peut agir en tant que prêteur unique, en participation ou en syndication.
- Dans des cas particuliers, nous assurons le financement hypothécaire de deuxième rang.

Une collaboration fructueuse et de longe durée a toujours été le but de nos efforts. Afin de vous permettre la mise en œuvre immédiate de vos projets, nous vous communiquerons notre décision de principe dans le plus bref délai. Sur la base de la vérification de tous les documents fournis («due diligence»), nous vous présenterons une offre ferme dans le délai convenu avec vous.



Arc de Seine, Paris, France
This office building, in whose financing Essen Hyp is involved, is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

Arc de Seine, Paris, France
Cet immeuble d'une surface utile de 45.151 m² et achevé en 2001 dans le sud-ouest de Paris fut financé avec des fonds de Essen Hyp.

Morrison Street, Edinburgh, Scotland
'The Exchange' is an up-and-coming office district in the center of Edinburgh. Here Essen Hyp participates in the financing of this administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

Morrison Street, Edimbourg, Écosse
Essen Hyp a cofinancé cet immeuble administratif d'une surface utile de 50.000 m² et achevé en 2001 dans le quartier d'affaires émergeant «The Exchange» au centre d'Edimbourg.





Smart Building, Rosslyn, United States
This building with a total office area of 31,752 sqm and retail units totaling 519 sqm was completed in March 2002. It is located in the Rosslyn office submarket in Arlington County, close to Washington D.C. The construction of the building was partly financed with funds provided by Essen Hyp.

Smart Building, Rosslyn, États-Unis
Inauguré en mars 2002, cet immeuble offre 31.752 m² de bureaux et 519 m² de surface commerciale. Smart Building est situé dans la zone tertiaire de Arlington County près de Washington D.C. Il fut cofinancé par Essen Hyp.



City Point, London, England
With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from a good location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.

City Point, Londres, Angleterre
L'immeuble de bureaux « City Point » avec ses 37 étages compte parmi les deux tours les plus hautes de la City de Londres, profitant par la même d'une bonne situation. Réouvert en 1998, cet actif offre 54.000 m² de bureaux, 4.700 m² de surface commerciale et 8.200 m² de surface commerciale et 8.200 m² d'archives. Essen Hyp a participé à son financement.

Know-how for your international real estate projects
Un esprit d'équipe pour vos projets immobiliers internationaux

The entire financing transaction - from counseling via loan commitment and disbursement to full redemption – will be handled by one particular internal expert who is familiar with all project-specific requirements. In addition to this, our bank has representative offices at the most important international real estate markets.

Besides mortgage lending in Germany our core activity is the granting of loans in Great Britain, France, Belgium, the Netherlands, Switzerland, Spain, the United States and Canada. Our particular focus is on properties that benefit from a good location in major cities. However, we are also prepared to support regional projects.

The properties that interest us most are office buildings, logistics centers and shopping malls that are located in major catchment areas and benefit from low vacancy rates, as well as multi-family residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing.

Du conseil initial, en passant par la signature de l'acte de prêt et le versement des fonds jusqu'au remboursement complet du prêt, votre conseiller individuel de Essen Hyp, qui connaîtra les exigences particulières de votre projet, vous accompagnera dans toutes vos démarches. En plus, Essen Hyp entretient des bureaux de représentation sur les marchés les plus importants du monde.

Outre le financement immobilier en Allemagne, Essen Hyp est active au Royaume-Uni, en France, en Belgique, aux Pays-Bas, en Suisse, en Espagne, aux États-Unis et au Canada. Notre attention est attirée en particulier par des actifs avec un bon emplacement en métropole mais nous sommes également à votre écoute pour vos projets en province.

Notre centre d'intérêt comprend des immeubles de bureaux, des centres logistiques et commerciaux, ayant un faible taux de vacance, dans les zones à forte concentration urbaine, et des projets résidentiels importants ainsi que des actifs existants, entièrement loués à long terme à des locataires renommés.

West Jackson, Chicago, United States
The 'City Loop' is situated in the Central Business District of downtown Chicago, thus benefiting from an excellent location close to the financial center. Here, Essen Hyp participates in the financing of a 22-floor property with a total office area of 129,385 sqm and retail units totaling 3,646 sqm.

West Jackson, Chicago, États-Unis
Cet immeuble de 22 étages offre 129.385 m² de bureaux et 3.646 m² de surface commerciale. Il est situé dans le « City Loop » qui fait partie du quartier central d'affaires de Downtown Chicago et profite de la proximité du quartier financier. Essen Hyp a participé à son financement.



Thomas More Square, London, England
This building complex, which was financed by Essen Hyp, is situated at St. Katherine Docks on the River Thames, between the City and the Docklands. The property offers a total office area of 44,500 sqm, retail units totaling 2,500 sqm and storage space totaling 2,500 sqm.

Thomas More Square, Londres, Angleterre
Situé entre la City et les Docklands, sur le dock St. Catherine, cet ensemble d'immeubles offre 44.500 m² de bureaux, 2.500 m² de surface commerciale et 2.500 m² d'archives. Essen Hyp a mis en place son financement.



Far-sighted financing transactions
Un financement prévoyant

We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Safety, and the question as to whether the risks are calculable over the long-term, are key determinants for our credit decision. This is why we thoroughly analyze the quality of each property, including its location and investment profitability. The question as to whether a property can be used for multiple purposes, together with the cash flows from rental income, are the most important parameters in our project analysis.

Each property to be financed is appraised by our internal experts. We additionally seek the advice of external specialists who have to give evidence of their qualification and experience with the respective type of property.

With a few exceptions, the standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Nous nous considérons comme des spécialistes, garantissant le succès durable de vos projets. Notre engagement assure la rentabilité et la pérennité de votre projet. C'est pourquoi notre décision de crédit est basée sur une évaluation approfondie des risques, de l'état de l'immeuble, son emplacement géographique, la rentabilité du projet et en particulier les possibilités de la recommercialisation en cas de libération de surfaces et la stabilité du cash-flow issu des revenus locatifs.

Chaque actif est évalué par nos experts ou par des spécialistes externes. Selon le type d'actif, nous coopérons avec des spécialistes sur place choisis selon leurs qualifications et leur expérience.

Sauf certaines exceptions, tout prêt sera sécurisé par une hypothèque ou un privilège, par une cession des revenus locatifs, de primes d'assurance et, si nécessaire, d'autres sûretés tel que le nantissement des parts de la société emprunteuse.



Sun Trust International Center, Miami, United States
This 31-floor property, in whose financing Essen Hyp participates as a syndicate partner, is located in the heart of downtown Manhattan and offers a total office area of 38,900 sqm.

Sun Trust International Center, Miami, États-Unis
Cet immeuble de bureaux de 31 étages et de 38.900 m² de surface utile, situé au cœur de Miami, fut cofinancé par Essen Hyp.


SUNTRUST

Long Acre, London, England
In Central London, only a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully modernized by 2003.

Long Acre, Londres, Angleterre
Situé dans le centre de Londres, à quelque pas du célèbre Covent Garden, cet immeuble dispose d'une surface de bureaux de 18.000 m². Sa rénovation sera achevée en 2003. Essen Hyp a participé à son financement.

Milton & Shire, London, England
Built in 1996, this office building is located on the northern edge of the City of London. Essen Hyp arranged the financing of an effective floor area totaling 42,500 sqm, with offices accounting for 39,800 sqm of this figure.

Milton & Shire, Londres, Angleterre
Cet immeuble d'une surface utile de 42.500 m² dont 39.800 m² de bureaux, et construit en 1996 est situé au nord de la City de Londres. Essen Hyp a mis en place son financement.



Your contact partners
Vos interlocuteurs



Hergen Dieckmann has been working in the national – and later also international – lending business for several years, including the management of a number of real estate projects. As Relationship Manager, he maintains close contact with investors and banks. The permanent monitoring of the national and international real estate markets, a key prerequisite for qualified research, is also part of his responsibilities.

Hergen Dieckmann travaille dans le domaine des financements nationaux et internationaux depuis de nombreuses années. Il a accompagné un grand nombre de projets immobiliers. En tant que Relationship Manager de Essen Hyp, il entretient d'étroits contacts avec nos clients investisseurs et nos partenaires bancaires. Il est en outre chargé de l'observation permanente des marchés immobiliers internationaux sur laquelle se basent nos analyses.

Thomas Link has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with external law firms and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.

Thomas Link a travaillé longtemps en tant qu'avocat dans le domaine des financements immobiliers internationaux. Se fondant sur cette expérience il est chargé de l'analyse des projets ainsi que de la supervision de leur réalisation. En tant que Relationship Manager il maintient d'étroits contacts avec nos clients et nos partenaires bancaires ainsi qu'avec nos avocats, notaires et experts externes. Afin d'assurer un déroulement efficace des projets, il joue un rôle d'intermédiaire entre les parties intéressées.



Rainer Polenz has been living and working in London for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep understanding of the UK real estate market. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge of customer relations and product marketing, establishing and maintaining close contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the development of the projects in which Essen Hyp is involved.

Rainer Polenz vit et travaille à Londres depuis plus de vingt ans. En tant qu e directeur de département d'une banque allemande, il a acquis des connaissances approfondies du marché immobilier anglais. En qualité de directeur de notre bureau de représentation à Londres, il est responsable du suivi de notre clientèle et du marketing de nos produits. Il entretient des liens privilégiés avec les banques anglaises et internationales actives sur le marché anglais de l'immobilier professionnel et surveille le déroulement des projets en cours.



Assem El Alami worked as an attorney in Berlin before being employed as an in-house counsel by a German mortgage bank. He made a substantial contribution to the setting up of the bank's international financing business. Having been appointed head of the bank's representative office in Paris, he assumed responsibility for real estate financing in France and Spain. Now with Essen Hyp, he heads our bank's representative office and is our specialist for the French real estate market.

Assem El Alami a travaillé en tant qu'avocat à Berlin avant d'être employé dans le service juridique d'une banque hypothécaire allemande. Il a grandement contribué au lancement des financements internationaux de cette même banque. Nommé directeur du bureau de représentation à Paris il a pris la responsabilité des financements en France et en Espagne. Aujourd'hui, directeur du bureau de représentation de Essen Hyp, il est notre expert du marché français.

Hypothekenbank in Essen AG

Hypothekenbank in Essen AG

Far-sightedness is the basis for the success of Hypothekenbank in Essen AG, whose core activities are public-sector and mortgage lending. Established as a specialist bank in 1987, Essen Hyp soon became one of the leading German mortgage banks. Thanks also to our benchmark Jumbo and Global *Pfandbrief* issues, the German *Pfandbrief*, our key funding instrument, has become an investment vehicle that is highly appreciated on the international capital markets. The key advantages of the *Pfandbrief* are its high level of safety, liquidity, transparency, standardized structures and efficient pricing. Today, the *Pfandbrief* market is one of the world's most important non-government bond markets.

The leading international rating agencies, too, acknowledge the excellent quality of the *Pfandbriefe* issued by Hypothekenbank in Essen AG. Our public-sector *Pfandbriefe* were given the best possible rating, i.e. AAA, by Standard & Poor's and FitchRatings. Moody's also confirms the high level of safety of Essen Hyp's public-sector *Pfandbriefe* by awarding an Aa1 rating.

With a balance sheet total of €71bn as of December 31, 2002, Essen Hyp today ranks amongst the top five German mortgage banks. Our website www.essenhyp.com enables our investors to carry out their individual credit research of our bank. Essen Hyp currently runs representative offices in London, Paris and Brussels. The opening of additional representative offices in New York and other European capitals is planned for the near future.

La prévoyance a toujours été la base du succès de la Hypothekenbank in Essen AG. Fondée en 1987, l'établissement est devenu rapidement une des banque hypothécaires les plus importantes d'Allemagne. L'activité de Essen Hyp repose sur deux piliers: le financement de collectivités locales et les prêts immobiliers hypothécaires. Les Jumbos et les Global *Pfandbriefe* de Essen Hyp ont contribué à développer l'obligation foncière allemande, le *Pfandbrief*, en un investissement fortement apprécié par les marchés financiers internationaux. Grâce à son niveau élevé de fluidité, sa transparence, ses structures standardisées et la fixation efficace des prix, le marché des *Pfandbriefe* est devenu l'un des plus grands marchés des obligations non-étatiques du monde.

Les agences de rating les plus importantes reconnaissent, elles aussi, la qualité de nos *Pfandbriefe*. Standard & Poor's et FitchRatings ont accordé leur meilleur rating, le triple A, à nos *Pfandbriefe* publics. Leur niveau extrêmement élevé de sécurité est également confirmé par le Aa1 rating de Moody's.

Avec un total de bilan de 71 milliards d'euros au 31 décembre 2002, Essen Hyp compte parmi les cinq premières banques hypothécaires d'Allemagne. Notre site internet www.essenhyp.com vous offre de plus amples informations et vous permet d'effectuer vos recherches sur notre qualité. Essen Hyp entretient des bureaux de représentation à Londres, Paris et Bruxelles et nous envisageons d'élargir ce réseau avec des bureaux à New York et dans d'autres métropoles européennes dans un avenir proche.


HYPOTHEKENBANK IN ESSEN AG

Head Office
Siège social

Hypothekenbank in Essen AG
International Property Financing Desk | Service financements internationaux
Gildehofstrasse 1
D-45127 Essen
Tel.: +49 2 01 81 35-4 79 (Hergen Dieckmann)
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Fax: +49 2 01 81 35-2 96
Internet: www.essenhyp.com
E-mail: info@essenhyp.com

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Tel.: +33 1 42 25 25 30 (Assem El Alami)
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Brussels | Bruxelles
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Tel.: +32 2 534 95 95 (Jörn Kronenwerth)
Fax: +32 2 534 96 96
E-mail: joern.kronenwerth@belgium.messefrankfurt.com

Die Blickrichtung entscheidet


IMMOBILIEN
EXPERTISE
BR3
BR2
UNIT 2

2



„Um klar zu sehen, genügt oft ein Wechsel der Blickrichtung."

Antoine de Saint-Exupéry

Wein-Experten stellen hohe Ansprüche an die Qualität eines Weines. Doch nicht der Blickwinkel dieser Kritiker ist der Maßstab für die Größe eines Weines, sondern das Können und die Weitsicht des Winzers: Die Wahl des Weinberges, die Analyse des Bodens und schließlich die perfekte Rebzüchtung bereiten vor, was erst Jahre später in einem ausgezeichneten Wein vollendet wird.

Genau wie für den Winzer sind auch für uns fundiertes Wissen, Know-how und Erfahrung die Basis für richtige Entscheidungen. Die Immobilien Expertise GmbH wurde von Spezialisten gegründet, die über viele Jahre im Bankwesen Erfahrung in der Bewertung von Immobilien gesammelt haben. Wir stellen unser Können in Ihren Dienst, damit Sie eine Grundlage für Ihre Entscheidung für erfolgreiche und zukunftssichere Immobiliengeschäfte haben. Als erster Ansprechpartner für Investoren und Kreditprofis arbeiten wir mit Analyse- und Bewertungsmethoden, die Benchmark-Charakter besitzen: Maßstab ist für uns nicht der Status quo, sondern die Wertbeständigkeit der Immobilie. Chancen und Risiken von Bauprojekten bewerten wir mit der Weitsicht des Bankers.


Analysen, mit

Profunde Kenntnisse über ein Objekt sind die Grundlage für sachgerechte Bewertungen und Entscheidungen. Unsere Objektanalysen sagen Ihnen, was Sie wissen müssen. Umfassend und detailliert. Im Einzelnen:

Machbarkeitsprüfung In Ihrem Auftrag kontrollieren wir, ob innovative Projekte und Businesspläne unter wirtschaftlichen Gesichtspunkten realisiert werden können. Dazu prüfen wir die Ihnen vorgelegten Kosten-Nutzen-Rechnungen auf ihre Belastbarkeit.

Standortanalyse Wir untersuchen intensiv den Standort und prüfen, ob das Grundstück den notwendigen Anforderungen gerecht wird – von der Infrastruktur über die Versorgung bis hin zur verkehrstechnischen Erschließung.

denen Sie richtig entscheiden

Vulkanböden speichern die Wärme der Sonne und lassen feurige Weine wachsen. Auf dunklen, mineralhaltigen Schieferböden gedeihen pikante, spritzige Rebsäfte. Hingegen bringt der fruchtbare Lößboden bukettreiche Tropfen hervor. Da nährstoffreiche Lehmböden gute Wasserspeicher sind, werden die Weine mild und säurearm. Mit kriminalistischem Spürsinn analysieren Winzer, auf welchem Wingert eine spezielle Rebsorte das beste Ergebnis liefert.



Marktanalyse Von uns erfahren Sie, welche Chancen das Umfeld für ein neues Projekt bietet und zu welchen Bedingungen geschaffene Flächen erfolgreich vermietet oder verkauft werden können.

Konkurrenzanalyse Eine genaue Betrachtung des Umfeldes zeigt, ob sich eine Idee durchsetzen und welche Märkte sie erschließen kann und wie sich Mitbewerber in den letzten Jahren entwickelt haben. Alle Vor- und Nachteile für Sie schwarz auf weiß.

Gebäudeanalyse Eine zu Stein gewordene Idee lässt sich schwerlich wieder ändern. Gleich ob Mehrfamilienhaus oder Einkaufszentrum – jede Immobilie muss einen umfassenden speziellen Anforderungskatalog erfüllen. Welche Anforderungen an Architektur, Bauqualität, Flächeneffizienz und Funktionalität werden an ein Bürogebäude gestellt? Welchen Ansprüchen muss ein Einkaufszentrum gerecht werden? Wir checken die wertbestimmenden Merkmale eines Gebäudes und bewerten seine nachhaltigen Marktchancen.


Bewertungen

Immobilien sind dynamisch. Deshalb bieten wir Ihnen umfassende, vorausschauende und für Kredit- und Immobilienprofis schnell erfassbare Risikobewertungen. Ob der Startschuss für ein Projekt fällt, darüber entscheiden letztendlich Sie. Mit unseren Analysen liefern wir Ihnen Informationen, die Ihnen die richtige Entscheidung erleichtern.

Objektratings Gerade vor dem Hintergrund von „Basel II" wird das Objektrating für Banken an Bedeutung gewinnen. Unser Ziel ist es, Sie bei der Definition Ihres Objektratings zu unterstützen. In verschiedenen Projektgruppen des Bankgewerbes arbeiten wir aktiv an neuen Lösungsvorschlägen mit.

Marktwertermittlung/Market Value Ob Mehrfamilienhaus, Hotel, Industriebau oder



Die Wahl des richtigen Zeitpunkts für die Weinlese erfordert Sorgfalt. Liegt er zu früh, leidet die Qualität des Jahrgangs – bleiben die Trauben zu lange am Rebstock, droht der Verlust der Früchte. Die Traubenernte ist gesetzlich geregelt, um den Winzern Sicherheit zu bieten: Anhand von Witterung, Rebsorte und Standort definieren Leseausschüsse den besten Reifegrad. Hilfsmittel zur Bewertung ist die Mostwaage, die in Oechslegraden den Gehalt von Trauben- und Fruchtzucker misst.



die Sicherheit geben

Shoppingcenter – unsere Gutachter werden für alle größeren Projekte aktiv. Unser Schwerpunkt sind Gewerbeimmobilien im In- und Ausland. Für die Marktwertermittlung berücksichtigen wir allgemeines mikro- und makroökonomisches Zahlenmaterial genauso wie die Besonderheiten eines Objektes.

Beleihungswertermittlung/Mortgage Lending Value Zentraler Bestandteil der Entscheidung über die Kreditvergabe ist neben dem aktuellen Marktwert der Beleihungswert. Seine Berechnung erfordert die umfassende Kenntnis des Objektes sowie seiner Chancen für die Zukunft, da langfristige Sicherheit gewährleistet sein muss. Unsere Gutachten stellen den Wert in den Kontext vergangener und zukünftiger Immobilienmarktzyklen.



Prüfungen und Berichte,

Mit der Immobilien Expertise GmbH steht Ihnen ein Partner zur Seite, der Ihnen das vollständige Leistungsspektrum in allen Fragen der Immobilienbewertung bietet. Parallel zu unseren Analysen und Bewertungen übernehmen wir für Sie folgende Aufgaben:

Prüfung von Fremdgutachten Als Kreditentscheider sollten Sie auf „Nummer sicher" gehen. Wir prüfen für Sie Gutachten, die Ihnen von Ihren Kunden überreicht wurden, auch mit dem kritischen Blick eines Bankexperten. Wir rechnen zum Beispiel geplante Baukosten gegen und kontrollieren die Verkaufsanalyse.

Besichtigungsberichte Der erste Eindruck kann uns nicht täuschen. Als zertifizierte Immobiliensachverständige nehmen wir Ob-

auf die Sie sich verlassen können



Viele Spitzenweine werden 6 bis 18 Monate im Barrique ausgebaut. Durch die Lagerung in 225-Liter-Fässern aus Eichenholz gewinnen sie ein strahlendes Aroma, da Gerbstoffe des Holzes in den Wein übergehen. Ein komplizierter Prozess: Der Kellermeister variiert Rebsorten, testet Eichenhölzer und verändert den Grad des Ausbrennens der Fässer. Ihm obliegt die stete Prüfung der Weine, um optimale Ergebnisse zu erreichen. Erst dann entstehen große Weine, bei denen alle Komponenten exakt harmonieren.

jekte unter die Lupe – und berichten über alle aus „Ihrer" Sicht relevanten Informationen.

Bautenstandsberichte Bevor Raten eines Kredites ausgezahlt werden, prüfen wir in Ihrem Auftrag, ob die Entwicklung eines Projektes die vereinbarten Fortschritte gemacht hat.

Unsere Qualitätsgarantie ist die Blickrichtung Immobilien gleichermaßen mit den Augen des Bausachverständigen und denen eines Kreditprofis zu begutachten – das verstehen wir unter Spezialistentum. Unsere Analyse- und Bewertungsmethoden haben ihren Ursprung in der Erfahrung. Gleichermaßen profitieren Sie davon, dass sich die Immobilien Expertise GmbH in Gremien und Arbeitskreisen engagiert, in denen die Entwicklung von Bewertungsparametern für die Risikoabschätzung vorangetrieben wird. Für uns gehört das zum Selbstverständnis, damit Sie immer auf die aktuellen Standards zugreifen können.

Partner für Ihre Kreditentscheidung. Know-how, das Vertrauen schafft. Zuverlässige Immobilienbewertungen setzen umfassendes Wissen voraus. Deshalb sind unsere Mitarbeiter nach DIN EN 45013 durch die Hyp Zert GmbH sowohl für Beleihungswert- als auch für Marktwertermittlung zertifiziert. Gesellschafter der Hyp Zert sind die Spitzenverbände des deutschen Bankgewerbes. Diese Gütesiegel sind die Grundlage für die Entwicklung aussagekräftiger Bewertungssystematiken. Unser Erfolg ist Ihre richtige Entscheidung. Deshalb ist bei uns die Geschäftsführung Ihr erster Ansprechpartner.

„Wir liefern transparente Immobilienanalysen, damit Sie Entscheidungen treffen können, die Zukunft haben."



Dipl.-Ing. Claus Marcinek ist seit mehr als 15 Jahren für mehrere deutsche Hypothekenbanken als Immobiliensachverständiger tätig gewesen. Er begleitete große Bauprojekte innerhalb Deutschlands genauso wie im europäischen Ausland. Als Mitglied des Ausschusses für Bewertungsfragen des Verbandes deutscher Hypothekenbanken (VDH) wirkt er mit an der Entwicklung der zukünftigen Qualitätsstandards in der Immobilienbewertung.

„Vorausschauend Chancen



Dipl.-Ing. Kurt Müller stieg 1997 bei der Hypothekenbank in Essen AG als Immobiliensachverständiger ein und betreute dort die Bewertungsprozesse großer Bauvorhaben in diversen europäischen Ländern. Auf der Basis dieser Erfahrungen zählt er zu den Gründern der Immobilien Expertise GmbH.

und Risiken zu bewerten – das bietet Investoren
und Finanzierern die notwendige Sicherheit in ihrer Arbeit.
Und dafür stehen wir mit unserem Können."

Immobilien Expertise GmbH | Gildehofstraße 1 | 45127 Essen | Tel +49 (0) 201/8135-440 | Fax +49 (0) 201/8135-168


IMMOBILIEN
EXPERTISE

„Die Gutachter mit der Weitsicht eines Bankers. Rufen Sie uns an.
Wir freuen uns auf neue Partnerschaften für erfolgreiche Immobilienfinanzierungen."



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Ratings and Analyses

Ratings	S & P	Moody's	Fitch
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	BBB+ (outlook negative)	A2 (outlook stable)	A- (outlook stable)
Short-term counterparty rating	A-2	P-1	F2
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

- Standard & Poor's — Recent rating analysis as of Feb 07, 2002, ratings as of Oct 08, 2002.
- Moody's — Rating analysis as of June 2002.
- Fitch — Extract; the complete report can be obtained from Fitch.

(Acrobat Reader required. Download Acrobat Reader ®)

Economic Growth and Interest Rate Outlook for the United States, Euro Area, Japan 2002/2003

» United States
» Euro Area
» Japan

Economic Growth and Interest Rate Outlook for the United States 2002/2003

Economic Growth

No doom and gloom - it's full steam ahead!

Once again, the U.S. economy did better than was forecasted by economists of investment banks and research institutes. According to the December 2001 Bloomberg economic survey, the U.S. GDP was projected to contract by 1.4% in the fourth quarter of 2001 and by 0.1% in the first quarter of 2002 (annualized rates). In fact, however, the U.S. economy grew by 1.7% and 6.1% in the two quarters referred to above. In light of this better-than-expected economic news, the investment banks and research institutes surveyed by the British company "Consensus Forecasts" were bound to revise upwards their growth forecast for the year 2002 as a whole from 0.7% in November 2001 to 2.7% in June 2002. At the same time, warnings that the economy might head for a double dip, in the headlines for months, have become less frequent in recent times [1]. Nevertheless, capital and money market participants still seem to doubt the sustainability of the present economic recovery. What other explanation could there be for the U.S. stock market malaise, falling bond market yields and the downward pressure on the dollar's external value? Bruce Steinberg, Chief Economist at Merrill Lynch hit the nail on the head when describing the situation: "The economy and the financial markets remain in parallel universes."

According to some capital market players the fact that the 2001 recession was comparatively mild necessarily implies a restrained recovery of the U.S. economy. In contrast to this, however, an analysis by two economists from the Federal Reserve Bank of St. Louis came to the conclusion that there is no significant correlation between the severity of a recession and the strength of the subsequent economic recovery [2]. The average GDP growth rate during an economic upturn - this being defined as the four consecutive quarters after the economy has bottomed out - hit as much as 7.5% after Word War II [3]. Against this background, even the growth forecast of Merrill Lynch, currently the most optimistic U.S. investment bank, which expects economic activity to move up by 4% in each of the three coming quarters [4], has to be regarded as moderate.

Other pessimists evoke a credit crunch scenario, referring to the allegedly high debt levels of U.S. companies and consumers. However interest payments from non-financial U.S. companies (measured by their cash flow) stayed slightly below the long-term average at the beginning of this year. In contrast to this, the consumers' interest burden has indeed reached a historic peak. During the first quarter of 2002 debt service payments for consumer and mortgage loans stood at 14.1% of the disposable personal income - thus nearly hitting the record level seen in the last quarter of 1986. However, at that time this did not at all hamper the consumers' spending spree. In the two subsequent years, i.e. 1987 and 1988, private consumption grew by 3.0% and 4.3% respectively. Besides, in its July 2001 Monthly Bulletin the Federal Reserve mentioned two further reasons, which put the consumer debt levels into perspective [5]. Firstly, the percentage of families who own their home increased from 63.9% at the beginning of 1991 to 67.5% at the beginning of 2001. Thus, rent payments were basically converted into the repayment of home mortgages. Furthermore, the increased use of credit cards for transaction purposes automatically entails higher

average debt levels, even if credit card balances are fully settled when due. Furthermore, economic pessimists often disregard the fact that the consumers' net assets continue to exceed their personal disposable income by five times, despite the dismal stock market situation. This is not least due to the sharp advance in home prices. The fact that a worrying increase of delinquency rates on consumer loans at U.S. commercial banks is not observable further corroborates our argumentation.

Indeed, at 2.7% in the first quarter of 2002, the percentage of delinquent loans in the total loan volume was historically low. In the light of the brightening economic prospects, the reluctance of commercial banks to grant new loans, and corporate loans in particular, has started to ebb away. In addition to this, the fact that the yield spread between corporate bonds with a BAA rating and long-term government bonds has basically remained unchanged for two years indicates that U.S. companies do not meet with major obstacles when tapping the capital markets, with the exception of the Commercial Paper market. And, last but not least, the anticipated sharp rise in corporate profits will leave more scope for an internal funding of corporate investment. Consequently the question why the alleged over-indebtedness in the United States might cause a credit crunch in an economic recovery of all scenarios remains unanswered. And, even more, when looking at the data on private household debt levels in the G7 countries, which were published by the OECD, this credit crunch would sooner materialize in Germany than in the United States. [6]

Against this background, we continue to believe that economic recovery is under way. Our optimistic stance is buttressed by the following arguments:

- First of all, the rebound in inventory investment has to be mentioned. In the first quarter of 2002, inventory investment contributed more than three percentage points to U.S. GDP growth, while it had weighed on the GDP growth rate during the six preceding quarters. In 2001, inventory liquidations had reduced GDP growth by 1.2 percentage points. So now the opposite effect can be expected, with restocking bolstering economic growth during several quarters as from 2002. Contrary to the forecasts by the double dippers there is no reason to fear that the U.S. economy might slide back into recession after the completion of these inventory adjustments. Production for restocking purposes generates income, which in turn will create additional potential for final domestic demand. When looking at post-World War II developments, a renewed GDP contraction resulting from a lack in final demand materialized only ever once, i.e. during the 1973-75 recession. Given that the total number of complete recessions during this period came to nine, the double dip scenario is an exception rather than the rule.

- There will be a sharp increase in public spending as the U.S. government plans to significantly raise defense expenditures.

- The reduction of personal income tax, a prolongation of the entitlement to unemployment benefits, higher tax refunds, low interest rates on consumer loans, falling energy prices and rising home prices provide a powerful stimulus to private consumption. These factors have assisted in moving consumer spending up by an annualized rate of 3.3% in the first quarter of 2002, even though auto sales saw a decline. Over the coming quarters, private consumption will be bolstered by an increase in the total volume of wage payments. Higher employment levels will more than compensate the decelerating growth rate of wages per hour. Another argument in favor of robust consumer spending is the fact that real estate markets continue to prosper thanks to low mortgage loan rates. This, in turn, is set to stimulate demand for housing-related items.

- Exports will benefit from brightening global economic prospects and the weaker U.S. dollar.

- Corporate investment, which has often been considered as the problem child of the U.S. upturn, is set to regain momentum in the coming quarters. First of all, investment in information technology soared by an annualized rate of 8.6% as early as in the first quarter of this year. The overall decline in private fixed investment was mostly due to sluggish investment in structures -a segment which tends to lag behind the economic cycle. Secondly, in view of the short depreciation periods, the double-digit increase in investment in equipment and software in 1998 and 1999 gives reason to expect that the equipment bought at that time will be replaced in the course of this and the next year. Furthermore, in the wake of the slump in investment activity in 2001, the share of investment in equipment and software in the overall GDP has been on the decline and currently stands at the level of year-end 1998. It can thus be assumed that most of the investment bubble has vanished by now. Thirdly, the positive development of corporate profits, which we regard by far as the most important determinant for investment-decisions, will even further fuel investment activity. NIPA profits after tax exceeded the previous year's level by as much as 11% in the first quarter of this year. Thanks to the impressive increase in labor productivity during the last two quarters and a less pronounced increase in wages per hour, U.S. companies succeeded in bringing down unit labor costs [7]. This leads to a widening of profit margins even in an environment that is characterized by price stability. Unit labor costs are set to drop even further, given that the acceleration in productivity, partially cyclical, will continue in the coming quarters, and that the dismal labor market situation in 2001 will have retarding effects on this year's wage development. As a result profit margins will widen even further. Combined with the cyclical move-up in sales this development will translate into soaring corporate profits.

Taking all these factors into account, we expect the U.S. economy to grow by 2.9% in 2002 and 3.9% in 2003.

Development of Consumer Prices

Inflation risks are not in sight

Due to falling energy prices the year-on-year growth rate of the consumer price index fell from 3.7% at the beginning of the year to a low of 1.1% in February 2002. In May, inflation stood at 1.2%. Core inflation hovered around 2.6% in the period under review and came to 2.5% in May.

We forecast that the year-on-year change rate of the consumer price index will exceed the 2% mark due to base effects in the final quarter of this year. However, inflation is again expected to fall below this mark in 2003. Historical developments corroborate this forecast: after World War II inflation has always decelerated after a recession (except from the 1949 contraction). The economic reason for this phenomenon is the fact that during an economic upturn, labor productivity gains momentum for cyclical reasons, which, in turn, brings down unit labor costs. We do not see any reason why the current inflation development should deviate from this historical pattern, given the substantial under-utilization of capacities in the industrial sector and the economy as a whole, and the fact that unit labor costs were on the decline for the second quarter in succession. According to economic surveys by several research institutes in the United States, U.S. companies have been reporting higher input costs for several months. However, from our point of view, these price increase at the early stages of the production chain point to an economic recovery rather than to inflation risks. In 1994 a much sharper increase in prices at the early stages of the production chain did not

result in any significant upward pressures on consumer prices. In its most recent Beige Book, the Federal Reserve comes to a similar conclusion: "New York and Dallas reported that manufacturers generally were not able to pass along higher input costs." [8]

Key Interest Rates

No interest rate hikes before November 2002

After its latest meeting on June 26, 2002 the Federal Reserve Open Market Committee (FOMC) announced that it considered the risks to achieving its long-term objectives, i.e. sustainable economic growth and price stability, as being balanced. Against the background of the ailing U.S. stock markets, which mirror the wide spread uncertainty, the FOMC is expected to maintain its neutral stance at its forthcoming meeting in August 2002, despite the clear signs of an economic upturn. The fact that there are no inflation risks at the consumer price level makes the decision to postpone the return to a tighter monetary policy all the easier. We expect that the Fed will allude to forthcoming interest rate hikes after the September FOMC meeting by indicating its "bias to tighten". These interest rate hikes will then be effected in November 2002. The main argument for raising key interest rates in autumn 2002 is the fact that, at a federal funds target rate of no more than 1.75%, U.S. monetary policy is extremely accommodative. In real terms, key interest rates stand between +0.75% and -0.75%, depending on the parameters applied in the calculation. The current level of real interest rates thus provides a powerful monetary stimulus to the U.S. economy whose potential growth comes to around 3.5% per year according to our estimates. Furthermore, the ISM Manufacturing and Non-Manufacturing Indices, to which the Federal Reserve attaches particular importance, showed that the U.S. economy turned onto a clearly expansionary path in May. Nevertheless, according to the minutes of the March FOMC meeting, the Federal Reserve has, in view of the current economic situation, decided to continue to keep a close eye on corporate investment: "Once the ongoing inventory correction was completed, however, it was not clear to what extent final demand in key sectors of the economy, notably business capital investment, would provide support for further economic growth." [9] However, as we expect a rebound in investment activity - and this can already be seen from the development of orders for capital goods (without defense) - the concerns of the FOMC with regard to corporate investment are set to dwindle in the coming months.

Despite our positive growth scenario, we do not expect the output gap to be closed before year-end 2003. As a result, immediate inflation risks are not in sight, which enables the Federal Reserve to implement interest rate hikes in small steps. Against this background, we forecast that the federal funds target rate will attain 2.25% at year-end 2002 and 4.25% at year-end 2003. Despite this forecasted massive monetary tightening, the Federal Reserve is still set to pursue a slightly expansionary monetary policy at year-end 2003.

Bond Market Trends

Sustainable economic recovery - yields will hit 6.0% in spring 2003

The flood of positive economic news at first, not surprisingly, fuelled the development of long-term government bond yields. Yields for 10-year U.S. Treasury notes increased from 4.1% at the beginning of November 2001 to more than 5.4% in the second half of March 2002. Since then, however, yields have been on the decline. At the end of June 2002, effective yields for 10-year government bonds dropped below 4.8%. The U.S. bond markets benefited from the persistent Wall Street malaise and economic

crises in a number of emerging market countries. The sentiment amongst stock market participants was hurt by a number of factors. First of all, as a result of the Enron and WorldCom disasters, investors have become increasingly concerned about the reliability of the accounting and reporting practices of U.S. companies. Secondly, the objectivity of analysts was under fire after it has been revealed that an important U.S. investment bank had issued certain buy recommendations to serve its own interests. Thirdly, in view of the geopolitical tensions there is a threat of military action, which could result in soaring crude oil prices. And finally, a number of capital market players still seem to be concerned that the economy will return onto a downward path - or even slide back into recession - once the stimulus from inventory restocking has tapered off.

However, the uncertainty which currently dominates the markets and which is partly mirrored in the sharp increase in gold prices, is set to dwindle once the forecasted economic recovery continues to gain ground. With an interest rate hike by the Federal Reserve, which we expect for November 2002, the economic upturn will be "officially acknowledged". As a result, the trailing price/earnings ratios of U.S. stocks will be brought back to a more reasonable level as soon as the companies that are listed in the S&P 500 Index report the double-digit increase in corporate profits per share, as forecasted by us. Furthermore, during the past 10 years, the annual growth rate of earnings per share on average exceeded the corresponding growth rate of corporate profits after tax in the national income and product accounts by less than one percentage point. This shows that the alleged misrepresentation of the earnings situation of U.S. companies who report their results in accordance with US-GAAP cannot be too significant. We therefore expect that the forecasted recovery of the U.S. stock markets will result in the restructuring of portfolios to the disadvantage of bonds. This development will be pushed by the current real yield for 10-year government bonds, which, at 2.5% [10], is extremely low in a scenario of an economic upturn. In addition to this there is the possibility that worries over inflation, albeit unjustified, might once more grip the markets during the continuing economic upturn. However, unlike in 1994, the upward movement in prices at the early stages of the production chain, as evidenced by several economic surveys, has not yet triggered inflation fears on the capital markets. We therefore expect 10-year U.S. Treasuries to yield 6.0% in spring 2003.

Essen, June 28, 2002
Dirk Chlench, Tel: +49 201 8135-442

1. See: Dirk Chlench, "Don't bet on a double dip in the United States", January/February 2002, http://www.essenhyp.com/investors/heads.cfat.html
2. See: Kevin L. Kliesen and Daniel L. Thornton, "Does a mild recession imply a weak recovery?", April 2002, National Economic Trends, Federal Reserve Bank of St. Louis
3. See: Kevin L. Kliesen, "Full Steam Ahead?", April 2002, The Regional Economist, p. 19, Federal Reserve Bank of St. Louis
4. See: Bruce Steinberg, "Forecast Addendum", 31 May 2002, Merrill Lynch
5. See: Federal Reserve Bulletin, "The U.S. Flow of Funds Accounts and their Uses", July 2001, p. 434f.
6. See: OECD Outlook, Volume 2001/2, No. 70, December, p. 261
7. See VI. Current Developments
8. See: The Beige Book, Summary, June 2002, http://www.federalreserve.gov/FOMC/BeigeBook/2002/20020612/Default.htm
9. See: http://www.federalreserve.gov/fomc/MINUTES/20020319.HTM
10. deflated by the year-on-year change rate of the consumer price index less energy and food

Interest Rate Forecast

Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: 0049 201 8135 442 or e-mail to: Dirk.Chlench@essenhyp.com

- Forecast meeting Nov 6, 2002
- Forecast meeting Aug 19, 2002
- Forecast meeting May 14, 2002
- Forecast meeting Feb 07, 2002
- Forecast meeting Oct 01, 2001
- Forecast meeting Jun 19, 2001
- Forecast meeting Jan 24, 2001
- Forecast meeting Nov 22, 2000
- Forecast meeting Sep 14, 2000
- Forecast meeting Jul 18, 2000
- Forecast meeting May 16, 2000

Investor relations

Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics in a bimonthly manner. The attached economic charts illustrate our findings. We monitor economic and financial developments in the USA, the euro area and Japan. If you have any comments or questions, please call:
Dirk Chlench, +49 201 8135 442 or mail to: Dirk.Chlench@essenhyp.com

Articles in 2003

- USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003? January/February 2003

Articles in 2002

- USA: The last ray of hope for the world economy November/December, 2002
- Germany: From powerhouse to poorhouse of Western Europe? September/October, 2002
- USA: The U.S. consumers are well alive and kicking! July/August, 2002
- World:Real interest rates and funding conditions May/June 2002
- Euro area: Markets will once again beat economists on ECB rates! March/April 2002
- USA: Don't bet on a double dip in the United States! January/February 2002

Articles in 2001

- World: Will the New Economy Continue? November/December 2001
- USA: We definitely continue to believe in a V-shaped recovery September/Oktober 2001
- Germany: Searching for the trough of the business cycle July/August 2001
- USA: The most recent rise in bond prices is just a pause in a bear market May/June 2001
- Japan: A brief review of the recent BOJ monetary policy March/April 2001
- USA: U.S. economic slowdown will only lead to a short-term dollar weakening January/February 2001

Articles in 2000

- Euro area: "New Economy" in the euro area will lead to a Euro rebound November/December 2000
- Japan: Will the Recovery result in an ongoing strong expansion? September/October 2000
- USA: A flexible labor market is the key issue for a bull market. July/August 2000
- Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market ? May/June 2000
- USA: Overvalued US stock market - so what? March/April 2000
- Germany: The return of inflation? January/February 2000

Articles in 1999

- World: The role of asset prices in US Fed and ESCB monetary policy December 99
- World: Some Thoughts on the 'liquidity' argument November 1999
- USA: Inflation-led interest rate fears - and rightly so? October 1999
- USA: Don't stay long in bonds September 1999
- Euro area: A review of the first six months of the euro currency August 1999
- USA: Do we get a bear market like in 1994 ? July 1999
- USA: Real Wages versus Unemployment Rate June 1999
- Germany: Consumer Price Inflation Forecast for 1999/2000 May 1999
- Euro Area: Implied inflation expectations April 1999
- Euro Area: Real 3-month interest rates March 1999
- USA: Personal savings rate February 1999

Investor relations

Roadshows

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

Our latest roadshow presentation "Economic and Interest Rate Outlook"
is available for download here.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our Glossary.

Business progress of Hypothekenbank in Essen AG

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	1987	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Claims outstanding:											
Mortgage loans	108	1,363	1,331	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003
Public-sector loans	603	6,607	7,409	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841
Bonds and notes **)	31	461	589	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349
Other claims	0	377	460	491	174	461	672	888	1,591	2,415	2,703
Bonds and notes issued:											
Mortgage *Pfandbriefe*	39	867	917	869	977	1,176	1,219	1,087	1,078	1,272	1,305
Public-sector *Pfandbriefe*	819	6,436	8,007	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519
Other bonds and notes / other liabilities	0	1,136	1,103	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182
New lending commitments:											
Mortgage loans	135	548	289	166	329	427	266	415	574	1,216	1,366
Public-sector loans	875	2,243	2,492	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297
Bonds and notes**)	31	161	177	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632
Capital and reserves:											
Subscribed capital and reserves***)	41	126	141	157	260	265	311	377	454	426	554
Profit-sharing capital	0	15	31	36	54	54	129	187	243	255	279
Subordinated liabilities	0	0	33	33	130	130	155	189	244	244	298
Balance-sheet total:	1,103	8,670	10,336	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553
Net interest and commission income:	5.0	27.6	35.9	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9
General operating expenses:											
Personnel expenses	0.8	4.9	4.5	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6
Other administrative expenses	0.7	2.6	2.4	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5
Depreciation on and value adjustments to intangible and fixed assets	0.1	3.2	3.4	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4
Operating result:	5.1	18.7	36.3	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1
Net income for the year:	3.1	10.9	17.3	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3
Allocation to revenue reserves:	3.1	3.6	5.1	0	5.1	5.1	15.3	25.6	33.2	0	0.0
Total distribution:	0.0	7.4	12.2	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3

Notes:*) up to 1991 acc. to old accounting regulations

**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.

***) after deduction of unpaid capital subscriptions in 1993

Credit Research

Overview

Public-sector Loans

Breakdown of public-sector cover pool
- by rating
- by borrowers and regions
- by countries
- by risk weighting
- derivatives serving as cover

Cover pool at market value
- Development/ Stress scenario

- **Surplus cover**

Breakdown of new lending commitments
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Risk Management

- Risk Report
- Value at risk
- Worst case scenario
- Interest rate risk
- Grundsatz I
- Grundsatz II

Non-cover Loans

Breakdown of non-cover loans (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Breakdown of new lending commitments (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

- **Investment of available funds**

Derivatives

- Counterparty ratings
- Yield curve distribution

Ratings

- Overview of ratings

Code of Conduct

- Outline

Mortgage Loans

Breakdown of mortgage portfolio
- domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV
- derivatives serving as cover

Cover pool at market value
- Development/ Stress scenario

- **Surplus cover**

Breakdown of non-cover loans
- Loans with a LTV > 60%

Breakdown of new lending commitments
- domestic loans by type of property, region and LTV
- foreign loans by type of property, country and LTV

All figures are updated periodically (see Overview of updates).

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Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch 28.02.2003

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	20,875	41.71
AA+ / Aa1 / AA+	7,470	14.93
AA / Aa2 / AA	6,889	13.77
AA- / Aa3 / AA-	3,270	6.53
A+/A1/A+	938	1.87
A / A2/ A	308	0.62
A- / A3 / A-	519	1.04
BBB+ / Baa1 / BBB+	212	0.42
BBB- / Ba3 / BBB-	50	0.10
Without rating *	9,512	19.01
Total	**50,043**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	4,492	8.98
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	4,447	8.88
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	573	1.15
Total	**9,512**	**19.01**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 50,043m

Information as permitted
by banking confidentiality. **28.02.2003**

Please click on the different parts of the pie chart for further information.


31.71%
Public-sector banks, Private banks and saving banks
Loans within the EU
11.05%
8.88%
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities
48.36%
Federal Government's Special Fund

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	24,199	48.36
Public-sector banks and saving banks	15,868	31.71
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,447	8.88
Loans within the EU	5,529	11,05
Total	**50,043**	**100.00**

Public-sector loans

Breakdown of cover pool by countries

		28.02.2003
by countries	in Euro m	in %
Austria	867	1.73
Belgium	315	0.63
EU Institutions	127	0.25
Finland	51	0.10
France	511	1.02
Germany	44,515	88.96
Greece	50	0.10
Italy	955	1.91
Portugal	345	0.69
Spain	772	1.54
Sweden	118	0.24
The Netherlands	144	0.29
The United States*	127	0.25
Other	1,146	2.29
Total	**50,043**	**100.00**

* U.S. subsidiary of the German Reconstruction Loan Corporation (KfW), whose obligations are fully guaranteed by the KfW.

Public-sector loans

Breakdown of cover pool by risk weighting

Risk weighting	in Euro m	in %
		28.02.2003
0%	32,152	64.25
10%	6,772	13,53
20%	11,119	22.22
100%	0	0.00
Total	**50,043**	**100.00**

Public-sector loans

Public-sector cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

Date	Nominal Derivatives	Market Value Derivatives
28/02/2002	111.52	-8.22
31/01/2003	111.52	-7.86
31/12/2002	111.52	-8.94
30/11/2002	111.52	-8.23
31/10/2002	111.52	-8.23
30/09/2002	111.52	-8.58

Public-Sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (cover pool) with interest rate changes		Market value (Public-Sector *Pfandbrief*)	Market value (Public-Sector *Pfandbrief*) with interest rate changes		Surplus cover		
		+100 BP	-100 BP		+100 BP	-100 BP	+100 BP	0 BP	-100 BP
28.02.2003	53,739.77	50,724.32	56,755.22	50,410.17	49,083.55	51,736.79	1,640.77	3,329.59	5,018.42
31.01.2003	53,959.98	50,917.07	57,002.89	50,445.44	49,148.05	51,742.83	1,769.02	3,514.55	5,260.06

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Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
28/02/2003	48,817.68	50,043.07	1,225.39	2.5	215.30	0.4	3.0
31/01/2003	49,152.92	50,365.79	1,212.87	2.5	219.0	0.4	2.9
31/12/2002	49,353.27	50,477.31	1,124.04	2.3	105.60	0.2	2.5
30/11/2002	49,272.87	50,275.99	1,003.12	2.0	175.50	0.4	2.4
31/10/2002	50,137.76	51,380.30	1,242.54	2.5	56.60	0.1	2.6
30/09/2002	51,635.61	52,759.97	1,124.36	2.2	194.00	0.4	2.6
31/08/2002	51,754.18	52,615.60	861.42	1.7	93.70	0.2	1.8
31/07/2002	51,926.88	53,197.72	1,270.84	2.4	521.96	1.0	3.5
30/06/2002	53,120.45	54,343.48	1,223.03	2.3	190.28	0.4	2.7
31/05/2002	52,129.00	52,928.70	799.70	1.5	333.40	0.6	2.2
30/04/2002	52,193.89	53,370.18	1,176.29	2.3	246.40	0.5	2.7
31/03/2002	52,058.05	53,049.26	991.21	1.9	114.60	0.2	2.1
28/02/2002	51,320.90	52,194.60	873.70	1.7	259.07	0.5	2.2
31/01/2002	59,986.62	51,578.17	591.55	1.2	589.90	1.2	2.3
31/12/2001	52,857.17	54,057.91	1,200.74	2.3	28.71	0.1	2.3
30/11/2001	50,556.70	52,539.98	1,983.28	3.9	108.00	0.2	4.1
31/10/2001	50,077.38	51,321.95	1,244.57	2.5	18.25	0.0	2.5
30/09/2001	48,429.43	50,503.98	2,074.55	4.3	193.66	0.4	4.7
31/08/2001	48,434.24	50,702.67	2,268.43	4.7	159.22	0.3	5.0
31/07/2001	47,943.44	50,240.65	2,297.21	4.8	259.89	0.5	5.3
30/06/2001	46,462.06	49,086.61	2,624.55	5.6	82.49	0.2	5.8
31/05/2001	46,462.84	47,557.00	1,094.16	2.4	151.30	0.3	2.7
30/04/2001	46,491.81	48,364.85	1,873.04	4.0	36.85	0.1	4.1
31/03/2001	47,107.41	48,461.91	1,354.50	2.9	161.00	0.3	3.2
28/02/2001	48,128.51	48,827.83	699.32	1.5	239.03	0.5	2.0
31/01/2001	48,270.30	49,018.78	748.48	1.6	221.44	0.5	2.1

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch 28.02.2003

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	1,793	40.38
AA+ / Aa1 / AA+	192	4.33
AA / Aa2 / AA	1,250	28.15
AA- / Aa3 / AA-	322	7.25
A+/A1/A+	162	3.65
A / A2/ A	350	7.88
A- / A3 / A-	0	0.00
Without rating *	371	8.36
Total	**4,440**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	248	5.59
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	23	0.52
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	100	2.25
Total	**371**	**8.36**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

28.02.2003

Please click on the different parts of the pie chart for further information.



Public-sector banks, Private banks and saving banks
38.92%
Loans within the EU
23.71%
36.85%
Federal Government's Special Fund
0.52%
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	1,636	36.85
Public-sector banks and saving banks	1,728	38.92
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	23	0.52
Loans within the EU	1,053	23.71
Total	**4,440**	**100.00**

Public-sector loans - Breakdown of new lending commitments

by countries

by countries	in Euro m	in %
		28.02.2003
Austria	41	0.93
Belgium	0	0.00
France	0	0.00
Germany	3,387	76.28
Greece	250	5.63
Italy	350	7.88
Portugal	190	4.28
Spain	0	0.00
The Netherlands	0	0.00
Others	222	5.00
Total	**4,440**	**100.00**

Public-sector loans - Breakdown of new lending commitments

by risk weighting

		28.02.2003
Risk weighting	in Euro m	in %
0%	2,358	53.11
10%	292	6.58
20%	1,790	40.31
Total	**4,440**	**100.00**

Credit Research

Risk Report

Risk monitoring systems

Hypothekenbank in Essen AG aims not only to protect its corporate value, but also to increase it within an existing risk limitation framework. This requires us to continuously develop our organization so that we can identify, quantify and qualify potential risks. This is the only way to ensure their transparency and manageability. The information which we receive from our comprehensive risk management system not only forms the basis for our strategic decisions but also enables us to recognize new opportunities. Whereas, on the one hand, the management of Hypothekenbank in Essen AG must ensure a responsible strategy that focuses on creating added value, it must also install effective control mechanisms.

The business activities of mortgage banks as specialized banks are subject to certain legal constraints set out in the German Mortgage Bank Act (HBG) and relative communiqués issued by the German Federal Financial Supervisory Authority (BAFin). Compliance with these regulations, as well as the obligation to meet the ever increasing requirements of market participants, necessitates the efficient handling of risks and are as such characteristic of a modern mortgage bank's image. Due to the far-reaching internationalization, market transparency and product diversity, business transactions have become ever more demanding and complex. In this context not only market, liquidity, credit and counterparty risks but also, to an increasing extent, operational risks, play a key role.

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes, which might lead to adverse deviations from the bank's projected asset development and its financial and earnings performance. Appropriate forecast periods have been assumed for each type of risk. Market risks hold the danger of losses resulting from adverse changes relating to prices or price-influencing parameters. In this context, interest rate risks are particularly important for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. Currency risks are ruled out by specific hedging transactions.

Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or even at all, or that due to an insufficient market depth or market disturbances, deals either cannot be wound up, or if so only with losses.

Credit and counterparty risks consist of the partial or total default of a legally binding contractual commitment by one of the parties thereto.

Within the meaning of the Basel Consultation Paper, Essen Hyp defines operational risks as the danger of losses resulting from inadequacies or failures of internal processes, staff, technology or external processes. Legal risks resulting from the legal framework, legal actions and contracts are also included in our understanding of operational risks.

Risk management structure - Tasks and responsibilities. The risk management policies of Essen Hyp have been decided by the Board of Managing Directors within the framework of the targets set out by the Group.

The following table shows the allocation of the most important tasks relating to risk control and risk management to the responsible organizational units.

Management of market and liquidity risks

Management of interest rate, liquidity and currency risks	Treasury Department Corporate Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Monitoring of the fair market value of concluded transactions and compliance with credit limits	"Market Conformity Checking"Department

Management of credit and counterparty risks

Public-sector borrowers and credit institutions governed by private law	Treasury Department
Retail customers (mortgage loans)	Property Financing Department *Notifying and Credit Research Department*
Credit quality research (public-sector lending)	Credit Research Division within the Notifying and Credit Research Department
Credit quality research (mortgage lending)	Property Financing Department Notifying and Credit Research Department
Monitoring of compliance with credit limits	'Market Conformity Checking' Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department Legal Department
Proposals for an appropriate risk provision with regard to non-performing mortgage loans	Property Financing Department Mortgage Lending Risk Management Department Legal Department

Management of operational risks

Introduction of new products	'New products' Group
Legal risks	Legal Department; as necessary external lawyers
Modification of the legal framework	Project team comprising employees from the organizational units concerned
Human resources	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk acceptance. The acceptance of risks is the responsibility of the departments dealing with customers and products. It is their task to identify, evaluate and actively manage risk positions as it is only the operational units that are in close proximity to the markets, and so in a position for the timely recognition of risks, which are then countered with suitable measures.

Risk monitoring

Market risks – Value at risk. The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. The risks deriving from fixed-interest surplus positions in the case of interest rate fluctuations, are measured and quantified on mark-to-market key figures. The arbitragefree zero-coupon discount factors are calculated daily on a weighted base of the current public-sector *Pfandbrief* yields and swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key

figure.

As a next step the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is executed by applying the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio and the calculation of the differences between the individual market values. The sixth-highest loss calculated by this method is recorded as the upper limit for losses or value at risk (VaR), whereby the assumption for the VaR is a holding period of the positions of one business day and a loss probability (confidence level) of 97.5%. The VaR of the whole portfolio describes the bank's aggregate market risk.

The efficiency and practical relevance of this method are monitored with the help of back-testing procedures. The projected VaR is compared to the actual market value changes on a daily basis. Due to the application of the double standard deviation – and a resulting unilateral confidence level of 97.5% as a maximum risk potential – the discrepancies between the VaR calculated on the previous day and the actual change in value not only serve as a tool to monitor the applied system but are also taken into account in the calculation of future values at risk. During the year 2001 there were 13 cases of adverse changes in value compared to the VaR calculated on the previous day. In two cases the VaR was exceeded by less than 10% and in three cases by less than 15%. This was due to the fact that volatility on the financial markets continually increased in the course of the year. When assuming a confidence level of 99%, the VaR was exceeded in no more than three cases.

In order to limit losses exceeding the confidence level of 97.5%, another upper limit for losses is fixed, taking into account worst case scenarios. The potential for such losses is also calculated daily.

The Board of Managing Directors, in co-operation with the Loans Committee of the Supervisory Board, fixes limits for the VaR (confidence level of 97.5%), as well as for worst case scenarios (confidence level of up to 100%). These limits have to be complied with at all times.

At the beginning of the period under review the VaR limit was lowered by 21%, compared to the previous year's limit. The VaR utilization of the authorized limit came to 82.5% as of December 31, 2001 and to 79.1% on an annual average. The utilization of the limit for worst case scenarios stood at 46.6% on the balance sheet day, while the annual average was 56.4%. In this context, it has to be taken into account that the worst case scenario was redefined in 2001 by applying higher scenario values (the most extreme changes seen during the past 10 years were taken as a basis).

In addition to this, simulations of stress test scenarios are carried out in order to be in a position to better assess and limit possible losses arising from extreme market shifts, which are generally not appropriately represented by VaR models. Thus stress testing represents a suitable complement to the VaR analyses by means of historical simulation.

Apart from the calculation of the VaR and the possibilities for simulations based upon user-defined parameters, the underlying portfolio can be adjusted by simulating the impact of changed interest rate curves, as well as the effects of planned new lending operations close to the point in time.

For its VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software (formerly INTAS Arena), as well as other evaluation tools developed within the bank.

Value at risk on a daily basis and as an annual
average in percent of the authorized limit in 2001 in %



'Traffic light system'. Pursuant to the requirements set out by the German Federal Financial Supervisory Authority (BAFin), valid since April 2001 and binding on all German mortgage banks, Essen Hyp not only calculates the VaR, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are executed for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100 basis points, not exceed a certain limit in proportion to the liable capital. This limit is fixed by the BAFin in accordance with Section 10 of the German Banking Act (KWG).

These figures calculated on a daily basis. In December 2001, for example, the average limit utilization within this 'traffic light system' came to 14.27% while it stood at 9.69% on the balance sheet date. We not only report this data to the rating agencies Moody's, Standard & Poor's and Fitch, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with an insight into the level of interest rate risk incurred by the bank.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 15.3% (percentage required by law: 8%) and a core capital ratio of 7.7% (percentage required by law: 4%) as of December 31, 2001, Essen Hyp has 'free capital' at its disposal. In addition to the limitation of interest rate risks in accordance with the BAFin stipulations and by means of our VaR calculations, this free capital serves as a further 'risk buffer' within the bank's overall risk framework.

Internal reporting. The Board of Managing Directors and the Head of Treasury are provided with information on the development of the market value, the VaR level, the utilization of the different risk limits and the level of interest rate risk calculated with the help of the 'traffic light system' on a daily basis. Furthermore, the Head of Treasury reports on the bank's short-term and longterm liquidity situation in the course of the weekly Board meetings.

On a monthly basis, the Board of Managing Directors receives a detailed report worked out by the Controlling Department, providing, inter alia, information on the transactions effected in the previous month and the development of the market value. Furthermore, this report contains an overview of the pending forward transactions, including options and repurchase agreements. In addition to this, the monthly report worked out by the Accounting and Taxes Department provides information on the development of the balance sheet and profit and loss account items. The monthly report submitted by the Settlements Department includes, amongst other things, information on the structure of the bank's loan portfolios.

Credit and counterparty risks

Public-sector loans and securities issued by other borrowers. With a percentage of 88.6% of the balance

sheet total, public-sector loans and loans to credit institutions governed by private law constitute the core business of Essen Hyp in accordance with the bank's overall business strategy. As of December 31st, 2001, the volume of this portfolio came to € 61.5bn, including pro-rata interest of € 1.6bn.

The breakdown of our loan portfolio which is held in trust by a trustee in order to serve as cover for our public-sector *Pfandbriefe*, can be seen on our website. This site is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.

The high quality of our public-sector cover assets, amounting to € 54.1bn as of December 31, 2001, is reflected on the one hand by the low average risk weighting pursuant to the BIS standards and, on the other hand, by the external ratings of the leading international rating agencies. Taking into account the BIS standards, 68.0% of these assets are classified at a risk weighting of 0%, 11.5% at 10% and 20.5% at 20%. An analysis of the loan portfolio based upon rating considerations reveals that 50.6% of the assets have been awarded a triple A, 30.9% a double A and 3.8% a single A. Those assets which were not rated by an external rating agency, i.e. 14.7% of the total loan volume, include loans to German public-sector bodies (52.9%) and public-sector banks (46.9%), whose excellent credit quality was confirmed by our internal credit quality analysis.

Ratings of our cover assets	31.12.2001	
Standard & Poor`s / Moody`s / Fitch	in Euro m	in %
AAA / Aaa / AAA	27,330	50.6
AA+ / Aa1 / AA+	7,573	14.0
AA / Aa2 / AA	6,074	11.2
AA- / Aa3 / AA-	3,068	5.7
A / A2 / A	1,035	1.9
A+ / A1 / A+	1,011	1.9
not rated	7,967	14.7
Total	**54,058**	**100.0**

As a basic principle, an investment grade rating is the prerequisite for the granting of loans to credit institutions governed by private law, as well as to foreign public-sector bodies. Our non-cover transactions (excluding derivatives) with these counterparties amounted to € 5.1bn as of December 31, 2001. While 32.5% of these counterparties were rated double A, 50.0% were rated single A and 9.6% triple B. Loans totaling € 0.4bn received an external rating below triple B or were not rated by an external rating agency. The breakdown of our non-cover assets under different criteria is published in detail on our website. These figures are updated periodically.

Country risks. In order to co-ordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp makes use of the Commerzbank Group's know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close co-operation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

The bank granted loans totaling € 1.1bn in the form of securities that are listed on European stock markets to certain Central and Eastern European reform countries. These securities have an average maturity of seven and a maximum maturity of nine years. Essen Hyp did not place any investments in emerging market countries.

Derivatives. Essen Hyp reduces the counterparty risk by applying bilateral outline agreements with netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be taken from the following table (cf. also p. 70 of the Notes on the Bank's Annual Accounts).

Counterparty ratings	in Euro m/remaining time to maturity			
Rating	< 1 year	1-5 years	> 5 years	Total
Triple A	329	619	1,385	2,333
Double A	3,816	27,219	20,789	51,824

Single A	5,014	24,291	29,461	58,766
not rated	507	8,639	12,860	22,006
Total	**9,666**	**60,768**	**64,495**	**134,929**

To a certain extent, the portions of our non-rated counterparties relate to German subsidiaries of foreign credit institutions with a good rating. In the table below we have notionally attributed the ratings of these foreign credit institutions to the portions of the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings **in Euro m/remaining time to maturity**

Rating	< 1 year	1-5 years	> 5 years	Total
Double A	369	4,235	8,694	13,298
Single A	0	1,775	2,053	3,828
Total	**369**	**6,010**	**10,747**	**17,126**

No derivatives for a collateralization at market values. In the framework of the 4th Financial Market Promotion Act (Finanzmarktförderungsgesetz) and the related amendments to the German Mortgage Bank Act (HBG), it is planned to permit the inclusion of derivatives in the cover pool. The reason for this is that a match between the nominal value of the cover assets and the nominal value of the outstanding *Pfandbriefe*, as is currently required by law, does not take into account changes in value resulting from interest rate fluctuations. It is intended to eliminate these interest rate risks by stipulating that a match between the market value of the cover assets and the market value of the *Pfandbriefe* outstanding is a prerequisite for issuing *Pfandbriefe*.

However, Hypothekenbank in Essen AG currently has no reason to include interest rate derivatives in its cover pool. The market value of our cover assets has always exceeded the market value of our public-sector *Pfandbriefe* outstanding. The relevant reports are made available to the rating agencies on a quarterly basis. In addition to this, market values and market value changes are published on our website.

Risks relating to mortgage lending

The assessment of credit risks relating to mortgage lending is the responsibility of the Property Financing Department, which is assisted by a special working group on risk management, and our subsidiary, the Essen Hyp Immobilien GmbH.

The responsibilities and competencies with regard to the granting of loans are clearly and unambiguously defined in an organizational manual, which is available to our staff in electronic form. As far as retail lending is concerned, the bank makes use of an appropriate customer and property scoring system, which is also applied when co-operating within the Group. With regard to loans that are not classified as retail loans, Essen Hyp not only attaches particular importance to the borrower's credit standing but, above all, to the valuation of the property concerned. Based upon this valuation, which is carried out by our own certified valuers, the lending value – and thus the amount of the loan – is determined. The sustainable income from a charged property must at all times exceed the interest and principal payments due to our bank. For the timely recognition of credit risks, we established an early warning system which enables us to plot recognizable and latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses or an adverse market-induced impact on the quality of the property location. The Loans Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount prior to each of its periodical Committee meetings.

Provision for possible loan losses

Through the creation of individual and, in the case of latent credit risks, overall value adjustments, the recognizable risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector bodies or entities governed by public law. Based upon thorough analyses, the operational units continually make assessments of any necessary precautions in order to ensure the quality of the bank's planning.

Liquidity risks

The bank's liquidity management is the responsibility of the money dealing unit within our Treasury Department. It is based upon the daily listing of all payment flows. In order to be in a position to evaluate the liquidity situation, it is important that the assets relating to public-sector loans are extremely liquid and can consequently be sold at short notice, if required, in order to generate liquidity. The bank calculates its liquidity risk by determining the ratio between the volume of mismatches taken from a capital outflow account and the existing short-term funding limits, plus liquidity reserves.

Our liquidity positions are additionally managed pursuant to the Grundsatz II requirements relating to the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio calculated according to this Grundsatz was 1.38 at the end of the year (required ratio: 1.0).

Operational risks

Apart from the 'classical' counterparty and market risks, operational risks are becoming ever more important in the banking business. This aspect is also stressed in the Consultation Paper adopted by the Basel Committee on Banking Supervision in January 2001 (Basel II), which stipulates that operational risks will have to be backed by equity capital in the future.

In 2001 we established the organizational framework for the management and controlling of operational risks, and have thus already anticipated the requirements expected to be laid down by Basel II. As a first step, the risks that are relevant to Essen Hyp were categorized according to their causes. At the same time, the tasks and responsibilities relating to the risk management process were laid down in an organizational manual that is available to all employees. In the third quarter of 2001 we then introduced, for the entire bank, a structured self assessment system in order to identify and assess operational risks. All departments and divisions were analyzed on the basis of this self assessment. This qualitative risk analysis not only aims at ensuring the early recognition of potential risks, but also at improving our procedural organization. In January 2002 we started to systematically record all operational risk losses within the framework of a Group project. This data will be analyzed and incorporated in a loss event database for the entire Group. We are convinced that Essen Hyp's system for the management and controlling of operational risks will, as far as we can see today, meet the requirements set out in the standardized approach under Basel II. Thanks to our internal records and the Group's loss event database, Essen Hyp will have comprehensive data on operational risks at its disposal by the time Basel II comes into effect.

However, even before the introduction of these self assessments, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structural and procedural organization, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to selected specific issues, we have sought external advice from consultants and other specialists. We have, for instance, tasked a consulting agency to analyze our EDP equipment and software, plus our structural and procedural organization, in order to gauge whether they meet future requirements. In this context it was necessary to anticipate internal and external requirements for the next five years. This analysis arrived at the conclusion that the bank's existing systems are future-orientated and targeted to coming requirements.

Our central computer systems and training schemes are two further examples to illustrate the preventive measures that have been taken in order to eliminate operational risks. To rule out emergency situations, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system, should the working system fail. Thus a trouble-free 24-hour data flow is ensured. Moreover, we launched a qualification program for our employees in the operational units and in the back office in 2001 by organizing certified seminars on job-specific as well as general issues. This aims, as far as possible, to prevent errors in processing that result from a lack of expertise.

Legal risks

Essen Hyp's Legal Department acts as an internal service provider for all legal matters. This includes providing general and specific legal advice on contracts, outline agreements and agreements that are not standard

constructions. By integrating the Legal Department from the beginning, limitations of our scope of activity resulting from existing legal frameworks can be quickly recognized, and, at the same time, we can equally make use of the whole range of legally permissible options in an innovative way. Our Legal Department is also involved in the processing of non-performing loans. If required, we additionally seek external legal advice.

The Legal Department regularly provides the Board of Managing Directors with information on the latest legal developments and the risks resulting from them.

Internal auditing

Internal auditing forms an important part of our internal monitoring system. The Internal Audit Department, which functions independently of all working procedures, has been tasked by the Board of Managing Directors with controlling the existing structures and procedures in terms of the early recognition of potential risks. The main focus is put on examining and evaluating the quality of the safety measures and the prescribed internal controls integrated in the working procedures. Feedback about the structuring and suitability of the bank's risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board.

The Internal Audit Department acts according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed time intervals. As far as specific risks and legal requirements (provisions relating to the German Money Laundering Act) are concerned, inspections are carried out at least once per year. The inspection intervals are fixed in the long-term inspection scheme. This also ensures that each of the bank's working procedures is, as a matter of principle, inspected once every three years. In terms of a risk-orientated inspection, the audit mainly focuses on the bank's structural and procedural organization, risk management and controlling mechanisms and the internal monitoring system for all working procedures within Essen Hyp.

The early recognition and limitation of all currently measurable and qualifiable operational risks constitute the main tasks of the Internal Audit Department.

Our EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system and by limiting the number of users.

The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Future prospects

Due to regulatory as well as Group-internal requirements, the importance of risk management is set to further increase. Consequently, issues relating to risk management will become more and more relevant for the bank's strategic considerations. In this context Essen Hyp will utilize considerable human and technological resources in order to refine its risk management instruments. The enhancement of our risk management system, to be implemented in the years to come, will mainly focus on assigning to the existing recognizable and potential risks an appropriate, e.g. comprehensible, capital allocation pursuant to the recommendations of the Basel Committee on Banking Supervision.

Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
28/02/2003	67,1	64,7
31/01/2003	67,1	64,7
31/12/2002	57.3	69.0
30/11/2002	60.6	69.0
31/10/2002	72.4	69.0
30/09/2002	75.8	69.0
31/08/2002	75.1	69.0
31/07/2002	63.6	69.0
30/06/2002	68.8	69.0
31/05/2002	70.6	69.0
30/04/2002	73.1	69.0
31/03/2002	72.4	69.0
28/02/2002	70.0	69.0
31/01/2002	74.1	69.0
31/12/2001	82.5	79.1
30/11/2001	88.9	79.1
31/10/2001	78.2	79.1
30/09/2001	81.1	79.1
31/08/2001	75.2	79.1
31/07/2001	77.7	79.1
30/06/2001	77.9	79.1
31/05/2001	77.6	79.1
30/04/2001	67.3	79.1
31/03/2001	80.3	79.1
28/02/2001	71.6	79.1
31/01/2001	74.5	79.1

Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
28/02/2003	63,2	61,2
31/01/2003	55,7	61,2
31/12/2002	63.4	56.4
30/11/2002	63.4	56.4
31/10/2002	55.6	56.4
30/09/2002	52.4	56.4
31/08/2002	57.0	56.4
31/07/2002	49.5	56.4
30/06/2002	55.4	56.4
31/05/2002	60.8	56.4
30/04/2002	67.3	56.4
31/03/2002	54.6	56.4
28/02/2002	58.3	56.4
31/01/2002	64.0	56.4
31/12/2001	46.6	56.0
30/11/2001	60.3	56.0
31/10/2001	63.5	56.0
30/09/2001	65.8	56.0
31/08/2001	62.9	56.0
31/07/2001	68.9	56.0
30/06/2001	52.7	56.0
31/05/2001	62.6	56.0
30/04/2001	56.6	56.0
31/03/2001	43.9	56.0
28/02/2001	38.2	56.0
31/01/2001	40.0	56.0

Risk Management

Interest rate risk

Essen Hyp not only calculates the value at risk, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to another. These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic light system"). Essen Hyp thus complies with the requirements set out by the German Federal Financial Supervisory Authority (BAFin), which are binding on all mortgage banks since April 1, 2001. This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to the liable capital pursuant to Section 10 of the German Banking Act (KWG). This limit is fixed by the German Federal Financial Supervisory Authority (BAFin).

Date	Average utilization
28/02/2003	17.14%
31/01/2003	17.68%
31/12/2002	17.72%
30/11/2002	16.45%
31/10/2002	16.75%
30/09/2002	14.56%
31/08/2002	12.79%
31/07/2002	11.84%
30/06/2002	15.98%
31/05/2002	16.93%
30/04/2002	15.73%
31/03/2002	12.77%
28/02/2002	15.28%
31/01/2002	13.69%
31/12/2001	14.27%
30/11/2001	16.60%

These figures are calculated daily and are reported to the BAFin monthly in arrears. Own capital is charged at zero percent interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen Hyp also makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 12.4% (percentage required by law: 8%) and a core capital ratio of 6.2% (percentage required by law: 4%) as of February 28, 2003, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in accordance with the BAFin stipulations and to the limitation of the interest rate risks through value at risk calculations.

Liable capital not tied up by risk assets


€ Mio.
1200
1000
800
600
400
200
0
liable capital not tied up by risk assets
20% limit
interest rate risk with an interest rate change of 100 bp
liable capital tied up by risk assets
Feb 02 Mar 02 Apr 02 May 02 Jun 02 Jul 02 Aug 02 Sep 02 Oct 02 Nov 02 Dec 02 Jan 03 Feb 03

Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	Required by law	Ratio	Required by law	Ratio
28/02/2003	4.0	6.2	8.0	12.4
31/01/2003	4.0	6.1	8.0	12.2
31/12/2002	4.0	6.0	8.0	12.0
30/11/2002	4.0	6.1	8.0	12.1
31/10/2002	4.0	6.2	8.0	12.4
30/09/2002	4.0	6.2	8.0	12.4
31/08/2002	4.0	6.6	8.0	13.2
31/07/2002	4.0	6.8	8.0	13.5
30/06/2002	4.0	6.7	8.0	13.3
31/05/2002	4.0	7.0	8.0	14.1
30/04/2002	4.0	7.1	8.0	14.2
31/03/2002	4.0	7.2	8.0	14.5
28/02/2002	4.0	7.4	8.0	14.8
31/01/2002	4.0	7.6	8.0	15.2
31/12/2001	4.0	7.7	8.0	15.3
30/11/2001	4.0	8.0	8.0	15.9
31/10/2001	4.0	7.8	8.0	15.6
30/09/2001	4.0	8.1	8.0	16.2
31/08/2001	4.0	8.0	8.0	16.1
31/07/2001	4.0	7.8	8.0	15.6
29/06/2001	4.0	7.9	8.0	15.8
31/05/2001	4.0	8.5	8.0	17.1
30/04/2001	4.0	8.3	8.0	16.5
31/03/2001	4.0	9.4	8.0	18.5
28/02/2001	4.0	8.4	8.0	16.7
31/01/2001	4.0	8.2	8.0	16.1

Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
28/02/2003	1.28	1.0
31/01/2003	1.14	1.0
31/12/2002	1.21	1.0
30/11/2002	1.31	1.0
31/10/2002	1.24	1.0
30/09/2002	1.24	1.0
31/08/2002	1.68	1.0
31/07/2002	1.46	1.0
30/06/2002	1.75	1.0
31/05/2002	1.40	1.0
30/04/2002	1.92	1.0
31/03/2002	1.55	1.0
28/02/2002	1.34	1.0
31/01/2002	1.96	1.0
31/12/2001	1.38	1.0
30/11/2001	1.38	1.0
31/10/2001	1.89	1.0
30/09/2001	1.79	1.0
31/08/2001	1.55	1.0
31/07/2001	1.32	1.0
29/06/2001	1.30	1.0
31/05/2001	1.75	1.0
30/04/2001	1.36	1.0
31/03/2001	1.08	1.0
28/02/2001	1.17	1.0
31/01/2001	1.52	1.0

Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch **28.02.2003**

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	9	0.21
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	40	0.92
AA- / Aa3 / AA-	852	19.68
A+ / A1 / A+	980	22.64
A / A2 / A	985	22.75
A- / A3 / A-	934	21.58
BBB+ / Baa1 / BBB+	105	2.43
BBB / Baa2 / BBB	149	3.44
BBB- /Baa3 /BBB-	45	1.04
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	230	5.31
Total	**4,329**	**100.00**

*** - Without rating**

	in Euro m	in %
National credit institutions	50	1.15
International credit institutions	80	1.85
Other (e.g. financial institutions)	100	2.31
Total	**230**	**5.31**

Breakdown of non-cover assets

by borrowers

	28.02.2003	
by borrowers	in Euro m	in %
National credit institutions	1,421	32.83
Foreign Governments and municipalities	344	7.95
International credit institutions	1,724	39.82
Other foreign financial institutions (guaranteed by national or international credit institutions)	641	14.80
Others	199	4.60
Total	**4,329**	**100.00**

Breakdown of non-cover assets

by countries

		28.02.2003
by countries	in Euro m	in %
Germany	**1,481**	34.21
EU member states without Germany		
The Netherlands	1,026	23.70
France	312	7.21
Austria	284	6.56
Great Britain	196	4.53
Italy	275	6.35
Irland	80	1.85
Portugal	59	1.36
Spain	20	0.46
Sweden	135	3.12
Total EU without Germany	**2,387**	**55.14**
Others	117	2.70
EU candidate countries	344	7.95
Total	**4,329**	**100.00**

Breakdown of non-cover assets

by risk weighting

Risk weighting	in Euro m	in %
		28.02.2003
0%	109	2.51
10%	273	6.31
20%	3,038	70.18
100%	909	21.00
Total	**4,329**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch **28.02.2003**

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AA / Aa2 / AA	60	11.54
AA- / Aa3 / AA-	130	25.00
A+ / A1 / A+	72	13.85
A / A2 / A	162	31.15
A- / A3 / A-	96	18.46
Without rating *	0	0
Total	**520**	**100.00**

*** - Without rating**

	in Euro m	in %
National credit institutions	0	0
Total	**0**	**0**

Non-cover loans - Breakdown of new lending commitments

by borrowers

	28.02.2003	
by borrowers	in Euro m	in %
National credit institutions	178	34.23
Foreign Governments and municipalities	0	0
International credit institutions	263	50.58
Other foreign financial institutions (guaranteed by national or international credit institutions)	39	7.50
Others	40	7.69
Total	**520**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by countries

		28.02.2003
by countries	in Euro m	in %
Germany	**178**	34.23
EU member states without Germany		
The Netherlands	130	25.00
France	15	2.89
Austria	82	15.77
Great Britain	22	4.23
Italy	75	14.42
Portugal	9	1.73
Total EU without Germany	**333**	**64.04**
EU candidate countries	0	0
Others	9	1.73
Total	**520**	**100**

Non-cover loans - Breakdown of new lending commitments

by risk weighting

		28.02.2003
Risk weighting	in Euro m	in %
10%	45	8.65
20%	405	77.89
100%	70	13.46
Total	**520**	**100.00**

Investment of available funds

Quantitative and qualitative restrictions

Compliance with the self-restrictions regarding the total volume of securities held as assets and rated below A- or A3

These self-restrictions, which form part of a "gentlemen's agreement" between the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BAFin), stipulate that any and all bonds and unit certificates that are acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) on the investment of available funds, must have a minimum rating of A3/A- by the rating agencies Moody's, Standard & Poor's and/or Fitch Ratings. In the case of divergent ratings, the worst rating applies. In addition to this, the total volume of bonds and unit certificates acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) whose rating is downgraded to a level below the minimum rating of A3/A- during their term, is limited to one time the liable own capital of Essen Hyp.

Hypothekenbank in Essen AG hereby confirms that it complies with the agreed self-restrictions regarding the investment of available funds.

in € m

Date	Liable own capital	Total volume of assets rated below A3 or A-	in %
28.02.2003	1,108	476.0	42,96
31.01.2003	1,108	449.5	40.58
31.12.2002	1,103	383.5	34.77
30.11.2002	1,103	397.6	36.03
31.10.2002	1,102	443.9	40.26

Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity **28.02.2003**

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	4,593.9	6.93	9,929.5	8.24	4,701.4	6.37	19,224.8	7.38
Double A	10,420.6	15.72	32,739.7	27.18	21,677.2	29.37	64,837.6	24.88
Single A	51,292.4	77.36	77,566.3	64.39	47,120.1	63.84	175,978.9	67.53
Not rated	0	0	230.3	0.19	315.1	0.43	545.5	0.21
Total	**66,307.0**	**100.00**	**120,465.8**	**100.00**	**73,813.9**	**100.00**	**260,586.7**	**100.00**

Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity **28.02.2003**

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	64,824.1	97.76	118,249.2	98.16	70,042.1	94.89	253,115.4	97.13
Swaptions	974.9	1.47	1,055.3	0.88	2,682.6	3.63	4,712.7	1.81
Other interest rate derivatives	102.3	0.15	255.6	0.21	425.0	0.58	782.9	0.30
Currency swaps	405.7	0.61	905.7	0.75	664.2	0.90	1,975.6	0.76
Total	**66,307.0**	**100.00**	**120,465.8**	**100.00**	**73,813.9**	**100.00**	**260,586.7**	**100.00**

Investor relations

Ratings and Analyses

Ratings	S & P	Moody's	Fitch
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	BBB+ (outlook negative)	A2 (outlook stable)	A- (outlook stable)
Short-term counterparty rating	A-2	P-1	F2
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

- Standard & Poor's — Recent rating analysis as of Feb 07, 2002, ratings as of Oct 08, 2002.
- Moody's — Rating analysis as of June 2002.
- Fitch — Extract; the complete report can be obtained from Fitch.

(Acrobat Reader required. Download Acrobat Reader ®)

Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Mortgage Banks (VDH) has established a code of conduct for the issuers of Jumbo Pfandbriefe.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo Pfandbriefe, stipulate that

   - new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
   - new issues and increases are to be marked to the market at all times;
   - as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

   Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information is now being complemented by further details in accordance with the provisions of the Code of Conduct.

	Already published on our Credit Research sites	New on our Credit Research sites
New public-sector lending commitments		X
New mortgage lending commitments		X
Public-sector cover pool	X	
Mortgage cover pool	X	
Derivatives	X	
Derivatives serving as cover		X
Cover pools at market value / development and stress scenarios		X
Interest rate risk	X	
Compliance with the self-restrictions regarding the investment of available funds		X

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Download as PDF

Commercial Properties in Euro m

31.12.2002

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	448.2	31.1	1.3	0.3	71.1	31.0	10.2	19.5	3.5	3.5	533.0	29.3
	West **	427.2	29.7	70.6	14.8	49.3	21.5	17.7	33.8	60.9	61.4	555.1	30.5
	East ***	23.0	1.6	23.9	5.0	2.6	1.1	0.8	1.5	1.5	1.5	27.9	1.5
Building sites	West **	0.3	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.0
Factory buildings	Foreign countries	1.3	0.1	0.0	0.0	0.4	0.2	0.1	0.2	0.0	0.0	1.8	0.1
	West **	52.9	3.7	40.4	8.5	9.7	4.2	2.9	5.5	3.4	3.4	68.9	3.8
	East ***	0.4	0.0	0.4	0.1	0.1	0.0	0.0	0.0	0.2	0.2	0.7	0.0
Shops	West **	145.3	10.1	102.4	21.4	4.9	2.1	0.5	1.0	0.3	0.3	151.0	8.3
	East ***	52.1	3.6	22.2	4.6	13.7	6.0	5.6	10.7	4.8	4.8	76.2	4.2
Hotels and restaurants	Foreign countries	18.0	1.3	0.0	0.0	1.0	0.4	0.0	0.0	0.0	0.0	19.0	1.0
	West **	28.6	2.0	24.8	5.2	12.8	5.6	3.8	7.3	8.0	8.1	53.2	2.9
	East ***	12.2	0.8	8.1	1.7	4.0	1.7	1.8	3.4	3.8	3.8	21.8	1.2
Other non-residential properties	West **	192.2	13.3	168.3	35.2	52.3	22.8	7.1	13.5	8.8	8.9	260.4	14.3
Ware-houses and exhibition buildings	Foreign countries	5.5	0.4	0.0	0.0	0.6	0.3	0.0	0.0	0.0	0.0	6.1	0.3
	West **	29.6	2.1	14.9	3.1	6.5	2.8	1.9	3.6	4.0	4.0	42.0	2.3
	East ***	2.9	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.9	0.2
Total commercial properties	Foreign countries	473.0	32.9	1.3	0.3	73.1	31.9	10.3	19.7	3.5	3.5	559.9	30.8
	West **	876.1	60.9	421.6	88.3	135.5	59.2	33.9	64.7	85.4	86.1	1,130.9	62.1

	East ***	90.6	6.3	54.6	11.4	20.4	8.9	8.2	15.6	10.3	10.4	129.5	7.1
	Total	**1,439.7**	**100.0**	**477.5**	**100.0**	**229.0**	**100.0**	**52.4**	**100.0**	**99.2**	**100.0**	**1,820.3**	**100.0**

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	West **	1,232.3	51.7	574.3	43.6	41.9	33.8	1.5	9.2	0.6	3.9	1,276.3	50.2
	East ***	117.0	4.9	36.5	2.8	4.7	3.8	0.2	1.2	0.0	0.1	121.9	4.8
Owned flats	West **	339.2	14.2	154.2	11.7	17.1	13.8	1.3	8.0	0.6	3.9	358.2	14.1
	East ***	16.4	0.7	9.0	0.7	0.9	0.7	0.1	0.8	0.1	0.6	17.5	0.7
Residential construction for letting purposes	Foreign countries	0.7	0.0	0.6	0.0	0.2	0.2	0.0	0.0	0.0	0.0	0.9	0.0
	West **	555.9	23.3	452.8	34.4	47.1	38.0	10.0	61.6	8.6	55.8	621.6	24.5
	East ***	122.8	5.2	88.8	6.7	12.1	9.8	3.1	19.1	5.5	35.7	143.5	5.6
Total residential properties	Foreign countries	0.7	0.0	0.6	0.0	0.2	0.2	0.0	0.0	0.0	0.0	0.9	0.0
	West **	2,127.4	89.2	1,181.3	89.8	106.1	85.6	12.8	78.9	9.8	63.6	2,256.1	88.8
	East ***	256.2	10.7	134.3	10.2	17.7	14.3	3.4	21.1	5.6	36.4	282.9	11.1
	Total	**2,384.3**	**100.0**	**1,316.2**	**100.0**	**124.0**	**100.0**	**16.2**	**100.0**	**15.4**	**100.0**	**2,539.9**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	473.7	84.5	1.9	0.1	73.3	13.1	10.3	1.8	3.5	0.6	560.8	12.9
	West **	3,003.5	88.7	1,602.9	89.4	241.6	7.1	46.7	1.4	95.2	2.8	3,387.0	77.7
	East ***	346.8	84.1	188.9	10.5	38.1	9.2	11.6	2.8	15.9	3.9	412.4	9.4
	Total	**3,824.0**	**87.7**	**1,793.7**	**100.0**	**353.0**	**8.1**	**68.6**	**1.6**	**114.6**	**2.6**	**4,360.2**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Download as PDF

Commercial Properties in Euro m — 31.12.2002

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	Belgium	1.3	1.1	0.0	0.0	0.0	1.3	0.2
	England	399.8	0.0	59.5	7.0	3.5	469.8	83.9
	France	23.1	0.2	3.5	1.1	0.0	27.7	4.9
	United States	24.0	0.0	8.1	2.1	0.0	34.2	6.1
Factory/workshop buildings	The Netherlands	1.3	0.0	0.4	0.1	0.0	1.8	0.3
Hotels and restaurants	France	18.0	0.0	1.0	0.0	0.0	19.0	3.4
Warehouse and exhibition buildings	The Netherlands	5.5	0.0	0.6	0.0	0.0	6.1	1.1
Total commercial properties	Belgium	1.3	1.1	0.0	0.0	0.0	1.3	0.2
	England	399.8	0.0	59.5	7.0	3.5	469.8	84.0
	France	41.1	0.2	4.5	1.1	0.0	46.7	8.3
	The Netherlands	6.8	0.0	1.0	0.1	0.0	7.9	1.4
	United States	24.0	0.0	8.1	2.1	0.0	34.2	6.1
	Total	**473.4**	**1.3**	**73.1**	**10.3**	**3.5**	**559.9**	**100.0**

Residential Properties in Euro m — 31.12.2002

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Total residential properties	Belgium	0.7	0.6	0.2	0.0	0.0	0.9	100.0
	Total	**0.7**	**0.6**	**0.2**	**0.0**	**0.0**	**0.9**	**100.0**

Total in Euro m — 31.12.2002

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	Belgium	2.0	1.7	0.2	0.0	0.0	2.2	0.4
	England	399.8	0.0	59.5	7.0	3.5	469.8	83.8
	France	41.1	0.2	4.5	1.1	0.0	46.7	8.3
	The Netherlands	6.8	0.0	1.0	0.1	0.0	7.9	1.4
	United States	24.0	0.0	8.1	2.1	0.0	34.2	6.1
	Total	**473.7**	**1.9**	**73.3**	**10.3**	**3.5**	**560.8**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

Mortgage loans

Mortgage cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

Date	Nominal Derivatives	Market Value Derivatives
28/02/2003	1.17	-0.15
31/01/2003	1.17	-0.02
31/12/2002	1.17	-0.18
30/11/2002	1.17	-0.16
30/09/2002	1.17	-0.16
31/10/2002	1.17	-0.16

Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (cover pool) with interest rate changes		Market value (mortgage *Pfandbrief*)	Market value (mortgage *Pfandbrief*) with interest rate changes		Surplus cover		
		+100 BP	-100 BP		+100 BP	-100 BP	+100 BP	0 BP	-100 BP
28.02.2003	2,313.81	2,096.69	2,530.93	2,014.17	1,947.10	2,081.24	149.58	299.63	449.68
31.01.2003	2,261.47	2,053.37	2,469.57	2,022.18	1,954.29	2,090.07	99.08	239.29	379,50
31.12.2002	2,074.65	1,881.32	2,267.98	1,874.85	1,808.78	1,940.92	72.54	199.79	327.06
30.11.2002	2,009.61	1,830.44	2,188.78	1,835.81	1,771.17	1,900.45	59.27	173.80	288.33
31.10.2002	1,930.40	1,757.46	2,103.34	1,718.02	1,655.48	1,780.56	101.98	212.38	322.78
30.09.2002	1,972.86	1,794.31	2,151.41	1,728.45	1,663.41	1,793.58	130.90	244.41	357.83

Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover	in %	Total in %
28/02/2003	1,924.34	2,001.85	77.51	4.0	147.00	7.6	11.7
31/01/2003	1,942.93	2,031.48	88.55	4.6	43.00	2.2	6.8
31/12/2002	1,803.42	1,881.01	77.59	4.3	26.00	1.4	5.7
30/11/2002	1,789.67	1,868.51	78.84	4.4	132.0	7.4	11.8
31/10/2002	1,670.73	1,797.99	127.26	7.6	46.0	2.8	10.4
30/09/2002	1,669.35	1,800.33	130.98	7.8	38.4	2.3	10.1
31/08/2002	1,626.47	1,720.36	93.89	5.8	18.5	1.1	6.9
31/07/2002	1,586.54	1,704.79	118.25	7.5	17.0	1.1	8.6
30/06/2002	1,529.00	1,635.07	106.07	6.9	40.0	2.6	9.5
31/05/2002	1,525.10	1,677.00	151.90	10.0	72.0	4.7	14.7
30/04/2002	1,542.94	1,662.70	119.76	7.8	50.0	3.2	11.0
31/03/2002	1,311.49	1,603.58	292.09	22.3	50.6	3.8	26.2
28/02/2002	1,316.71	1,581.40	264.69	20.1	28.4	2.2	22.3
31/01/2002	1,296.66	1,511.23	214.57	16.5	33.7	2.6	19.1
31/12/2001	1,261.66	1,506.24	244.58	19.4	25.9	2.1	21.4
30/11/2001	1,105.02	1,517.79	412.77	37.4	25.7	2.3	39.7
31/10/2001	1,055.05	1,506.02	450.97	42.7	38.3	3.6	46.4
30/09/2001	1,136.11	1,491.16	355.05	31.3	34.1	3.0	34.3
31/08/2001	1,143.74	1,477.76	334.02	29.2	32.6	2.9	32.1
31/07/2001	1,143.74	1,460.41	316.67	27.7	42.2	3.7	31.4
30/06/2001	1,174.15	1,449.9	275.71	23.5	41.2	3.5	30.0
31/05/2001	1,174.52	1,452.0	277.48	23.6	38.7	3.3	26.9
30/04/2001	1,150.82	1,443.3	292.45	25.4	38.9	3.4	28.8
31/03/2001	1,110.80	1,369.1	258.30	23.3	34.6	3.1	26.4
28/02/2001	1,131.15	1,364.7	233.51	20.6	34.6	3.1	23.7
31/01/2001	1,131.13	1,348.1	216.94	19.2	25.7	2.3	21.5

Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*. The total volume of loans with a LTV > 60% may by law not exceed 20% of total volume of mortgage loans.

Date	in %
28/02/2003	12.58
31/01/2003	12.68
31/12/2002	12.73
30/11/2002	12.67
31/10/2002	12.32
30/09/2002	12.35
31/08/2002	12.08
31/07/2002	12.20
30/06/2002	11.86
31/05/2002	11.76
30/04/2002	11.75
31/03/2002	11.37
28/02/2002	11.43
31/01/2002	11.73
31/12/2001	11.75
30/11/2001	11.51
31/10/2001	11.54
30/09/2001	11.04
31/08/2001	11.08
31/07/2001	11.34
30/06/2001	11.47
31/05/2001	11.71
30/04/2001	11.10
31/03/2001	11.18
28/02/2001	11.32
31/01/2001	11.38

Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Download as PDF

31.12.2002

Commercial Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80%	in %	LTV 81-90%	in %	LTV> 90%	in %	Total	in %
Office and administrative buildings	Foreign countries	318.1	39.2	0.0	0.0	54.7	46.0	8.7	53.9	3.6	79.2	385.1	40.5
	West **	354.1	43.6	0.0	0.0	32.0	26.9	6.7	41.5	0.3	6.6	393.1	41.3
	East ***	0.5	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.1
Factory buildings	West **	4.1	0.5	0.0	0.0	0.1	0.1	0.0	0.0	0.0	0.0	4.2	0.4
	East ***	0.0	0.0	3.8	4.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Shops	West **	5.1	0.6	0.5	0.6	0.9	0.8	0.4	2.5	0.0	0.0	6.4	0.7
Hotels and restaurants	Foreign countries	18.0	2.2	0.0	0.0	1.0	0.8	0.0	0.0	0.0	0.0	19.0	2.0
	West **	8.6	1.1	0.0	0.0	2.1	1.8	0.3	1.9	0.6	13.2	11.6	1.2
	East ***	1.8	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.8	0.2
Other non-residential properties	West **	92.3	11.4	76.4	89.6	26.5	22.3	0.0	0.0	0.0	0.0	118.8	12.5
	East ***	1.0	0.1	0.0	0.0	0.3	0.3	0.0	0.0	0.0	0.0	1.3	0.1
Warehouses and exhibition buildings	West **	8.5	1.0	4.6	5.4	1.3	1.1	0.0	0.2	0.0	0.0	9.8	1.0
Total commercial properties	Foreign countries	336.1	41.4	0.0	0.0	55.7	46.8	8.7	53.9	3.6	79.2	404.1	42.5
	West **	472.7	58.2	81.5	95.5	62.9	52.9	7.4	46.1	0.9	20.8	543.9	57.1
	East ***	3.3	0.4	3.8	4.5	0.3	0.3	0.0	0.0	0.0	0.0	3.6	0.4
	Total	**812.1**	**100.0**	**85.3**	**100.0**	**118.9**	**100.0**	**16.1**	**100.0**	**4.5**	**100.0**	**951.6**	**100.0**

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %

Owned houses	West **	376.8	59.2	1.4	4.8	12.9	38.4	0.3	7.7	0.1	6.1	390.1	57.8
	East ***	62.2	9.8	0.1	0.3	2.2	6.5	0.0	0.2	0.0	0.0	64.4	9.5
Owned flats	West **	95.8	15.0	0.1	0.3	4.8	14.3	0.2	5.2	0.2	15.3	101.0	15.0
	East ***	4.1	0.6	0.1	0.2	0.2	0.6	0.0	0.3	0.0	0.0	4.3	0.6
Residen-tial con-struction for letting purposes	West **	90.1	14.2	27.5	93.7	12.6	37.5	3.3	85.1	1.0	76.3	107.0	15.8
	East ***	7.6	1.2	0.2	0.7	0.9	2.7	0.1	1.5	0.0	2.3	8.6	1.3
Total residential properties	West **	562.7	88.4	29.0	98.8	30.3	90.2	3.8	98.0	1.3	97.7	598.1	88.6
	East ***	73.9	11.6	0.4	1.2	3.3	9.8	0.1	2.0	0.0	2.3	77.3	11.4
	Total	**636.6**	**100.0**	**29.4**	**100.0**	**33.6**	**100.0**	**3.9**	**100.0**	**1.3**	**100.0**	**675.4**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	336.1	83.2	0.0	0.0	55.7	13.8	8.7	2.2	3.6	0.9	404.1	24.8
	West **	1,035.4	90.7	110.5	96.4	93.2	8.2	11.2	1.0	2.2	0.2	1,142.0	70.2
	East ***	77.2	95.4	4.2	3.6	3.6	4.5	0.1	0.1	0.0	0.0	81.0	5.0
	Total	**1,448.7**	**89.0**	**114.7**	**100.0**	**152.5**	**9.4**	**20.0**	**1.2**	**5.8**	**0.4**	**1,627.0**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Download as PDF

Commercial Properties in Euro m 31.12.2002

Total mortgage loans	Country*	LTV up to 60%	LTV 61-80 %	LTV 81-90 %	LTV >90 %	Total	in %
Office and administrative buildings	England	270.1	42.0	4.9	3.5	320.5	79.3
	France	20.4	3.4	1.1	0.0	24.9	6.2
	United States	27.6	9.2	2.7	0.2	39.7	9.8
Hotels and restaurants	France	18.0	1.0	0.0	0.0	19.0	4.7
Total commercial properties	England	270.1	42.0	4.9	3.5	320.5	79.3
	France	38.4	4.4	1.1	0.0	43.9	10.9
	United States	27.6	9.2	2.7	0.2	39.7	9.8
Total		**336.1**	**55.6**	**8.7**	**3.7**	**404.1**	**100.0**

Total in Euro m

Country*	LTV up to 60%	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
England	270.1	42.0	4.9	3.5	320.5	79.3
France	38.4	4.4	1.1	0.0	43.9	10.9
United States	27.6	9.2	2.7	0.2	39.7	9.8
Total	**336.1**	**55.6**	**8.7**	**3.7**	**404.1**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

Credit Research

Overview of updates

Subject	Update period	Last update
Public-sector loans		
Breakdown of public-sector cover pool		
by rating	monthly	02.2003
by borrowers and regions	monthly	02.2003
by countries	monthly	02.2003
by risk weighting	monthly	02.2003
derivatives serving as cover	monthly	02.2003
Cover pool at market value		
Development/ Stress scenario	monthly	02.2003
Surplus cover	monthly	02.2003
Breakdown of new lending commitments		
by rating	monthly	02.2003
by borrowers and regions	monthly	02.2003
by countries	monthly	02.2003
by risk weighting	monthly	02.2003
Non-cover Loans		
Breakdown of non-cover loans		
by rating	monthly	02.2003
by borrowers and regions	monthly	02.2003
by countries	monthly	02.2003
by risk weighting	monthly	02.2003
Breakdown of new lending commitments		
by rating	monthly	02.2003
by borrowers and regions	monthly	02.2003
by countries	monthly	02.2003
by risk weighting	monthly	02.2003
Investment of available funds	monthly	02.2003
Mortgage Loans		
Breakdown of mortgage portfolio		
domestic loans by type of property, region and LTV	quarterly	12.2002
foreign loans by type of property, country and LTV	quarterly	12.2002
derivatives serving as cover	monthly	02.2003
Cover pool at market value		
Development/ Stress scenario	monthly	02.2003
Surplus cover	monthly	02.2003

Breakdown of non-cover loans		
Loans with a LTV > 60%	monthly	02.2003
Breakdown of new lending commitments		
domestic loans by type of property, region and LTV	quarterly	12.2002
foreign loans by type of property, country and LTV	quarterly	12.2002
Derivatives		
Counterparty ratings	monthly	02.2003
Yield curve distribution	monthly	02.2003
Risk Management		
Value-at-risk	monthly	02.2003
Worst-case scenario	monthly	02.2003
Interest rate risk	monthly	02.2003
Grundsatz I	monthly	02.2003
Grundsatz II	monthly	02.2003

Bonds & Notes

The German *Pfandbrief*



During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief's* high level of safety. This is just one reason why *Pfandbriefe* account for as much as 38% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. The key characteristics of a Jumbo *Pfandbrief* are a minimum issuance volume of €500m and the commitment of at least three market makers to simultaneously quote bid/offer spreads for tickets of up to €15m during normal trading hours. As a result, Jumbo *Pfandbriefe* show a higher liquidity and more flexibility than traditional *Pfandbriefe*. As of September 30, 2002, funds totaling €408bn have been raised through the issuance of Jumbo and Global *Pfandbriefe*, with the total number of outstanding issues coming to 408.

Essen Hyp alone has raised approximately €56.6bn as of June 30, 2002, with the total number of issuances standing at 37.

- Our Treasury Department
- Basic principles of the German Mortgage Bank Act
- Jumbos / Globals
- Essen Hyp Debt Issuance Program
- Euro Commercial Paper Program
- Bloomberg and Reuters Company Information

Bonds & Notes

Our Treasury Department



Heads of Treasury Department

- Günter Pless Head of Treasury
- Hauke Finger Deputy Head of Treasury
- Heidi Riedel Deputy Head of Treasury
- Raimund Bitter Deputy Head of Treasury

Capital Markets

- Oliver Schwarzer
- Heinrich Strack
- Ansgar Wittenbrink
- Stefan Zander

Money Markets

- Michael Leineweber
- Monika Rieks

Derivatives

- Ulrich Nowak
- Claudia Retz
- Stefan Zander

Research

- Dirk Chlench

Trading Support

- Nico Ebert
- Petra Hoffmanns
- Peter Nowaczyk
- Oliver Grossmann

Secretarial Support

- Elke Joachimiak
- Andrea Pehlke

Bonds & Notes

Basic Principles of the German Mortgage Bank Act

The strict requirements of the German Mortgage Bank Act (HBG), in conjunction with the comprehensive banking supervision exercised by the Federal Financial Supervisory Authority (BAFin), ensure that German mortgage banks maintain a particularly high safety standard. The German Mortgage Bank Act stipulates, amongst other things, that:

- the scope of business activities permitted to German mortgage banks is restricted to the granting of public-sector and mortgage loans;
- loans may only be granted if the securities offered meet the quality standards set out by law;
- a match between maturities and interest rates of the lending and funding business must be ensured at all times.

In addition to this, the German Mortgage Bank Act contains a number of provisions to ensure the quality of the assets serving as cover for public-sector and mortgage *Pfandbriefe*. A key prerequisite for including an asset in the cover pool is, for example, that the *Pfandbrief* creditor's preferential claim must be guaranteed in the event of bankruptcy. Furthermore, there are provisions that govern the legal structuring of the cover assets, the composition and management of the cover pool and, for mortgage *Pfandbriefe*, the establishment of the lending value.

A mortgage bank must ensure that sufficient cover is available at all times, so that the principal and interest payments from the loans included in the public-sector and mortgage cover pools match, or even better, exceed the principal and interest payments due to the *Pfandbrief* creditors. All cover assets are held on trust by a trustee who is appointed by the Federal Financial Supervisory Authority (BAFin). Any disposal of a cover asset by a mortgage bank requires the trustee's prior approval.

Experience has shown that the provisions of the German Mortgage Bank Act constitute a suitable basis for the supervision of the mortgage banks' business activities.

Amendment of the German Mortgage Bank Act (HBG) as of July 1, 2002

A) A wider range of business activities

A1.) Expansion of mortgage lending activities
Following the amendment of the German Mortgage Bank Act (HBG), German mortgage banks are now allowed to expand their non-cover business activities in the area of mortgage lending to the non-European G7 countries (United States, Canada, Japan). The total volume of these transactions, plus the total volume of mortgage loans granted to the Central European full member states of the OECD (i.e. Hungary, Czech Republic, Slovakia and Poland) is limited to five times the liable own capital (Section 5 (1) (2b) of the German Mortgage Bank Act), Japan limited to three times the liable own capital.

A2.) Expansion of public-sector lending activities
Public-sector loans that are eligible for cover may now be extended to central governments, regional governments and local authorities in Switzerland, the United States, Canada and Japan. In addition to this, loans to the central governments of other European full member states of the OECD (i.e. Poland, the Czech Republic, Slovakia and Hungary) may now also be funded through the issuance of public-sector Pfandbriefe

(Section 5 (1) (1) (a) and 5 (1) (1) (c) of the German Mortgage Bank Act).

The previously permitted range of public-sector cover transactions in EU member states and contracting states to the Agreement of the European Economic Area (EEA) was also expanded. It is now possible to grant public-sector loans to non-profit administrative organizations, which are subordinated to the central governments, regional governments or local authorities in these countries (Section 5 (1) (1) (d) of the German Mortgage Bank Act).

B) Inclusion of derivatives in the cover pool

For the first time, the derivative transactions entered into by German mortgage banks have been put on a legal basis. Pursuant to Section 5 (1) (4a) of the German Mortgage Bank Act German mortgage banks are now in principle entitled to enter into derivative transactions. In addition to this, the mortgage banks have the possibility of including derivatives in their Pfandbrief cover pools as ordinary cover (Section 6 (6) of the German Mortgage Bank Act).

An English translation of the German Mortgage Bank Act (HBG) can be retrieved from the website of the Association of German Mortgage Banks www.hypverband.de.

Bonds & Notes

Jumbos / Globals and their Increases
Amounts in EUR m Status: 04.2.2003

	Increases							Ratings
Security no	by	on	Issuing volume	Coupon	Maturity	Issue Date	Market makers	S&P/Moody's
257 378	233	08/01	1,000	4,500	02/05/03	17/07/97	1/2/4/5	AAA/Aa1
257 463			1,500	4,500	16/07/03	09/07/01	1-9/14/18	AAA/Aa1
257 347			511	5,750	02/10/03	25/09/96	2/4/5/8	AAA/Aa1
257 425			1,500	3,250	20/01/04	13/01/99	1-3/5/6-8/10/15/17/22	AAA/Aa1
257 326			1,023	5,750	06/02/04	31/01/96	1/2/4/5/8	AAA/Aa1
257 428			2,000	3,500	17/03/04	10/03/99	1-3/5/6/8-10/11/14	AAA/Aa1
257 422	500	11/01	1,267	3,750	17/11/04	10/11/98	3/5/6/10/12/15/22	AAA/Aa1
257 374	2.000	05/00	3,023	5,250	05/07/05	17/06/97	2/5/6/7/15/18	AAA/Aa1
257 298			767	6,500	17/11/05	02/11/95	1-5	AAA/Aa1
257 427	500	11/01	1,500	3,500	17/02/06	11/02/99	3/5/6/10/12/14-16	AAA/Aa1
257 412	233	07/01	1,000	4,750	29/06/06	22/06/98	1-3/5/6/11-13	AAA/Aa1
257 359	2.250	03/00	3.017	5,500	20/02/07	13/02/97	1/4/5/6/8	AAA/Aa1
257 402	511	03/98	1,023	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aa1
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aa1
257 424			2,000	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aa1
257 433			2,000	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aa1
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aa1
257 487	1.000	04/02	1,000	3,250	28/01/05	04/12/01	1-3/5/6/11/18/19/25	AAA/Aa1
257 488	1.000	04/02	2,000	4,250	27/01/06	28/01/02	1-3/6/7/9/13/18/23/24	AAA/Aa1

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC CCF, 5=Dresdner Kleinwort Benson, 6=Deutsche Mo Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Gold Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=Caisse des Dépôts et Consignations, 16=Bankgesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothe 22=Bayerische Landesbank, 23 =Paribas 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg

Bonds & Notes

Essen Hyp EUR 20,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €20bn Debt Issuance Program, which was launched on May 28, 1998 *increased to €15bn in October 2001 and to €20bn in July, aims to facilitate Essen Hyp's* funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	Aa1
Senior Unsecured Debt	A-	A2
Subordinated Debt	BBB+	A3

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Commerzbank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, Schroder Salomon Smith Barney, Deutsche Bank, UBS Warburg, Credit Lyonnais and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department:

Günter Pless Stefan Zander

Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-365
E-mail: Guenter.Pless@essenhyp.com

Tel.: +49 201 8135-353
E-mail: Stefan.Zander@essenhyp.com

Fax Treasury: +49 201 8135-399

Bonds & Notes

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clear Stream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5bn. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger: Commerzbank AG

Frequent dealers: Commerzbank AG, Deutsche Bank AG, Société Générale

Day-to-day dealer: Goldman Sachs, London; Barclays, London; Dresdner, FFM; JP Morgan Chase, London; Lehman Brothers, London

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €15bn in October 2001.

For further information please contact Essen Hyp's Money Market Desk:

Heidi Riedel
Deputy Head of Money Markets

E-mail: Heidi.Riedel@essenhyp.com

Fax Treasury: +49 201 8135-399

Bonds & Notes

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clear Stream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5bn. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger: Commerzbank AG

Frequent dealers: Commerzbank AG, Deutsche Bank AG, Société Générale

Day-to-day dealer: Goldman Sachs, London; Barclays, London; Dresdner, FFM; JP Morgan Chase, London; Lehman Brothers, London

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €15bn in October 2001.

For further information please contact Essen Hyp's Money Market Desk:

Heidi Riedel
Deputy Head of Money Markets
Tel.: +49 201 8135-371

E-mail: Heidi.Riedel@essenhyp.com

Fax Treasury: +49 201 8135-399

Bonds & Notes

Bloomberg / Reuters

Bloomberg

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Company description (1008Z GR HYPO <GO>)

Reuters Dealing

HYES

Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.



- Press Release as of December 31, 2002 (English version) pdf

- Annual Report 2001 (English version) html
- Annual Report 2001 (English version) pdf
- Press Release Annual Report (English version) pdf

- Interim Report as of September 30, 2002 (English version) html
- Interim Report as of September 30, 2002 (English version) pdf
- Press Release Interim Report (English version) pdf

- Annual Report 2000
- Annual Report 1999
- Annual Report 1998

Order Service

These items are available:

- ☐ Annual Report 2002 German
- ☐ Press Release December 31,2002 English
- ☐ Interim Report September 30,2002 English
- ☐ Interim Report September 30,2002 German
- ☐ Annual Report 2001 English
- ☐ Annual Report 2001 German
- ☐ Annual Report 2000 English
- ☐ Annual Report 2000 German
- ☐ Annual Report 1999 English
- ☐ Annual Report 1999 German
- ☐ Annual Report 1998 English
- ☐ Annual Report 1998 German

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Qualification and Training

Interview with Marita Kraft, Vice President and Head of the Personnel Department, on the bank's comprehensive training program

What are the particular characteristics of the training program that Hypothekenbank in Essen AG offers to its employees?

In the past we made frequent use of external training programs and seminars in order to improve the qualification of our employees. However, we realized that, in many cases, only a small portion of the huge amount of information provided in the framework of these programs is actually relevant to our bank's business activities. This is why we have decided to focus on in-house seminars that are either tailored to a homogenous group of employees and their specific job requirements or address our executive staff in general and cover multidisciplinary issues. These seminars are held by experts from international training academies, from university or from within our own institution. The quality of our training program will be certified by means of an internationally acknowledged certificate.

Could you please give an example?

The series of lectures within our 'Essen Hyp University' program deals with issues that are particularly important for our bank, such as risk controlling, corporate management, property financing or international accounting. There will be a total of 24 lectures, held every two weeks. These lectures are designed for and attended by our executive staff, junior executives and skilled employees, i.e. 50% of our total number of staff. A characteristic of this training program is that the Ruhr Graduate School, an academy for further education within the University of Essen, analyzes and certifies the academic relevance of each lecture. At the same time, this academy provides us with university lecturers. The employees who attend these lectures will be awarded a certificate issued by the University of Essen.

Why does Essen Hyp make such efforts to promote the further training of its employees?

Our comprehensive offer basically has three objectives: the transfer of knowledge, multidisciplinary thinking and action and the development of personal skills. By organizing this training program, we wish to promote corporate thinking, expertise that goes beyond one particular workplace, and the personal skills of our employees. The key question with regard to a certain task will no longer be: "Who is responsible for this?" but rather: "Who can do it in the best, quickest and most efficient way?"

Does this also include language training?

Yes, definitely. For an internationally operating bank, it is essential that an employee answering the phone is able to 'do his job' in English. This is why more than 90 of our employees, i.e. nearly 70% of our total number of staff, have been attending on-the-job conversation courses for years. We have recruited a native speaker of English who basically 'visits' his customers, i.e. our employees, at their workplaces and trains their language skills by dealing with job-related issues and questions. Since August 2001 we have also been offering French classes, albeit to a much more limited number of staff.

Can you say something about the acceptance of these measures by your employees?

I can only look at this question by pointing to the 'half life period' of our knowledge. Of

course, all these training measures are optional offers to our employees, which they can accept or refuse. However, the great willingness to accept these offers – the high number of participants is a clear sign of this – and the predominantly very good final results show that our employees agree with the aim of these measures, i.e. to ensure their own – and therefore our bank's – future competitiveness. The employees' investment in this respect is their spare time, as the majority of these training measures take place after regular working hours or during the week-ends, without any compensation through time off.

Career

Unsolicited Applications

Unsolicited applications are very welcome and receive our prompt attention. If you are interested in working with Hypothekenbank in Essen AG, please complete the following application form. This will help us to gain a first impression of your skills so that we can assess whether they fit in with our requirements.

Application for:

Departments/Activities

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International Property Financing

Europe and North America

Whether office buildings or shopping malls - real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) - because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project - for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

Your partner for international real estate projects.

In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

We are particularly interested in properties that benefit from a good location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.

The properties that interest us most are office buildings, logistics centers, shopping malls (provided that they are

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Morrison Street, Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.



Arc de Seine, Paris

This office building in whose financing Essen Hyp is involved is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.

- Europe and North America
- Borrower-specific financing structures
- Specialist knowledge
- Your contact partners
- Download brochure: "In the spotlight..."

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International Property Financing

Europe and North America

Whether office buildings or shopping malls – real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) - because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project – for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Morrison Street, Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.



Arc de Seine, Paris

This office building in whose financing Essen Hyp is involved is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

Your partner for international real estate projects.

In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

We are particularly interested in properties that benefit from a good location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.

The properties that interest us most are office buildings, logistics centers, shopping malls (provided that they are

located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.

- Europe and North America
- Borrower-specific financing structures
- Specialist knowledge
- Your contact partners
- Download brochure: "In the spotlight..."

International Property Financing

Borrower-specific financing structures

Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction - from counseling via loan commitment and disbursement to full redemption - will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.



Milton & Shire, London

Built in 1996, this office building is located on the northern edge of the City of London. Essen Hyp arranged the financing of an effective floor area totaling 42,500 sqm, with offices accounting for 39,800 sqm of this figure.

International Property Financing

Specialist knowledge

Quality is the key to success.
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"


SUNTRUST
Sun Trust International Center, Miami

This 31-floor property in whose financing Essen Hyp participates as a syndicate partner is located in the heart of downtown Miami and offers a total office area of 38,900 sqm.


Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

International Property Financing

Your contact partners

Hergen Dieckmann has been working in the national - and later also international - lending business for several years, including the management of a number of real estate projects. As Relationship Manager, he maintains close contact with investors and banks. The permanent observation of the national and international real estate markets, a key prerequisite for qualified research, is also part of his responsibilities.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



▷ Hergen Dieckmann

Thomas Link has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with external lawyers and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.



▷ Thomas Link



Rainer Polenz has been living and working in London for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep understanding of the UK real estate market. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge with customer relations and product marketing, establishing and maintaining close contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the development of the projects in which Essen Hyp is involved.



▷ Rainer Polenz



Assem El Alami worked as an attorney in Berlin before being employed as an in-house counsel by a German mortgage bank. He made a substantial contribution to the setting up of the bank's international financing business. Having been appointed head of the bank's representative office in Paris, he assumed responsibility for real estate financing in France and Spain. Now with Essen Hyp, he heads our bank's representative office and is our specialist for the French real estate market.



▷ Assem El Alami

Hypothekenbank in Essen AG



Hypothekenbank in Essen AG

In the spotlight: international real estate projects
Sous les projecteurs: les projets immobiliers internationaux

Head Office
Siège social

Hypothekenbank in Essen AG
International Property Financing Desk | Service financements internationaux
Gildehofstrasse 1
D-45127 Essen
Tel.: +49 2 01 81 35-479 (Hergen Dieckmann)
Tel.: +49 2 01 81 35-480 (Thomas Link)
Fax: +49 2 01 81 35-296
Internet: www.essenhyp.com
E-mail: info@essenhyp.com

Representative Offices
Bureaux de Représentation

London | Londres
Commerzbank House
23 Austin Friars
London EC2N 2NB
United Kingdom | Royaume-Uni
Tel.: +44 20 7638 0952 (Rainer Polenz)
Fax: +44 20 7638 0953
E-mail: info@london.essenhyp.com

Paris
9, avenue de Friedland
F-75008 Paris
Tel.: +33 1 42 25 25 30 (Assem El Alami)
Fax: +33 1 42 25 25 39
E-mail: info@paris.essenhyp.com

Brussels | Bruxelles
Rue de l'Amazone 2
B-1050 Brussels | Bruxelles
Tel.: +32 2 534 95 95 (Jörn Kronenwerth)
Fax: +32 2 534 96 96
E-mail: joern.kronenwerth@belgium.messefrankfurt.com

Successful realization of international real estate projects

Des projets immobiliers internationaux à succès

Whether office buildings or shopping malls – major first class real estate projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Tailored and innovative financing structures which aim to ensure maximum planning security are available to you at Hypothekenbank in Essen AG (Essen Hyp).

Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk, which combines the expertise of real estate specialists, financial experts and attorneys with swift decision-making and competitive loan terms. Our customers include leading national investors as well as well-known international borrowers who are active on international, national and regional real estate markets.

Qu'il s'agisse d'immeubles de bureaux ou de centres commerciaux, la rentabilité d'importants projets immobiliers de première qualité dépend aussi du partenaire financier adéquat. Hypothekenbank in Essen AG, en bref Essen Hyp, vous propose des stratégies de financement innovatrices tout en garantissant un maximum de visibilité pour l'avenir.

Au sein de notre équipe des financements internationaux, nous avons concentré le savoir-faire de spécialistes en immobilier et en finance ainsi que de juristes, une réactivité accrue et des conditions financières avantageuses. Parmi notre clientèle, nous comptons des investisseurs nationaux importants et des investisseurs internationaux de renommée agissant au niveau régional, national et mondial.





Financements immobiliers taillés sur mesure

We bring in our know-how and expertise to work out innovative financing structures – for existing properties and future investments alike. Our basic terms and conditions, which can be tailored to the specific requirements of each individual borrower, are as follows:

- We can make available loans ranging from 10 million euros to several hundred million euros (or the equivalent in other currencies).
- We offer competitive loan terms.
- We accept terms of up to 10 years or more.
- We offer fixed or floating interest rates.
- We participate in loan syndicates – as arranger or as syndicate partners – but we are also prepared to act as stand-alone lender.
- We are prepared to accept subordinated mortgages in selected cases.

Establishing and maintaining fruitful and long-term business relations is always our main objective. Our team will inform you of our basic decision on your loan application within a few days so that you can put your plans into practice without delay. Having obtained and reviewed all documents needed for decision-making (due diligence) we will issue an irrevocable lending commitment within a period of time agreed with you.

Nous mettons nos capacités d'intervention et notre expérience au service de vos investissements actuels ainsi que vos projets futurs. Nous adaptons à chaque projet sa structure de financement.

- Nous accordons des prêts immobiliers d'un montant compris entre dix millions d'euros et plusieurs centaines de millions d'euros (ou l'équivalent en autres monnaies).
- Vous bénéficiez de conditions financières intéressantes.
- La durée de nos prêts immobiliers peut aller jusqu'à dix ans et plus.
- Nous appliquons des taux d'intérêt fixes ou variables.
- Essen Hyp peut agir en tant que prêteur unique, en participation ou en syndication.
- Dans des cas particuliers nous assurons le financement hypothécaire de deuxième rang.

Une collaboration fructueuse et de longue durée a toujours été le but de nos efforts. Afin de vous permettre la mise en œuvre immédiate de vos projets, nous vous communiquerons notre décision de principe dans le plus bref délai. Sur la base de la vérification de tous les documents fournis (« due diligence »), nous vous présenterons une offre ferme [illegible]



Arc de Seine, Paris, France
This office building, in whose financing Essen Hyp is involved, is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

Arc de Seine, Paris, France
Cet immeuble d'une surface *utile de 45.151 m²* et achevé en 2001 dans le sud-ouest de Paris fut financé avec des fonds de Essen Hyp.





Morrison Street, Edinburgh, Scotland
'The Exchange' is an up-and-coming office district in the center of Edinburgh. Here Essen Hyp participates in the financing of this administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

Morrison Street, Edimbourg, Écosse
Essen Hyp a cofinancé cet immeuble administratif d'une surface utile de 50.000 m² et achevé en 2001 dans le quartier d'affaires émergeant « The Exchange » au centre d'Edimbourg.



Smart Building, Rosslyn, United States
This building with a total office area of 31,762 sqm and retail units totaling 519 sqm was completed in March 2002. It is located in the Rosslyn office submarket in Arlington County, close to Washington D.C. The construction of the building was partly financed with funds provided by Essen Hyp.

Smart Building, Rosslyn, États-Unis
Inauguré en mars 2002, cet immeuble offre 31.762 m² de bureaux et 519 m² de surface commerciale. Smart Building est situé dans la zone tertiaire de Arlington County près de Washington D.C. Il fut cofinancé par Essen Hyp.



City Point, London, England
With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from a good location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.

City Point, Londres, Angleterre
L'immeuble de bureaux « City Point » avec ses 37 étages compte parmi les deux tours les plus hautes de la City de Londres, profitant par la même d'une bonne situation. Réouvert en 1998, cet actif offre 54.000 m² de bureaux, 4.700 m² de surface commerciale et 8.200 m² de surface commerciale et 8.200 m² d'archives. Essen Hyp a participé à son financement.

Know-how for your international real estate projects

n esprit d'équipe pour vos projets immobiliers internationaux

The entire financing transaction - from counseling via loan commitment and disbursement to full redemption – will be handled by one particular internal expert who is familiar with all project-specific requirements. In addition to this, our bank has representative offices at the most important international real estate markets.

Besides mortgage lending in Germany our core activity is the granting of loans in Great Britain, France, Belgium, the Netherlands, Switzerland, Spain, the United States and Canada. Our particular focus is on properties that benefit from a good location in major cities. However, we are also prepared to support regional projects.

The properties that interest us most are office buildings, logistics centers and shopping malls that are located in major catchment areas and benefit from low vacancy rates, as well as multi-family residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing.

Du conseil initial, en passant par la signature de l'acte de prêt et le versement des fonds jusqu'au remboursement complet du prêt, votre conseiller individuel de Essen Hyp, qui connaîtra les exigences particulières de votre projet, vous accompagnera dans toutes vos démarches. En plus, Essen Hyp entretient des bureaux de représentation sur les marchés les plus importants du monde.

Outre le financement immobilier en Allemagne, Essen Hyp est active au Royaume-Uni, en France, en Belgique, aux Pays-Bas, en Suisse, en Espagne, aux États-Unis et au Canada. Notre attention est attirée en particulier par des actifs avec un bon emplacement en métropole mais nous sommes également à votre écoute pour vos projets en province.

Notre centre d'intérêt comprend des immeubles de bureaux, des centres logistiques et commerciaux, ayant un faible taux de vacance, dans les zones à forte concentration urbaine, et des projets résidentiels importants ainsi que des actifs existants, entièrement loués à long terme à des locataires renommés.

West Jackson, Chicago, United States
The 'City Loop' is situated in the Central Business District of downtown Chicago, thus benefiting from an excellent location close to the financial center. Here, Essen Hyp participates in the financing of a 22-floor property with a total office area of 129,385 sqm and retail units totaling 3,646 sqm.

West Jackson, Chicago, États-Unis
Cet immeuble de 22 étages offre 129.385 m² de bureaux et 3.646 m² de surface commerciale. Il est situé dans le « City Loop » qui fait partie du quartier central d'affaires de Downtown Chicago et profite de la proximité du quartier financier. Essen Hyp a participé à son financement.





Thomas More Square, London, England
This building complex, which was financed by Essen Hyp, is situated at St. Katherine Docks on the River Thames, between the City and the Docklands. The property offers a total office area of 44,500 sqm, retail units totaling 2,500 sqm and storage space totaling 2,500 sqm.

Thomas More Square, Londres, Angleterre
Situé entre la City et les Docklands, sur le dock St. Catherine, cet ensemble d'immeubles offre 44.500 m² de bureaux, 2.500 m² de surface commerciale et 2.500 m² d'archives. Essen Hyp a mis en place son financement.



ar-sighted financing transactions
Un financement prévoyant

We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Safety, and the question as to whether the risks are calculable over the long-term, are key determinants for our credit decision. This is why we thoroughly analyze the quality of each property, including its location and investment profitability. The question as to whether a property can be used for multiple purposes, together with the cash flows from rental income, are the most important parameters in our project analysis.

Each property to be financed is appraised by our internal experts. We additionally seek the advice of external specialists who have to give evidence of their qualification and experience with the respective type of property.

With a few exceptions, the standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Nous nous considérons comme des spécialistes, garantissant le succès durable de vos projets. Notre engagement assure la rentabilité et la pérennité de votre projet. C'est pourquoi notre décision de crédit est basée sur une évaluation approfondie des risques, de l'état de l'immeuble, son emplacement géographique, la rentabilité du projet et en particulier les possibilités de la recommercialisation en cas de libération de surfaces et la stabilité du cash-flow issu des revenus locatifs.

Chaque actif est évalué par nos experts ou par des spécialistes externes. Selon le type d'actif, nous coopérons avec des spécialistes sur place choisis selon leurs qualifications et leur expérience.

Sauf certaines exceptions, tout prêt sera sécurisé par une hypothèque ou un privilège, par une cession des revenus locatifs, de primes d'assurance et, si nécessaire, d'autres sûretés tel que le nantissement des parts de la société emprunteuse.

Sun Trust International Center, Miami, United States
This 31-floor property, in whose financing Essen Hyp participates as a syndicate partner, is located in the heart of downtown Manhattan and offers a total office area of 38,900 sqm.

Sun Trust International Center, Miami, États-Unis
Cet immeuble de bureaux de 31 étages et de 38.900 m² de surface utile, situé au cœur de Miami, fut cofinancé par Essen Hyp.



Long Acre, London, England
In Central London, only a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner *in the financing of an office building* (total office area of 18,000 sqm), which will be fully modernized by 2003.

Long Acre, Londres, Angleterre
Situé dans le centre de Londres, à quelque pas du célèbre Covent Garden, cet immeuble dispose d'une surface de bureaux de 18.000 m². Sa rénovation sera achevée en 2003. Essen Hyp a participé à son financement.

Milton & Shiro, London, England
Built in 1996, this office building is located on the northern edge of the City of London. Essen Hyp arranged the financing of an effective floor area totalling 42,500 sqm, with offices accounting for 39,800 sqm of this figure.



Milton & Shire, Londres, Angleterre
Cet immeuble d'une surface utile de 42.500 m² dont 39.800 m² de bureaux, et construit en 1996 est situé au nord de la City de Londres. Essen Hyp *a mis en place son financement.*



Your contact partners
Vos interlocuteurs

Hergen Dieckmann has been working in the national – *and later also international – lending business for several* years, including the management of a number of real estate projects. As Relationship Manager, he maintains close contact with investors and banks. The permanent monitoring of the national and international real estate markets, a key prerequisite for qualified research, is also part of his responsibilities.

Hergen Dieckmann travaille dans le domaine des financements nationaux et internationaux depuis de nombreuses années. Il a accompagné un grand nombre de projets immobiliers. En tant que Relationship Manager de Essen Hyp, il entretient d'étroits contacts avec nos clients investisseurs et nos partenaires bancaires. Il est en outre chargé de l'observation permanente des marchés immobiliers internationaux sur laquelle se basent nos analyses.



Assem El Alami worked as an attorney in Berlin before *being employed* as an in-house counsel by a German mortgage bank. He made a substantial contribution to the setting up of the bank's international financing business. Having been appointed head of the bank's representative office in Paris, he assumed responsibility for real estate financing in France and Spain. Now with Essen Hyp, he heads our bank's representative office and is our specialist for the French real estate market.

Assem El Alami a travaillé en tant qu'avocat à Berlin avant d'être employé dans le service juridique d'une banque hypothécaire allemande. Il a grandement contribué au lancement des financements internationaux de cette même banque. Nommé directeur du bureau de représentation à Paris il a pris la responsabilité des financements en France et en Espagne. Aujourd'hui, directeur du bureau de représentation de Essen Hyp, il est notre expert du marché français.



Thomas Link has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with external law firms and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.

Thomas Link a travaillé longtemps en tant qu'avocat dans le domaine des financements immobiliers internationaux. Se fondant sur cette expérience il est chargé de l'analyse des projets ainsi que de la supervision de leur réalisation. En tant que Relationship Manager il maintient d'étroits contacts avec nos clients et nos partenaires bancaires ainsi qu'avec nos avocats, notaires et experts externes. *Afin d'assurer un déroulement efficace des projets, il joue* un rôle d'intermédiaire entre les parties intéressées.

Rainer Polenz has been living and working in London for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep understanding of the UK real estate market. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge of customer relations and product marketing; establishing and maintaining close contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the development of the projects in which Essen Hyp is involved.

Rainer Polenz vit et travaille à Londres depuis plus de vingt ans. En tant que directeur de département d'une banque allemande, il a acquis des connaissances approfondies du marché immobilier anglais. En qualité de directeur de notre bureau de représentation à Londres, il est responsable du suivi de notre clientèle et du marketing de nos produits. Il entretient des liens privilégiés avec les banques anglaises et internationales actives sur le marché anglais de l'immobilier professionnel et surveille le déroulement des projets en cours.



Hypothekenbank in Essen AG
Hypothekenbank in Essen AG

Far-sightedness is the basis for the success of Hypothekenbank in Essen AG, whose core activities are public-sector and mortgage lending. Established as a specialist bank in 1987, Essen Hyp soon became one of the leading German mortgage banks. Thanks also to our benchmark Jumbo and Global *Pfandbrief* issues, the German *Pfandbrief*, our key funding instrument, has become an investment vehicle that is highly appreciated on the international capital markets. The key advantages of the *Pfandbrief* are its high level of safety, liquidity, transparency, standardized structures and efficient pricing. Today, the *Pfandbrief* market is one of the world's most important non-government bond markets.

The leading international rating agencies, too, acknowledge the excellent quality of the *Pfandbriefe* issued by Hypothekenbank in Essen AG. Our public-sector *Pfandbriefe* were given the best possible rating, i.e. AAA, by Standard & Poor's and FitchRatings. Moody's also confirms the high level of safety of Essen Hyp's public-sector *Pfandbriefe* by awarding an Aa1 rating.

With a balance sheet total of €71bn as of December 31, 2002, Essen Hyp today ranks amongst the top five German mortgage banks. Our website www.essenhyp.com enables our investors to carry out their individual credit research of our bank. Essen Hyp currently runs representative offices in London, Paris and Brussels. The opening of additional representative offices in New York and other European capitals is planned for the near future.

La prévoyance a toujours été la base du succès de la Hypothekenbank in Essen AG. Fondée en 1987, l'établissement est devenu rapidement une des banques hypothécaires les plus importantes d'Allemagne. L'activité de Essen Hyp repose sur deux piliers: le financement de collectivités locales et les prêts immobiliers hypothécaires. Les Jumbos et les Global *Pfandbriefe* de Essen Hyp ont contribué à développer l'obligation foncière allemande, le *Pfandbrief*, en un investissement fortement apprécié par les marchés financiers internationaux. Grâce à son niveau élevé de fluidité, sa transparence, ses structures standardisées et la fixation efficace des prix, le marché des *Pfandbriefe* est devenu l'un des plus grands marchés des obligations non-étatiques du monde.

Les agences de rating les plus importantes reconnaissent, elles aussi, la qualité de nos *Pfandbriefe*: Standard & Poor's et Fitch Ratings ont accordé leur meilleur rating, le triple A, à nos *Pfandbriefe* publics. Leur niveau extrêmement élevé de sécurité est également confirmé par le Aa1 rating de Moody's.

Avec un total de bilan de 71 milliards d'euros au 31 décembre 2002, Essen Hyp compte parmi les cinq premières banques hypothécaires d'Allemagne. Notre site internet www.essenhyp.com vous offre de plus amples informations et vous permet d'effectuer vos recherches sur notre qualité. Essen Hyp entretient des bureaux de représentation à *Londres, Paris et Bruxelles et nous envisageons d'élargir ce* réseau avec des bureaux à New York et dans d'autres métropoles européennes dans un avenir proche.

About Us

Success needs far-sightedness



Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.



You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to contact us and we will be happy to provide you with any information you require.

- 10 successful years in retrospect



- Board of Managing Directors
- Executive Vice Presidents
- Trustees
- Supervisory Board
- Advisory Council
- Our Branches and Offices
- Imprint
- Hypothekenbank in Essen AG - Fifteen years

- Commerzbank - Our Major Shareholder (external Link)
- Verband deutscher Hypothekenbanken (external Link) (Association of German Mortgage Banks)

Business progress of Hypothekenbank in Essen AG

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	1987	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Claims outstanding:											
Mortgage loans	108	1,363	1,331	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003
Public-sector loans	603	6,607	7,409	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841
Bonds and notes **)	31	461	589	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349
Other claims	0	377	460	491	174	461	672	888	1,591	2,415	2,703
Bonds and notes issued:											
Mortgage *Pfandbriefe*	39	867	917	869	977	1,176	1,219	1,087	1,078	1,272	1,305
Public-sector *Pfandbriefe*	819	6,436	8,007	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519
Other bonds and notes / other liabilities	0	1,136	1,103	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182
New lending commitments:											
Mortgage loans	135	548	289	166	329	427	266	415	574	1,216	1,366
Public-sector loans	875	2,243	2,492	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297
Bonds and notes**)	31	161	177	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632
Capital and reserves:											
Subscribed capital and reserves***)	41	126	141	157	260	265	311	377	454	426	554
Profit-sharing capital	0	15	31	36	54	54	129	187	243	255	279
Subordinated liabilities	0	0	33	33	130	130	155	189	244	244	298
Balance-sheet total:	1,103	8,670	10,336	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553
Net interest and commission income:	5.0	27.6	35.9	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9
General operating expenses:											
Personnel expenses	0.8	4.9	4.5	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6
Other administrative expenses	0.7	2.6	2.4	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5
Depreciation on and value adjustments to intangible and fixed assets	0.1	3.2	3.4	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4
Operating result:	5.1	18.7	36.3	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1
Net income for the year:	3.1	10.9	17.3	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3
Allocation to revenue reserves:	3.1	3.6	5.1	0	5.1	5.1	15.3	25.6	33.2	0	0.0
Total distribution:	0.0	7.4	12.2	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3

Notes: *) up to 1991 acc. to old accounting regulations

**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.

***) after deduction of unpaid capital subscriptions in 1993

About Us

Board of Managing Directors

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund
Harald Pohl, Oberhausen

About Us

Executive Vice Presidents

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen

About Us

Trustees

Trustees

About Us

Supervisory Board

Supervisory Board

Dr. Axel Frhr. v. Ruedorffer
Chairman; Member of the Board of Managing
Directors, Commerzbank AG, Frankfurt/Main

Berta Schuppli
Deputy Chairman, Wiesbaden

Dieter Disse
Hypothekenbank in Essen AG, Essen

Ute Gibbels
Hypothekenbank in Essen AG, Essen

Andreas de Maizière
Member of the Board of Managing
Directors, Commerzbank AG, Frankfurt/Main

Dr. Eric Strutz
Head of Strategy and Controlling
Commerzbank AG, Frankfurt/Main

About Us

Advisory Council

Advisory Council

Dr. Friedel Abel
Chairman of the Board of Managing Directors, Hochtief Construction AG, Essen

Harold Hörauf
General Partner of HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Darmstadt

Prof. em. Dr. Paul Klemmer,
President of the Verband für Wohnungswesen, Städtebau und Raumordnung e.V., Berlin

Uwe Kruschinski
Member of the Board of Managing Directors, Bankgesellschaft Berlin AG, Berlin

Klaus Pohl
General Manager of the Treuhandstelle für Wohnungsunternehmen in Bayern GmbH, Munich

Hermann Marth
Chairman of the Board of Managing Directors, RAG Immobilien AG, Essen

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden

Dr. Udo Scheffel
Chairman of the Executive Board, Bayerische Immobilien AG, Munich

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

About Us

Our Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: info@essenhyp.com
Internet: www.essenhyp.com

Lending Offices

Berlin
Bundesallee 28
D-10717 Berlin
Tel.: +49 30 86 21-3 95

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65

Hamburg
Fleethof- Stadthausbrücke 3
D-20355 Hamburg
Tel.: +49(0)40 3 76 44 750
Fax: +49(0)40 3 76 44 627

Representative Offices

Brussels
Rue de l'Amazone 2
Amazonestraat 2
Bruxelles B-1050 Brussel
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96

Leipzig
Georgiring 1-3
D-04103 Leipzig
Tel.: +49 3 41 96 17 36-1 -3
Fax: +49 3 41 9 60 61 40

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: 00 44 20 76 38 09 52
Fax: 00 44 20 76 38 09 53

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39

Liaison Offices

New York
1251 Avenue of the Americas
New York, NY 10020-1104
Tel.: +1 212 703-41 10
Fax: +1 212 703-41 01

Tokyo
Tokyo Marine Bldg.
Shinkan, 1-2-1, Marunouchi,
Chiyoda-Ku,
Tokyo 100-0005
Tel.: +81 3 52 93-93 35
Fax: +81 3 52 93-90 29

About Us

Imprint



Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).

Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
E-mail: info@essenhyp.com

Public Relations
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Support Office of the Board of Managing Directors
Tel.: +49 201 8135-391
Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Michael Fröhner
Harald Pohl

We have tasked prompter AG,
Binger Straße 14-16, 55122 Mainz/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered prompter AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the

issuing of declarations in conjunction with our claims,
legal charges and other securities.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
E-mail: info@ve-k.de
Internet: www.ve-k.de

Hypothekenbank in Essen AG - Fifteen years

Introduction



Hubert Schulte-Kemper
Chairman of the Board
of Managing Directors

Those who trust in themselves have future! This was our conviction when f
Hypothekenbank in Essen AG in 1987 -
and all skeptics, and despite the fact th
mortgage bank to be founded dated ba
years. We took the projected difficultie
needed to be overcome. The belief in a good idea has always been our greatest

Hard work is the key to success. However, it goes without saying that a bank top results when standing alone. What has been - and will be - decisive is to fin partners who have the courage to explore new shores and who trust in our wor like to thank you very much for your commitment, which has been a key factor success. It was not least due to your support that we have become the second l Jumbos and Globals in Germany and succeeded in capturing a market share of the past 15 years.

Striving for success is important, but it is even more important never to f come from. To be aware of one's origins helps to release the necessary energy setting positive examples. This is why our identification with, and close connecti have always been an integral part of our self-conception. We are a long-standin "Initiativkreis Ruhrgebiet", a working group aiming at promoting the Ruhr area, and participated in a number of major events. In addition to this, Essen Hyp reg expositions and round table discussions on science and culture.

As a part of these activities we had the pleasure of welcoming a number of illust and partners to the premises of our bank. For more than one and a half decade established and cultivated contacts all over the world.

Even though we were right from the beginning confident that we would p bank into practice, the success of the project by far exceeded our expecta Hyp enjoys an excellent standing on the global *Pfandbrief* markets. Trusting in o our courage to realize new ideas, we face the future with confidence. We look fo future together with you.

Hubert Schulte-Kemper

Hubert Schulte-Kemper

Contact

Chairman of the Board of Managing Directors
Hubert Schulte-Kemper

Secretariat:
Tel.: +49 201 8135-301
Tel.: +49 201 8135-302

Member of the Board of Managing Directors
Michael Fröhner

Secretariat:
Tel.: +49 201 8135-311

Member of the Board of Managing Directors
Harald Pohl

Secretariat:
Tel.: +49 201 8135-321

Treasury

Secretariat:
Tel.: +49 201 8135-361
Tel.: +49 201 8135-362

Property Financing

Secretariat:
Tel.: +49 201 8135-451

Accounting and Taxes

Secretariat:
Tel.: +49 201 8135-601

Construction Management

Secretariat:
Tel.: +49 201 8135-411
Tel.: +49 201 8135-443

Legal Department

Secretariat:
Tel.: +49 201 8135-484

Settlements

Secretariat:
Tel.: +49 201 8135-601

Whether criticism, suggestions, wishes or questions - there are lots of reasons to send us an e-mail. Above all we welcome each response!

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